This filing is made pursuant to Rule 424(b)(3)
under the Securities Act of 1933 in connection
with Registration No. 333-134926

PROSPECTUS

Aspyra, Inc.

5,400,000 Shares

Common Stock

(No Par Value)

This prospectus relates to the disposition of 5,400,000 shares of our common stock which may be disposed of, from time to time, by the selling shareholders listed in the section of this prospectus entitled “Principal and Selling Shareholders,” or other transferees, pledges, donees or successors-in-interest.  The selling shareholders purchased the common stock and the underlying warrants on November 22, 2005 and May 17, 2006.  We will not receive any of the proceeds from the sale of the 5,400,000 shares being offered by the selling shareholders.

Our common stock is quoted on the American Stock Exchange under the symbol “APY.”  On September 21, 2006, the last reported sale price for our common stock on the American Stock Exchange was $1.73 per share.

INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 22, 2006

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Use of Proceeds
Market for Common Stock and Related Shareholder Matters
Dividend Policy
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Certain Relationships and Related Party Transactions
Principal and Selling Shareholders
Description of Capital Stock
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Index to Financial Statements

INFORMATION CONTAINED IN THIS PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU.  WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.  THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO OFFER OR SELL THESE SECURITIES.  THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE OF THIS PROSPECTUS.

The “Aspyra” family of related marks, images and symbols are our trademarks and intellectual property.  Other trademarks, trade names and service marks appearing in this report are the property of their respective holders.  Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company,” and “Aspyra” refer to Aspyra, Inc. and its subsidiaries.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions.  This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “will” and words and terms of similar substance used in connection with any discussion of future events, operating or financial performance, financing sources, product development, capital requirements, market growth and the like, identify forward-looking statements.  Forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors which could cause the actual results to differ materially from the forward-looking statement.  These forward-looking statements include, among others:

•                  projections of revenues and other financial items;

•                  statements of strategies and objectives for future operations;

•                  statements concerning proposed applications or services;

•                  statements regarding future economic conditions, performance or business prospects;

•                  statements regarding competitors or competitive actions; and

•                  statements of assumptions underlying any of the foregoing.

You should not place undue reliance on our forward-looking statements.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties that are beyond our control, including those we discuss in “Risk Factors” and elsewhere in this prospectus, and in our other reports we file with the Securities and Exchange Commission, or the SEC.  The forward-looking statements in this prospectus speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.   Because this is only a summary, it does not contain all of the information that you should consider before investing in our common stock.   Therefore, you should read carefully and consider this entire prospectus, including the “Risk Factors” section and financial statements and the related notes included elsewhere in this prospectus, before investing in our common stock.

Aspyra, Inc. (formerly, Creative Computer Applications, Inc.)

Aspyra, Inc. is a healthcare information technology and service provider that provides software and browser-based solutions, specializing in Clinical Information Systems for hospital and clinic-based laboratories, pharmacies, and medical imaging departments.  Our primary products, CyberLAB® , CyberMED® and CyberRAD® are highly functional, scalable, and can be deployed in a variety of healthcare settings.  Aspyra’s systems are deployed at more than 500 sites.

Our wholly owned subsidiaries, Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM, Inc.) and Aspyra Technologies, Ltd. (formerly StorCOMM Technologies, Ltd.), are leaders in the design, development, implementation and support of highly scalable Picture Archive Communication Systems, or PACS, and Clinical Image Management Systems tailored to meet the needs of healthcare organizations in the United States and abroad.  Our subsidiaries’ Access.NET™ family of systems provides enterprise wide system solutions for imaging centers, orthopedic environments and hospitals.  AccessNET™ systems are deployed at more than 200 sites in the United States and Europe.

We are a California corporation.  We were originally incorporated in 1978 as Creative Computer Applications, Inc.  In connection with our merger with our subsidiaries, we changed our name to Aspyra, Inc. on November 21, 2005.  Our executive offices are located at 26115-A Mureau Road, Calabasas, California 91302, and our telephone number is (818) 880-6700.  Our website address is www.aspyra.com.  The information on or accessible through our website is not a part of this prospectus.

Recent Developments

On November 22, 2005, Creative Computer Applications, Inc., or CCA, consummated the acquisition of StorCOMM, Inc., or StorCOMM, a private company, through a merger.  As a result of the merger, the resulting company has two wholly owned subsidiaries, Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) and Aspyra Technologies, Ltd. (formerly StorCOMM Technologies, Ltd.).  The newly merged company was renamed Aspyra, Inc.

Concurrent with the consummation of the merger, we sold in a private placement up to 1,500,000 shares of our common stock and warrants to purchase up to 300,000 shares of our common stock.  On May 17, 2006, we sold in a private placement up to 2,250,000 shares of our common stock and warrants to purchase up to 1,350,000 shares of our common stock.  This prospectus relates primarily to the resale of the equity securities issued in connection with these private placements.

The Offerings

The selling shareholders listed in the section of this prospectus entitled “Principal and Selling Shareholders” may offer and sell up to 5,400,000 shares of our common stock.

Under this prospectus, the selling shareholders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices.  They may sell the shares directly, or may sell them through underwriters, brokers or dealers.  Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling shareholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved.  See the section of this prospectus entitled “Plan of Distribution.”

We will not receive any proceeds from the potential sale of the 5,400,000 shares offered by the selling shareholders.

Summary Consolidated Financial Data

	Years Ended		Four Months Ended		Six Months Ended
	Dec. 31, 2005	Aug. 31, 2004	Dec. 31, 2004	Dec. 31, 2003	June 30, 2006	June 30, 2005
				(unaudited)	(unaudited)	(unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
NET SYSTEM SALES AND SERVICE REVENUE:
System sales	$2,112,782	$3,295,708	$844,069	$541,019	$2,373,252	$883,707
Service revenue	5,092,975	4,360,264	1,547,173	1,457,182	3,546,644	2,497,588
TOTAL SYSTEM SALES AND SERVICE REVENUE	7,205,757	7,655,972	2,391,242	1,998,201	5,919,896	3,381,295

COSTS OF PRODUCTS AND SERVICES SOLD:
System sales	1,817,566	1,913,745	610,294	607,784	1,910,467	824,568
Service revenue	1,878,030	1,592,801	542,151	540,751	1,396,148	824,693
TOTAL COSTS OF PRODUCTS AND SERVICES SOLD	3,695,596	3,506,546	1,152,445	1,148,535	3,306,615	1,649,261

GROSS PROFIT	3,510,161	4,149,426	1,238,797	849,666	2,613,281	1,732,034

RESEARCH AND DEVELOPMENT EXPENSE	1,300,690	1,014,235	406,214	342,824	961,692	558,940
SELLING AND ADMINISTRATIVE EXPENSES	3,892,900	2,855,703	1,099,279	992,595	3,884,169	1,599,977
TOTAL OPERATING EXPENSES	5,193,590	3,869,938	1,505,493	1,335,419	4,845,861	2,158,917

OPERATING INCOME (LOSS)	(1,683,429)	279,488	(266,696)	(485,753)	(2,232,580)	(426,883)

OTHER INCOME (EXPENSE):
Interest income	26,461	4,603	4,589	1,761	20,924	9,142
Interest and other expense	(37,934)	(3,704)	(2,020)	(1,888)	(166,242)	(7,761)
TOTAL OTHER INCOME (EXPENSE)	(11,473)	899	2,569	(127)	(145,318)	1,381

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,694,902)	280,387	(264,127)	(485,880)	(2,377,898)	(425,502)

PROVISION FOR INCOME TAXES	807,013	117,763	—	—	—	—

NET INCOME (LOSS)	$(2,501,915)	$162,624	$(264,127)	$(485,880)	$(2,377,898)	$(425,502)
EARNINGS (LOSS) PER SHARE:

Basic	$(.62)	$.05	$(.08)	$(.15)	$(.26)	$(.13)

Diluted	$(.62)	$.05	$(.08)	$(.15)	$(.26)	$(.13)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	4,038,233	3,318,900	3,319,650	3,318,900	9,051,800	3,368,567
Diluted	4,038,233	3,467,939	3,319,650	3,318,900	9,051,800	3,368,567

	As of December 31,		As of June 30,
	2005	2004	2006
			(unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$1,329,753	$1,655,063	$4,338,547
Working capital (deficiency)	(2,549,521)	1,589,832	(945,620)
Total assets	18,626,089	6,591,471	22,705,007
Long term debt	220,871	—	557,899

RISK FACTORS

In evaluating the Company, various risk factors and other information should be carefully considered.  The risks and uncertainties described below are not the only ones that impact the Company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have an adverse impact on us.  Among other things, this discussion contains forward-looking statements that are based on certain assumptions about future risks and uncertainties.  We believe that our assumptions are reasonable.  Nonetheless, it is likely that at least some of these assumptions will not come true.

RISKS RELATED TO OUR BUSINESS

We have recently experienced operating losses and cash outflows and we may not become profitable and sustain profitability in the future.

We have recently experienced operating losses and cash outflows.  For the six months ended June 30, 2006, our net loss was $2,377,898.  At June 30, 2006, our cash and cash equivalents totaled $4,338,547 and our working capital deficit was $945,620.  We cannot be certain that Aspyra will become profitable and sustain profitability in the future.  If Aspyra does not become profitable and sustain profitability, the market price of our common stock will decline.  The Company’s primary source of working capital has been generated from the private placements, which were completed in November 2005 and May 2006, and from borrowings.  The Company’s results of operations for the six months ended June 30, 2006 produced negative operating cash flow of approximately $620,454.  An unanticipated decline in sales, delays in implementations where payments are tied to delivery and/or performance of services, or cancellations of contracts could have a negative effect on cash flow from operations and could in turn create short-term liquidity problems.  We may need to reduce our expenses and we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders.  The incurrence of additional indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations.  There can be no assurance that any additional financing will be available on acceptable terms, if at all.

If Aspyra and Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) fail to effectively integrate their operations, the combined company may not realize the potential benefits of the merger.

The integration of Aspyra and Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) has been a time consuming and expensive process and may disrupt the combined company’s operations if it is not completed in a timely and efficient manner.  The integration is still in process.  If this integration effort is not successful, the combined company’s results of operations could be harmed, employee morale could decline, key employees could leave, customers could cancel existing orders or choose not to place new ones and the combined company could have difficulty complying with regulatory requirements.  In addition, the combined company may not achieve anticipated synergies or other benefits of the merger.  Aspyra and Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices.  The combined company may encounter the following difficulties, costs and delays involved in integrating their operations:

•       failure to successfully manage relationships with customers and other important relationships;

•       failure of customers to accept new services or to continue using the products and services of the combined company;

•       difficulties in successfully integrating the management teams and employees of Aspyra and Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM);

•       challenges encountered in managing larger, more geographically dispersed operations;

•       the loss of key employees;

•       diversion of the attention of management from other ongoing business concerns;

•       potential incompatibilities of technologies and systems;

•       potential difficulties integrating and harmonizing financial reporting systems; and

•       potential incompatibility of business cultures.

If the combined company’s operations do not meet the expectations of customers of Aspyra or Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) then these customers may cease doing business with the combined company altogether, which would harm the results of operations and financial condition of Aspyra.

If the anticipated benefits of the merger are not realized or do not meet the expectations of financial or industry analysts, the market price of Aspyra common stock may decline.  The market price of Aspyra common stock may decline as a result of the merger if:

•       the integration of Aspyra and Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) is unsuccessful;

•       the combined company does not achieve the expected benefits of the merger as quickly as anticipated or the costs of or operational difficulties arising from the merger are greater than anticipated;

•       the combined company’s financial results after the merger are not consistent with the expectations of financial or industry analysts;

•       the anticipated operating and product synergies of the merger are not realized; or

•       the combined company experiences the loss of significant customers or employees as a result of the merger.

We face intense competition from both established entities and new entries in the market that may adversely affect our revenues and profitability.

Our markets are competitive.  There are many companies with active research and development programs both in and outside of the healthcare information technology industry.  Many of these companies have considerable experience in areas of competing interest to us.  Additionally, we cannot determine if other firms are conducting potentially competitive research, which could result in the development and introduction of products that are either comparable or superior to the products we sell.  Further, new product introductions, product enhancements and the use of other technologies by our competitors could lead to a loss of market acceptance and cause a decline in sales or gross margins.

If we are unable to anticipate or react to competition or if existing or new competitors gain market share, our sales may decline or be impaired and we may experience a decline in the prices we can charge for our products, which could adversely affect our operating results.  Our competitive position depends on several factors, including:

•       our ability to adapt effectively to the continued development, acquisition or licensing of technology or product rights by our competitors;

•       our ability to enhance our products or develop new products;

•       our ability to adapt to changing technological demands; and

•       our strategic decisions regarding the best allocation of our limited resources.

Several of our current and potential competitors have greater financial, technical, sales, marketing and other resources than we do and consequentially may have an ability to influence customers to purchase their products that compete with ours.  Our future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than our products, and could also bundle existing or new products with other more established products in order to compete with us.  Our competitors could also gain market share by acquiring or forming strategic alliances with our other competitors.  If we do not adapt our business in the face of this competition, our business and operating results may be harmed.

Any failure to successfully introduce future products into the market could adversely affect our business.

The commercial success of future products depends upon their acceptance by the medical community.  Our future product plans include capital-intensive clinical information systems.  We believe that these products can significantly reduce labor costs, improve patient care and offer other distinctive benefits to the medical community.  However, there is often market resistance to products that require significant capital expenditures or which eliminate jobs through automation.  We can make no assurance that the market will accept our future products and systems, or those sales of our future products and systems will grow at the rates expected by our management.

If we fail to meet changing demands of technology, we may not continue to be able to compete successfully with competitors.

The market for our products is characterized by rapid technological advances, changes in customer requirements and frequent new product introductions and enhancements.  Our future success depends upon our ability to introduce new products that keep pace with technological developments, enhance current product lines and respond to evolving client requirements.  Aspyra has incurred, and we will need to continue to incur, significant research and development expenditures in future periods as we strive to remain competitive.  Our failure to meet these demands could result in a loss of our market share and competitiveness and could harm our revenues and results of operations.

Our success depends on our ability to attract, retain and motivate management and other skilled employees.

Our future success and growth depend on the continued services of our key management and employees, including Steven M. Besbeck, Bruce M. Miller, James R. Helms, Samuel G. Elliott, and William W. Peterson.  The loss of the services of any of these individuals or any other key employee could materially affect our business.  Our future success also depends on our ability to identify, attract and retain additional qualified personnel.  Competition for employees in our industry is intense and we may not be successful in attracting or retaining them.  There are a limited number of people with knowledge of, and experience in, our industry.  We do not have employment agreements with most of our key employees.  However, we generally enter into agreements with our employees regarding patents, confidentiality and related matters.  We do not maintain life insurance polices on our employees.  Our loss of key personnel, especially without advance notice, or our inability to hire or retain qualified personnel, could have a material adverse effect on sales and our ability to maintain our technological edge.  We cannot guarantee that we will continue to retain our key management and skilled personnel, or that we will be able to attract, assimilate and retain other highly qualified personnel in the future.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

We rely on a combination of confidentiality agreements and procedures and copyright, patent, trademark and trade secret laws to protect our proprietary information.  However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties.  Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization.  Third parties may also develop similar or superior technology independently, including by designing around our patents.  Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States, and we may be subject to unauthorized use of our products in those countries.  Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations.  Unauthorized copying or use of our products or proprietary information could result in reduced sales of our products.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.

From time to time, we have received claims that we have infringed the intellectual property rights of others and may receive additional claims in the future.  Any such claim, with or without merit, could:

•       be time consuming to defend;

•       result in costly litigation;

•       divert management’s time and attention from our business;

•       require us to stop selling, to delay shipping or to redesign our products; or

•       require us to pay monetary amounts as damages to our customers.

In addition, we license and use software from third parties in our business.  These third party software licenses may not continue to be available to us on acceptable terms.  Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing their software.  Our inability to use any of this third party software could result in disruptions in our business, which could materially and adversely affect our operating results.

Aspyra operates in a consolidating industry which creates barriers to market penetration.

The healthcare information technology industry in recent years has been characterized by consolidation by both healthcare providers who are our customers and by those companies that we compete against.  Large hospital chains and groups of affiliated hospitals prefer to negotiate comprehensive contracts for all of their system needs with larger vendors who offer broader product lines and services.  The conveniences offered by these large vendors are administrative and financial incentives that we cannot offer our customers.

Our products may be subject to government regulation in the future that could impair our operations.

Our products could be subject to stringent government regulation in the United States and other countries in the future.  Furthermore, we expect that the integration of our product and service offering will require us to comply with regulatory requirements and that we will devote significant time and resources to this effort.  These regulatory processes can be lengthy, expensive and uncertain.  Additionally, securing necessary clearances or approvals may require the submission of extensive data and other supporting information.

Failure to comply with applicable requirements could result in fines, recall, total or partial suspension of distribution, withdrawal of existing product or our inability to integrate our service and product offerings.  If any of these things occur, it could have a material adverse impact on our business.

Changes in government regulation of the healthcare industry could adversely affect our business.

Federal and state legislative proposals are periodically introduced or proposed that would affect major changes in the healthcare system, nationally, at the state level or both.  Future legislation, regulation or payment policies of Medicare, Medicaid, private health insurance plans, health maintenance organizations and other third-party payers could adversely affect the demand for our current or future products and our ability to sell our products on a profitable basis.  Moreover, healthcare legislation is an area of extensive and dynamic change, and we cannot predict future legislative changes in the healthcare field or their impact on our industry or our business.

We are subject to the Health Insurance Portability and Accountability Act (HIPAA) and the cost of complying with HIPAA may negatively impact our net income.

Our business is substantially impacted by the requirements of HIPAA and our products must maintain the confidentiality of a patient’s medical records and information.  These requirements also apply to most of our customers.  We believe our products meet the standards of HIPAA and may require our customers to upgrade their systems, but our customers’ preoccupation with HIPAA may adversely impact sales of our products, and the costs of compliance with HIPAA could have an impact on our product margins and selling, general and administrative expenses incurred by us and could negatively impact our net income.

Defective products or product failure may subject us to liability and could substantially increase our costs.

Our products are used to gather information for professionals to make medical decisions, diagnosis, and treatment.  Accordingly, the manufacture and sale of our products entails an inherent risk of product liability arising from an inaccurate, or allegedly inaccurate, test or procedure result.  Errors and failures in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers or others.  Alleviating any of these problems could require significant expenditures of our capital and resources and could cause interruptions, delays or cessation of our sales, which could cause us to lose existing or potential customers and would adversely affect our operating results.  We may be subject to product liability claims as a result of any failure or errors in our products.  If a customer is successful in proving its damages, it could prove expensive and time-consuming to defend against these claims, and we could be liable for the damages suffered by our customers and other related expenses, which could adversely affect our operating results.  We currently maintain product liability insurance coverage for up to $2 million per incident and up to an aggregate of $4 million per year.  Although management believes this liability coverage is sufficient protection against future claims, there can be no assurance of the sufficiency of these policies.  We have not received any indication that our insurance carrier will not renew our product liability insurance at or near current premiums; however, we cannot guarantee that this will continue to be the case.

System or network failures could reduce our sales, increase costs or result in a loss of customers.

We rely on our management information systems to operate our business and to track our operating results.  Our management information systems will require modification and refinement as we grow and our business needs change.  If we experience a significant system failure or if we are unable to modify our management information systems to respond to changes in our business needs, then our ability to properly run our business could be adversely affected and could lead to a reduction in our sales, increase costs and a loss of customers.

Our evaluation of internal controls and remediation of potential problems will be costly and time consuming and could expose weakness in our financial reporting.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.  We are evaluating our internal controls system in order to allow management to report on our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 beginning in our fiscal year 2007.

Factors outside of our control may adversely affect our operations and operating results.

Our operations and operating results may be adversely affected by many different factors which are outside of our control, including:

•       deterioration in economic conditions in any of the healthcare information technology industry, which could reduce customer demand and ability to pay for our products and services;

•       political and military instability, which could slow spending within our target markets, delay sales cycles and otherwise adversely affect our ability to generate revenues and operate effectively;

•       budgetary constraints of customers, which are influenced by corporate earnings and spending objectives;

•       earthquakes, floods or other natural disasters affecting our headquarters located in Calabasas, California, an area known for seismic activity, or our other locations worldwide;

•       acts of war or terrorism; and

•       inadvertent errors.

Any of these factors could result in a loss of revenues and/or higher expenses, which could adversely affect our financial results.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We expect to generate approximately 10% of our revenues from customers located outside of the United States in the fiscal year ending December 31, 2006.  We expect to expand our international operations and such expansion is contingent upon the successful growth of our international revenues.  Our international operations are subject to risks in addition to those faced by our domestic operations, including:

•       potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights;

•       imposition of foreign laws and other governmental controls, including trade and employment restrictions;

•       enactment of additional regulations or restrictions on imports and exports;

•       fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could make our products more expensive in those countries;

•       limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

•       longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•       difficulties in staffing, managing and operating our international operations;

•       difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations; and

•       political unrest, war or terrorism, particularly in areas in which we have facilities.

A portion of the Company’s transactions outside of the United States are denominated in foreign currencies.  Our functional currency is the U.S. dollar.  Accordingly, our future operating results will continue to be subject to fluctuations in foreign currency rates.  Hedging foreign currency transaction exposures is complex and subject to uncertainty.  We may be negatively affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales.

Changes to financial accounting standards and new exchange rules could make it more expensive to issue stock options to employees, which would increase compensation costs and may cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States.  These accounting principles are subject to interpretation by the Public Company Accounting Oversight Board, the SEC and various other bodies.  A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced.

For example, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages.  We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term shareholder value and, through the use of vesting, encourage employees to remain with our Company.  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards 123R that requires us to record a charge to earnings for employee stock option grants.  In addition, regulations implemented by the American Stock Exchange generally require shareholder approval for all stock option plans, which could make it more difficult or expensive for us to grant stock options to employees.  We may, as a result of these changes, incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business, operating results and financial condition.

Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) currently relies on third party distribution arrangements to distribute its products.  The loss of any of these relationships, or a material change in any of them, could materially harm our business.

For the six months ended June 30, 2006 and June 30, 2005, Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) received approximately 90% and 80% of its revenues, respectively, through third party distribution arrangements.  We expect that we will continue to generate a significant portion of our revenues through a limited number of distribution arrangements for the foreseeable future.  A significant portion of the Company’s outstanding accounts receivable is with such third party distributors, which will result in a concentration of our credit risk.  If any of these third party distributors decides not to market or distribute our products or decides to terminate or not renew its agreement with us, we may be unable to replace the affected agreements with acceptable alternatives, which could materially harm our business, operating results and financial condition.

We depend on channel partners and distributors for a significant portion of our revenues.

In each of fiscal 2005 and 2004, Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) generated approximately 90%, respectively, of its revenues from medical imaging related products.  We expect to continue to derive a substantial portion of our revenues from this single product category.  If this product category is not successful in the future or we are unable to develop new applications that are as successful, our future revenues could be limited and our business may suffer.

Risks Related to Our Common Stock

Future sales of our common stock could adversely affect our stock price.

Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline.  In addition, we may be required to issue additional shares upon exercise of previously granted options or warrants such as the warrants to purchase up to 300,000 shares of Aspyra common stock that Aspyra issued in a private placement pursuant to the Common Stock and Warrant Purchase Agreement dated August 18, 2005 by and among Aspyra and each of the purchasers named therein, the Aspyra options and warrants to be issued in exchange for StorCOMM’s options and warrants pursuant to the merger, and the warrants to purchase up to 1,350,000 shares of Aspyra common stock that Aspyra issued in a private placement pursuant to the Common Stock and Warrant Purchase Agreement dated May 4, 2006 by and among Aspyra and each of the purchasers named therein.  Increased sales of our common stock in the market after exercise of stock options or warrants could exert significant downward pressure on our stock price.  These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

Our stock price may be volatile in the future, and you could lose the value of your investment.

The market prices of the common stock for Aspyra have experienced significant fluctuations and our stock price may continue to fluctuate significantly, and you could lose the value of your investment.  The market price of our common stock may be affected by a number of factors, including:

•       announcements of quarterly operating results and revenue and earnings forecasts by us, our competitors or our customers;

•       failure to achieve financial forecasts, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us;

•       rumors, announcements or press articles regarding changes in our management, organization, operations or prior financial statements;

•       changes in revenue and earnings estimates by securities analysts;

•       announcements of planned acquisitions by us or by our competitors;

•       announcements of new or planned products by us, our competitors or our customers;

•       gain or loss of a significant customer;

•       inquiries by the SEC, American Stock Exchange, law enforcement or other regulatory bodies; and

•       acts of terrorism, the threat of war and economic slowdowns in general.

The stock market has experienced extreme price volatility, which has adversely affected and may continue to adversely affect the market price of our common stock for reasons unrelated to our business or operating results.

Fluctuations in our quarterly financial results have affected the stock prices of Aspyra in the past and could affect our stock price in the future.

The quarterly financial results of Aspyra have fluctuated in the past, and the quarterly financial results of the combined company are likely to vary significantly in the future.  A number of factors associated with the operations of our business may cause our quarterly financial results to fluctuate, including our ability to:

•       effectively align sales resources to meet customer needs and address market opportunities;

•       effectively respond to competitive pressures; and

•       effectively manage our operating expense levels.

A number of factors associated with our industry and the markets for our products, many of which are outside our control, may cause our quarterly financial results to fluctuate, including:

•       reduced demand for any of our products;

•       timing and amount of orders by customers and seasonality in the buying patterns of customers;

•       cancellation, deferral or limitation of orders by customers;

•       fluctuations in foreign currency exchange rates; and

•       weakness or uncertainty in general economic or industry conditions.

Quarterly changes in our financial results could cause the trading price of our common stock to fluctuate significantly after the merger.  If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected.  Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock or securities convertible into or exercisable for our stock.  You should not rely on the results of prior periods as predictors of our future performance.

USE OF PROCEEDS

All proceeds from the sale of the shares of common stock offered by this prospectus will be for the account of the selling shareholders.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common shares began trading publicly on the American Stock Exchange under the symbol “CAP” in August 1994.  Subsequent to the merger with StorCOMM, Inc. on November 22, 2005 and pursuant to the Company’s name change to Aspyra, Inc., our common shares began trading on the American Stock Exchange under the symbol “APY”.  The table below reflects trading under the prior and current symbols.

The following table sets forth for the periods indicated, the range of the high and low sale prices for the common shares as reported by the American Stock Exchange.  The prices do not include retail markups, markdowns, or commissions.

	High	Low
Fiscal 2004 ended August 31,
First Quarter	$2.23	$1.70
Second Quarter	1.96	1.35
Third Quarter	1.85	1.25
Fourth Quarter	1.50	1.06

Interim Period ended December 31, 2004	3.75	1.06

Fiscal 2005
First Quarter	3.98	1.85
Second Quarter	2.35	1.69
Third Quarter	2.90	1.68
Fourth Quarter	3.00	2.10

Fiscal 2006
First Quarter	2.75	2.05
Second Quarter	2.55	1.35
Third Quarter (through September 21, 2006)	2.46	1.62

The number of shareholders of record of our common shares as of August 30, 2006 was approximately 550.  We also have approximately 1000 beneficial holders of record whose shares are held in street name as of August 30, 2006.  On September 21, 2006, the last reported price for our common stock was $1.73.  Prospective investors are urged to obtain current market quotations for our common stock.

DIVIDEND POLICY

Holders of common shares are entitled to receive such dividends as may be declared by our Board of Directors.  We have never paid a cash dividend on our common shares and the Board of Directors currently intends to retain any earnings for use in our business.  From time to time we have issued restricted common shares to our employees in lieu of compensation for vacation pay.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains “forward-looking statements.”  Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that such expectations will prove to be correct.  Such forward-looking statements involve risks and uncertainties, and actual results could differ from those described herein.  Future results may be subject to numerous factors, many of which are beyond our control.  Such risk factors include, without limitation, the risks set forth above under “Risk Factors.”  We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Overview

We operate in one business segment and generate revenues primarily from the sale of our Clinical Information Systems, or CIS and Diagnostic Information Systems, or DIS, which includes the license of proprietary application software, and may include the sale of servers upon which the application software operates.  In connection with our sales of CIS and our DIS products, we provide implementation services for the installation, integration, and training of end users’ personnel.  We generate sales of ancillary software and hardware, including our data acquisition products, to our customers and to third parties.  We also generate recurring revenues from the provision of comprehensive post implementation services to our customers, pursuant to extended service agreements.  This is an important aspect of our business as our CIS and DIS products are “mission critical” systems that are used by healthcare providers in most cases 24 hours per day and 7 days per week.  The ability to provide comprehensive services is crucial to selling new customers and maintaining existing customers.

Because of the nature of our business, Aspyra makes significant investments in research and development for new products and enhancements to existing products.  Historically, we have funded our research and development programs through cash flow primarily generated from operations.  Management anticipates that future expenditures in research and development will either continue at current levels or may increase for the foreseeable future, and will be funded primarily out of our cash flow.

The merger was consummated on November 22, 2005 and the first fiscal quarter of 2006 is the first full quarterly report since the merger was consummated.

Our results of operations for the six months ended June 30, 2006 were marked by an increase in sales and an increase in operating loss over the comparable period of 2005 that are more fully discussed in the following section “Results of Operations - Six Months Ended June 30, 2006 Compared To Six Months Ended June 30, 2005.”  Our increase in revenues was due to the addition of the revenues from our wholly owned subsidiaries, Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) and Aspyra Technologies, Ltd. (formerly StorCOMM Technologies, Ltd.).  We had sales, which due to timing issues, were not fully implemented and recognized in the first six months of 2006, resulting in deferred revenue of approximately $1.8 million at June 30, 2006.  Generally, sales cycles for CIS and DIS products are lengthy and on average exceed six months from inception to closure.  Because of the complexity of the sales process, a number of factors that are beyond our control can delay the closing of transactions.  The operating losses incurred by us during the six-month period ended June 30, 2006 were primarily a result of three factors.  First, we continued to experience delays related to implementation of systems, which prevented us from recognizing revenue on many of our DIS sales, which increased our deferred revenue as of June 30, 2006.  Only a fraction of the sales booked in the six months ended June 30, 2006, were actually recognized as revenue in that period.  The backlog of deferred revenue associated with such sales increased to $1,773,791 as of June 30, 2006, which will be recognized in future periods.  Second, we are completing the integration and restructuring of the merged business and incurred certain costs associated with such activities which were only partially offset by reductions in redundant personnel and other expenses during the six months ended June 30, 2006.  We expect to achieve synergies and cost reductions in our business as we complete further integration and restructuring in the next two fiscal quarters.  Third, we have been primarily reliant on distributors and channel partners for the sales of our diagnostic systems and have been subject to inconsistencies in the performance of such third parties and the timely consummation of orders.  We are addressing this by implementing a direct sales model for some of the diagnostic system products to supplement the distribution and channel network so that we are less reliant on third parties in the sale of our diagnostic systems.  Overall our operating losses declined by approximately $340,000 to $946,537 during the second fiscal quarter ended June 30, 2006 as compared to $1,286,043 during the first fiscal quarter ended March 31, 2006.  Management believes that the operating losses will continue to decline as the integration plan is concluded and we reach our sales objectives.

Our results of operation for the fiscal year ended December 31, 2005 were marked by a decrease in sales and an operating loss that are more fully discussed in “Results of Operations – Year Ended December 31, 2005 Compared to Year Ended August 31, 2004.”  Since the beginning of fiscal year ended December 31, 2005, management had been involved in activities related to the merger with StorCOMM.  We originally anticipated that the merger would be completed in the summer of 2005.  However, due to a number of factors the merger completion date was delayed and was concluded on November 22, 2005.  In order to mitigate the delays in completing the merger and to put the combined company in the best position to immediately execute its integration plan and launch new products following the merger, management determined it was in our best interests to proceed with the development of our integration plan with StorCOMM prior to the completion of the merger.  This required significant investment in infrastructure and product development.  This investment was financed through the utilization of working capital and short-term borrowings.  The costs associated with this investment have been expensed as incurred, which increased our operating expenses during the fiscal year ended December 31, 2005.   While some of these expenses are non-recurring, others including the addition of key personnel in product management, regulatory affairs, and product development, were important additions to management in order to assure the success of our integration strategy.  However, management also anticipated we would be able to eliminate redundant personnel and achieve operational synergies that would realize reductions in operating expenses once the merger was consummated.

Aspyra concluded the merger with StorCOMM on November 22, 2005 and has accounted for the transaction as a purchase.  Accordingly only the operations of StorCOMM for the period beginning November 23, 2005 through December 31, 2005 have been consolidated in the audited financial statements for the fiscal year ended December 31, 2005.  In addition, we elected to change our fiscal year end from August 31 to December 31 in January 2005 and filed a transitional report on Form 10-QSB for the four months ended December 31, 2004.  We compare below the results of operations for the fiscal year ended December 31, 2005 with the fiscal year ended August 31, 2004 which was the last audited fiscal year presented prior to the change in fiscal year.  We also compare below the results of operation for the four months ended December 31, 2004 with the comparable four-month period ended December 31, 2003.

Results of Operations

Six Months Ended June 30, 2006 Compared To Six Months Ended June 30, 2005

The following table sets forth certain line items in our condensed consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Revenues:
System sales	40.1%	26.1%
Service revenues	59.9	73.9
Total revenues	100.0	100.0
Cost of products and services sold:
System sales	32.3	24.4
Service revenues	23.6	24.4

Total cost of products and services	55.9	48.8
Gross profit	44.1	51.2
Operating expenses:
Selling, general and administrative	65.6	47.3
Research and development	16.2	16.5
Total operating expenses	81.8	63.8
Operating loss	(37.7)	(12.6)
Loss before provision for income taxes	(40.2)	(12.6)
Provision for income taxes	—	—
Net loss	(40.2)	(12.6)

Revenues

Sales for the six months ended June 30, 2006 increased to $5,919,896, as compared to $3,381,295 for the comparable six month period ended June 30, 2005, an overall increase of approximately $2,538,601 or 75.1%.  When analyzed by revenue category for the six month period, sales of CIS and DIS products increased by $1,489,545, or 168.6%, and service revenues increased by $1,049,056 or 42%.  The increase in sales of CIS and DIS products was primarily attributable to the addition of the revenues from our wholly owned subsidiaries described above under “Overview”.  The increase in service revenues is attributable to the consolidation of service revenues from the subsidiaries and a greater number of client accounts under contract.  Service revenues are expected to continue to increase as and when our installed base of CIS and DIS installations increases.

We continue to invest heavily in sales and marketing activities focused on increasing our transaction pipeline and transitioning to more of a direct sales model so that we are less reliant on third parties in the sale of our CIS and DIS products.  While this transaction is being completed management is cautious about the near-term outlook for our sales of CIS and DIS products.  We have invested additional funds into marketing activities to further build our sales pipeline as well as to launch the newly merged company.  Our future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the volume mix and timing of orders received during any quarter, and the temporary delays in the closing of new CIS and DIS sales.  In addition, our revenues associated with CIS and DIS sales may be delayed due to client related issues such as client staff availability for training, information technology infrastructure readiness, and the performance of third party contractors, all of which are issues outside of our control.

Costs of products and services sold

Cost of sales for the six months ended June 30, 2006 increased by $1,657,354 or 100.5% to $3,306,615 as compared to $1,649,261 for the same period of fiscal 2005.  The increase in cost of sales was primarily attributable to an increase in material costs of $538,450 or 344.3%, an increase in labor costs of $668,547 or 73.2%, and an increase in other costs of $450,357 or 77.8%.  The increase in material costs was attributable to the increase in sales of CIS and DIS products discussed above.  The increase in labor costs was attributable to the consolidation of addition of personnel of Aspyra Diagnostic Solutions, Inc. The increase to other costs was also a result of the addition of the operations of the subsidiaries.  For the six-month period ended June 30, 2006, cost of sales as a percentage of sales was 56%, as compared to 49% for the comparable period of 2005.  The overall percentage increase in cost of sales, as a percentage of sales, in the six-month period ended June 30, 2006 was attributable to the volume and mix of sales during the six months ended June 30, 2006 and the cost of sales released thereto.  We could potentially experience quarterly variations in gross margin as a result of the factors discussed above.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $2,284,192 or 142.8% for the six months ended June 30, 2006 as compared to the same period of fiscal 2005.  The increases in selling, general and administrative expenses were primarily attributable to the addition of expenses from the consolidation of the subsidiaries of approximately $1,533,000 as well as additional expenses incurred during the six months ended June 30, 2006, as follows:  legal and accounting fees of approximately $145,000, corporate governance expenses of $83,000, tradeshow expenses of approximately $90,000, additional personnel in regulatory affairs and accounting of approximately $88,000, depreciation expense of $35,000, compensation expense of approximately $156,000 associated with the adoption of SFAS No. 123(R),  and expenses related to the Company’s user symposium of approximately $72,000.  Also included in the six-month period ended June 30, 2006 as additional expense consolidated from our subsidiaries was approximately $300,000 attributable to amortization of intangible assets  Our plans include increased further investment in our marketing and sales programs during the balance of our 2006 fiscal year.

Research and development expenses

Research and development expenses increased by $403,022, or 72.1% for the six months ended June 30, 2006 as compared to the same period of fiscal 2005.  The increase is attributable to increases in salaries and related personal experience as a result of the addition of the personnel in the consolidated subsidiaries, which amounted to approximately $295,000 during the six months ended June 30, 2006.  For the comparable six-month periods ended June 30, 2006 and 2005, we capitalized software costs of $499,586 and $340,021, respectively, which are generally amortized over the estimated useful life, not to exceed five years.  Such costs were attributable to the development of AccessRAD the new Radiology Information Systems, or RIS/Picture Archive Communication Systems, or PACs platform that integrates our radiology information system CyberRAD with our AccessNET PACS system, and enhancements and new modules for our CIS and DIS products.  We plan to continue significant product development activities at current expense levels throughout the 2006 fiscal year.

Interest Expense

Interest expense for the six months ended June 30, 2006 increased by $158,481 or 2.042% as compared to the same period of fiscal 2005.  Of this amount approximately $98,000 was attributable to a penalty related to the private placement transaction that was completed in November 2005 whereby the investors were entitled to receive an amount of 1% per month if our registration had not been declared effective within 120 days of the closing of the private placement.  The balance of the increase is a result of the increased borrowings during the six-month period ended June 30, 2006 as compared to the same period of fiscal 2005.

Net income (loss)

As a result of the factors discussed above, we incurred a net loss of $2,377,898 or basic and diluted loss per share of $.26 in the six months ended June 30, 2006 as compared to net loss of $425,502 or basic and diluted loss per share of $.13 for the same period of 2005.

Year Ended December 31, 2005 Compared to Year Ended August 31, 2004

The following table sets forth certain line items in our condensed consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Fiscal Year Ended December 31, 2005	Fiscal Year Ended August 31, 2004
Revenues:
System sales	29.3%	43.1%
Service revenues	70.7	56.9

Total revenues	100.0	100.0

Cost of products and services sold:
System sales	25.2	25.0
Service revenues	26.1	20.8

Total cost of products and services	51.3	45.8

Gross profit	48.7	54.2

Operating expenses:
Selling, general and administrative	54.0	37.3
Research and development	18.0	13.2

Total operating expenses	72.0	50.5

Operating income	(23.3)	3.7

Income before provision for income taxes	(23.5)	3.7

Provision for income taxes	(11.2)	1.6

Net income	(34.7)	2.1

Revenues

Sales for the fiscal year ended December 31, 2005 were $7,205,757, as compared to $7,655,972 for the fiscal year ended August 31, 2004, an overall decrease of approximately $450,215 or 5.9%.  When analyzed by revenue category, sales of CIS and DIS decreased by $1,182,926 or 35.9%, which were partially offset by an increase in services of $732,711 or 16.8%.  There were two primary factors that caused the decrease in sales of CIS and DIS products during the current period.  First, during the second and third quarters of 2005, we experienced an unexpected significant turnover in our CIS sales force, including the loss of our Vice President of Sales, which affected our ability to close near term sales opportunities.  We have since hired a new Vice President of Sales and four regional sales managers.  In addition, we have invested additional funds into marketing activities to rebuild our CIS sales pipeline, which was beginning to show improvement by fiscal year end.  Second, the DIS products have been sold through distributors and channel partners since the inception of StorCOMM’s business and accounted for approximately 90% of the sales in fiscal year ended December 31, 2005.  Shortly after the merger with StorCOMM was consummated, our primary distributor announced that it had changed ownership and subsequently went through a management and operational restructure, which temporarily caused a cessation in new order flow.  The distributor has since resumed representation and new order flow began to increase back to previous levels.  However, as part of our future growth strategy management intends to increase emphasis on direct sales activities of our DIS products while we continue to utilize distributors and channel partners for some products and market sectors.

The increase in service revenues is attributable to a greater number of customer accounts under contract.  As part of the assets acquired in the merger, we gained the service relationship with StorCOMM’s customers and intend to integrate all of our service policies, procedures and operational activities including the utilization of Aspyra’s customer relationship management system throughout the Company.  At present, we have approximately $6.5 million in annual renewable service agreements under contract and also have some customers, which we support under billable arrangements.  Service revenues are expected to continue to increase as our installed base of CIS and DIS installations increases.

We continue to expand our sales and marketing activities, directing our focus towards larger customers and multi-product sales as well as selling new products into our installed customer base.  We continue to seek strategic joint marketing partnerships with other companies, and channel partners, which has improved our market penetration and has initiated more marketing activities internationally.  Aspyra’s “pipeline” of working CIS and DIS transactions continues to improve, and management views the near term outlook for the continued sale of such products as cautiously optimistic.  Our future operating results will continue to be subject to annual and quarterly variations based upon a wide variety of factors, including the volume mix and timing of orders received during any quarter or annual period.  In addition, our revenues associated with CIS and DIS transactions may be delayed due to customer related issues such as availability of funding, staff availability, IT infrastructure readiness, and the performance of third party contractors, all of which are issues outside of our control.

Cost of Products and Services Sold

Cost of products and services sold overall increased by $189,049 or 5.4% for the fiscal year ended December 31, 2005 as compared to the fiscal year ended August 31, 2004.  The overall increase in cost of sales was primarily attributable to an increase in labor costs of $258,753 or 14.6% and an increase in other costs of sales of $28,276 or 2.3% which was partially offset by a decrease in material costs of $97,980 or 19.7%.  The increase in labor costs and other costs was primarily attributable to additional personnel hired during the fiscal year and the absorption of the former StorCOMM operations department into Aspyra post merger.  The decrease in material costs was attributable to a lesser amount of hardware that was provided in connection with sales of CIS products.  Many new customers prefer providing their own hardware and as a result a higher percentage of our CIS sales do not include hardware.  On a going forward basis sales of DIS products are expected to include a higher percentage of hardware components as the average sale of a typical PACS system includes specialized viewers, storage devices and other hardware components that are specifically configured for the system and required for optimum operation.

Cost of sales as a percentage of sales decreased to 49% for the fiscal year ended December 31, 2005, as compared to 54% for the fiscal year ended August 31, 2004.  The overall percentage decrease in cost of sales, as a percentage of sales, was primarily attributable to the absorption of the former StorCOMM operations departments into Aspyra and the volume and mix of sales.  Management believes the gross profit margin could improve in fiscal 2006 for the full year of operations; however, we could experience quarterly variations in gross margin as a result of the factors discussed above.  Management also anticipates we will be able to eliminate redundant personnel and achieve operational synergies that will realize reductions in operating expenses now that the merger has been consummated.  A program was begun in the first fiscal quarter of 2006 to achieve those objectives.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses increased in aggregate by $1,037,797 or 36.3% for the fiscal year ended December 31, 2005 as compared to the fiscal year ended August 31, 2004.  Of the total increase, approximately $730,000 is attributable to expenses incurred by Aspyra and the balance of approximately $307,000 is attributable to the expenses of StorCOMM absorbed post merger and primarily is attributable to legal, accounting, and traveling expenses.  The $730,000 increase incurred by Aspyra consisted of approximately $267,000 of increases in general and administrative expenses and approximately $463,000 in increases in selling and marketing expenses.  The increases in general and administrative expenses were primarily attributable to additional expenditures for salaries and benefits of about $140,000, legal and auditing of about $20,000, insurance expense of $25,000, bad debt expense of $40,000, and filing fees of about $17,000.  A significant portion of these increased expenditures was related to additional personnel and activities associated with the merger integration.  The increases in selling and marketing expenses of approximately $463,000 were primarily attributable to additional expenditures for salaries and benefits of about $135,000, consultants of $98,000, trade show and advertising of $85,000, travel expenses of about $73,000 and personnel expense of $71,000.  Such expenses related to the recruitment of a new Vice President of Sales and four new sales persons, and consultants retained to help design and implement a new corporate identity and marketing campaign.  In addition, the increased trade show and traveling expenses were primarily attributable to the launch of the merged company and new products at a large industry trade show.  A significant portion of the increased expenses was merger related and nonrecurring.

We plan to continue to make investments in sales and marketing programs in fiscal 2006 associated with increased activities related to the launch of AccessRAD, our new RIS/PACS integrated product and attendance at a greater number of trade shows.  During fiscal 2006, we will implement our new customer relationship management system throughout the former StorCOMM operation and we expect to incur expenses associated with that implementation; a portion of such costs will be expensed.

Research and Development Expenses

Research and development expenses increased $286,455 or 28.2% during the fiscal year ended December 31, 2005, as compared to the fiscal year ended August 31, 2004.  Of this amount approximately $162,000 is attributable to increased expenses incurred by Aspyra, and the balance represents the expenses absorbed related to StorCOMM post merger.  The increase of $162,000 attributable to Aspyra is associated with increases in salaries, other personnel related expenses, and the addition of new personnel in product engineering during the period.  Such increased expenses were attributable to the development of AccessRAD, enhancements and new modules for our CIS products, and new applications under development.  For the year ended December 31, 2005 and year ended August 31, 2004, we capitalized software costs of $687,738 and $564,803, respectively, which are generally amortized over the estimated useful life not to exceed five years.  Management anticipates our overall research and development activities to remain fairly constant in fiscal 2006.

Interest and other income was $26,461 for fiscal year ended December 31, 2005 as compared to $4,603 for fiscal year ended August 31, 2004 due to a reduction in finance charges levied for customers who were late in their payments on accounts receivable.

Interest and other expense was $37,934 for fiscal year ended December 31, 2005 as compared to $3,704 for fiscal year ended August 31, 2004 due to the increased level of borrowings on our line of credit and interest expense on some of the debt assumed post merger.

Income tax provision was $807,013 for fiscal year ended December 31, 2005 as compared to $117,763 for fiscal year ended August 31, 2004.  The increase was primarily a result of us recording an additional valuation allowance of $793,877 in the third quarter of fiscal year ended December 31, 2005.  Additionally, in fiscal year ended August 31, 2004, we generated income, which resulted in an income tax provision of $117,763.

As a result of the factors discussed above, we had a net loss of $2,501,915 in fiscal year ended December 31, 2005, compared to earnings of $162,624 for fiscal year ended August 31, 2004.  Our basic and diluted loss per share was $0.62 for fiscal year ended December 31, 2005 as compared to basic and diluted earnings per share of $0.05 in fiscal year ended August 31, 2004.

At December 31, 2005, we had state and federal net operating loss carryforwards available to offset future taxable income of approximately $28,000,000 and $35,485,000, respectively, that expire at various dates through 2025, and general business tax credit carryforwards available to offset future state and federal income tax payable of approximately $296,000 and $699,000, respectively.  While the Federal general business tax credits expire at various dates through 2025, the state general business tax credits can be carried forward indefinitely.  We also have alternative minimum tax (AMT) net operating loss carryforwards of approximately $35,261,000 to offset future AMT taxable income that expires through various dates through 2025.  Internal Revenue Code Section 382 imposes limitations on the utilization of net operating loss and tax credit carryovers pursuant to an ownership change as a consequence of the merger with StorCOMM.  The annual loss limitation amount is $885,000.

The major temporary tax differences that are expected to reverse next year are deferred revenue, allowance for doubtful accounts, accrued vacation, Section 263A Unicap inventory, amortization of intangible assets, and component inventory reserve.  However, we expect new temporary differences to be established in these years, which will either reduce or exceed the reversing temporary differences.

We annually evaluate the realization of the net deferred tax asset, taking into consideration prior earnings history, projected operating results and the reversal of temporary tax differences.  On November 23, 2005, we purchased intangible assets that were not deductible for tax purposes, and a deferred tax liability of $1,634,734 was recorded.  In addition, we recorded a deferred tax asset of $1,634,734 which is expected to be realized over the term of the deferred tax liability.  The deferred tax asset and deferred tax liability were recorded as of the acquisition date and included in goodwill.  At December 31, 2005, we evaluated the net deferred tax asset taking into consideration operating results and determined that a valuation allowance of approximately $4,829,900 should be maintained.

Four Months Ended December 31, 2004 Compared to Four Months Ended December 31, 2003

The following table sets forth certain line items in our condensed consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Four Months Ended December 31, 2004	Four Months Ended December 31, 2003
Revenues:
System sales	35.3%	27.1%
Service revenues	64.7	72.9

Total revenues	100.0	100.0

Cost of products and services sold:
System sales	25.5	30.4
Service revenues	22.7	27.1

Total cost of products and services	48.2	57.5

Gross profit	51.8	42.5

Operating expenses:
Selling, general and administrative	46.0	49.7
Research and development	17.0	17.1

Total operating expenses	63.0	66.8

Operating loss	(11.2)	(24.3)

Income before provision for income taxes	(11.1)	24.3

Provision for income taxes	—	—

Net income	(11.1)	(24.3)

Revenues

Sales for the four months ended December 31, 2004 increased to $2,391,242, as compared to $1,998,201 for the comparable period ended December 31, 2003, an overall increase of approximately $393,041 or 19.7%.  When analyzed by product category, sales of CIS products increased by $256,793 or 53.4%, sales of data acquisition products increased by $47,925 or 87.9%, and service revenues increased by $89,991 or 6.2% when compared to the same period one year ago.  Such increases were partially offset by a slight decrease in other revenues of $1,668 or 29.9%.  The increase in sales of CIS products was primarily attributable to the favorable acceptance in the marketplace and by the current client base of the new version of CyberLAB 7.0.  The increase in service revenues was attributable to a greater number of client accounts under contract and an increase in the average fees charged for such contracts.  The increase in the sales of data acquisition products was primarily attributable to a greater number of units shipped to our customers, however, management believes going forward, there will be reduced sales of data acquisition products as there has been a technological shift to software based clinical instrument interfaces.

Cost of Products and Services Sold

Cost of sales for the four months ended December 31, 2004 increased slightly by $3,910 or 0.3% as compared to the four months ended December 31, 2003.  The overall increase in cost of sales was primarily attributable to an increase in material costs of $14,077 or 11.0% and an increase in labor costs of $9,282 or 1.6%.  These costs were partially offset by a decrease in other costs of $19,449 or 4.5%.  The increase in material costs was attributable to an increase in upgrades of hardware by the installed client base by those clients that have migrated to CyberLAB 7.0.  The increase in labor costs was a result of additions to the support and implementation staff.  The decrease in other costs of sales was attributable to decreased expenses related to telephone costs as a result of better rates negotiated under a new contract for telephone and data services.  Cost of sales as a percentage of sales was 48% as compared to 57% for the comparable period one year ago.  The overall percentage decrease in cost of sales, as a percentage of sales, was attributable to the overall increase in sales of CIS products and the cost reductions as discussed above.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses increased by $106,684 or 10.8% for the four months ended December 31, 2004 as compared to the same period of 2003.  The increases in selling, general, and administrative expenses were primarily attributable to approximately $8,400 in expenses related to implementation fees for upgrading certain modules of the accounting system, approximately $15,000 in expenses for legal and accounting expense, approximately $11,900 for consultant expenses related to Sarbanes-Oxley Act Section 404 compliance requirements, approximately $35,000 related to the write off of a client account deemed uncollectible, and additional expenses related to marketing activities.

Research and Development Expenses

Research and development expenses increased by $63,390 or 18.5% during the four months ended December 31, 2004 as compared to the same period of 2003.  The increase was attributable to increases in salaries, other personnel related expenses, and the addition of new personnel in product engineering.  For the comparable periods, we capitalized software costs of $175,242 and $180,500, respectively, which are generally amortized over the estimated useful life, not to exceed five years.  Such costs were attributable to enhancements and new modules for our CIS products, and new applications under development.

For the four months ended December 31, 2004 and 2003, we did not record a tax provision due to the pretax net loss.  At December 31, 2004, we evaluated the net deferred tax asset, taking into consideration operating results, and determined that a valuation allowance should be maintained.

As a result of the factors discussed above, we incurred a net loss of $264,127 and $485,880, respectively, for the four months ended December 31, 2004 and 2003.  Our basic and diluted loss per share was $0.08 and $0.15, respectively, for the four months ended December 31, 2004 and 2003.

Capital Resources and Liquidity

Historically, our primary need for capital has been to invest in software development, and in computers and related equipment for its internal use.  We invested $687,738 and $564,803 respectively during fiscal 2005 and 2004 in software development, and $499,586 and $340,421 respectively during the six months ended June 30, 2006 and

2005.  These expenditures related to investment in our new RIS/PACS integrated system AccessRAD, and the new browser version of our Laboratory Information Systems, or LIS, product, CyberLAB, and other product enhancements.  We anticipate expending additional sums during fiscal 2006 on product enhancements to all our products and the further development of AccessRAD, and the new browser version of our LIS product, CyberLAB.  During fiscal 2005, we invested an aggregate of $325,718 in fixed assets primarily consisting of computers and software, as compared to an investment of $80,660 in fiscal 2004.  During the six months ended June 30, 2006 and 2005, we invested an aggregate of $818,022 of which $636,485 was under capital leases and $169,759, respectively, in fixed assets primarily consisting of computers, network infrastructure, telephone and data communications systems and software.

As of June 30, 2006, our working capital amounted to a deficit of $945,620 compared to a deficit of $2,549,521, as of December 31, 2005.  The deficit working capital position on a consolidated basis is the result of Aspyra merging with Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM) which had a substantial negative working capital position at the time of the merger and the increase in deferred revenues which in the aggregate amounted to approximately $4,265,000 at June 30, 2006.  On May 17, 2006, we sold in a private placement transaction 2,250,000 shares of our common stock and warrants to purchase up to 1,350,000 shares of our common stock pursuant to the terms of the Common Stock and Warrant Purchase Agreement, dated May 4, 2006.  The private placement generated $4,500,000, less costs of approximately $400,000 as of June 30, 2006, and improved our working capital position.

Cash used in operating activities was $620,454 for the six-month period ended June 30, 2006 compared to cash provided by operations of $417,412 for the comparable period of fiscal 2005.  The decrease in cash flow from operating activities was primarily attributable to the net loss incurred and the net change in accrued receivables, payables, and deferred revenues compared to the same period of fiscal 2005.  Cash used in operating activities was $638,130 for the fiscal year ended December 31, 2005, compared to cash flow of $1,144,878 for the fiscal year ended August 31, 2004.  The decrease in cash flows from operating activities was primarily attributable to the net loss incurred and net change in inventory, deferred revenues and deferred tax provision partially offset by net change in receivables and payables.

Net cash used in investing activities totaled $681,223 for the six-month period ended June 30, 2006, compared to $709,970 used in investing activities during the comparable period of 2005.  The increase in cash used in investing activities was due to increased investment in property and equipment and additional investment in capitalized software.  Net cash used in investing activities totaled $2,661,469 for the 2005 fiscal year, compared to $645,463 used in investing activities during the 2004 fiscal year.  The change was primarily the result of an increase in software capitalization costs compared to the prior fiscal year, additions to property and equipment, and the purchase of StorCOMM.

Cash flows from financing activities amounted to $3,330,369 during the six-month period ended June 30, 2006 compared to $8,000 used during the comparable period of fiscal 2005.  The increase was primarily attributable to proceeds from the private placement discussed above and from borrowings on our revolving line of credit with the bank offset by payments on notes payable and an increase in restricted cash.  Cash provided by financing activities amounted to $2,976,979 during the 2005 fiscal year compared to net cash used in financing activities of $361 in fiscal 2004.  The change in fiscal 2005 resulted primarily from the net proceeds from the private placement in November 2005 and exercises of stock options during the 2005 fiscal year.

Our primary source of working capital has been generated from the private placements, which were completed in November 2005 and May 2006, and from borrowings.  The Company’s results of operations for the six months ended June 30, 2006 produced negative operating cash flow of approximately $620,454 and for fiscal year ended December 31, 2005 produced negative operating cash flow of approximately $638,130.  An unanticipated decline in sales, delays in implementations where payments are tied to delivery and/or performance of services, or cancellations of contracts could have a negative effect on cash flow from operations and could in turn create short-term liquidity problems.  We believe that our current cash and cash equivalents, and cash flow from operations, will be sufficient to meet our current anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months.  We may need to reduce our expenses and we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. Although there are no present understandings, commitments or agreements with respect to the acquisition of any other businesses, applications or technologies, we may, from time to time, evaluate acquisitions of other businesses, applications or technologies.

Contractual Obligations

The following summarizes our contractual obligations at June 30, 2006 and the effects such obligations are expected to have on liquidity and cash flow in future periods:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$1,360,097	$425,721	$478,974	$359,256	$96,145
Debt (1)	$1,540,929	$1,447,319	$93,610	$—	$—
Capital lease (2)	$950,607	$223,942	$434,023	$292,643	$—

(1)          Includes payment of interest of $73,241 within one year and $6,124 in year two.

(2)          The Company entered into a master agreement to lease equipment as of October 26, 2005.  As of June 30, 2006, some of the equipment under the lease agreement was not fully installed and functional.  The equipment is expected to be fully functional and operational in the third quarter of fiscal 2006.  A portion of the monthly payments for the lease are estimated.

Seasonality, Inflation and Industry Trends

Our sales are generally higher in the winter and spring.  Inflation has not had a material effect on our business since we have been able to adjust the prices of our products and services in response to inflationary pressures.  Management believes that most phases of the healthcare segment of the computer industry will continue to be highly competitive, and that potential healthcare reforms including those promulgated by HIPAA may have a long-term positive impact on our business.  The key issues driving demand for our products are industry concerns about patient care and safety issues, development of a national standard for the electronic health record that will affect all clinical data, a paradigm shift from analog to digital imaging technologies, and regulatory compliance.  We have continued to invest heavily in new application modules to assist our customers in addressing these issues.  Management believes that new application modules and features that concentrate on such issues will be key selling points and will provide a competitive advantage.  In addition, management believes that the healthcare information technology industry will be marked with more significant technological advances, which will improve the quality of service and reduce costs.  We anticipate we will be able to meet these challenges.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.  On an on-going basis, management evaluates estimates, including those related to the valuation of inventory and the allowance for uncollectible accounts receivable.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Inventory

Our inventory is comprised of a current inventory account that consists of items that are held for resale and a long-term inventory account that consists of items that are held for repairs and replacement of hardware components that are serviced by us under long-term extended service agreements with our customers.  Current inventory is valued at the lower of cost to purchase or the current estimated market value of the inventory items.  Inventory is evaluated on a continual basis and reserve adjustments are made based on management’s estimate of future sales value, or in the case of the long-term component inventory, on management’s estimation of the usage of specific inventory items and net realizable value.  Management reviews inventory quantities on hand and makes determination of the excess or obsolete items in the inventory, which are specifically reserved.  In addition, reserve adjustments are made for the difference between the cost of the inventory and the estimated market value and charged to operations in the period in which the facts that give rise to the adjustments become known.  At December 31, 2005 and 2004 the inventory reserve was $116,781 and $150,073, respectively and at June 30, 2006 the inventory reserve was approximately $146,800.

Accounts Receivable

Accounts receivable balances are evaluated on a continual basis and allowances are provided for potentially uncollectible accounts based on management’s estimate of the collectability of customer accounts.  If the financial condition of a customer were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required.  Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.  The accounts receivable balance at December 31, 2005 and 2004 was $1,547,699 and $1,736,768, respectively, net of allowance for doubtful accounts of $33,871 and $47,362, respectively and at June 30, 2006, the accounts receivable balance was $1,879,960, net of an allowance for doubtful accounts of approximately $82,840.

Revenue Recognition

Revenues are derived primarily from the sale of CIS and DIS products and the provision of services.  The components of the system sales revenues are the licensing of computer software, installation, and the sale of computer hardware and sublicensed software.  The components of service revenues are software support and hardware maintenance, training, and implementation services.  We recognize revenue in accordance with the provisions of Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin (SAB) 104 “Revenue Recognition in Financial Statements.”  SOP No 97-2, as amended, generally requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the relative fair values of those elements.  We allocate revenue to each element in a multiple-element arrangement based on the element’s respective fair value, with the fair value determined by the price charged when that element is sold and specifically defined in a quotation or contract.  We determine the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to customers, professional services portion of the arrangement, other than installation services, based on hourly rates which we charge for these services when sold apart from a software license, and the hardware and sublicense of software based on the prices for these elements when they are sold separately from the software.  At December 31, 2005 and August 31, 2004 deferred revenue was $1,165,521 and $226,111 respectively and at June 30, 2006 deferred revenue was $1,773,136.

Post implementation software and hardware maintenance services are marketed under monthly, quarterly and annual arrangements and are recognized as revenue ratably over the contracted maintenance term as services are provided.  Deferred revenue related to CIS and DIS sales are comprised of deferrals for license fees, hardware, and other services for which the implementation has not yet been completed and revenues have not been recognized.  At December 31, 2005 and August 31, 2004 deferred service contract income was $1,611,644 and $1,235,032 respectively and at June 30, 2006 deferred service contract income was $2,492,013.

Software Development Costs

Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a program design.  Thereafter, applicable software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value.  Capitalized costs are amortized based on current and expected future revenue for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product not to exceed five years.  For the years ended December 31, 2005 and August 31, 2004, we capitalized $687,738 and $564,803, respectively and for the six-month period ended June 30, 2006 and 2005, we capitalized $499,586 and $340,021, respectively.  For the years ended December 31, 2005 and 2004, the balance of capitalized software costs was $1,885,887 and $1,531,573 net of accumulated amortization of $1,211,445 and $878,021, respectively.  At June 30, 2006, the balance of capitalized software costs was $2,237,104, net of accumulated amortization of $930,974.

Intangible Assets

Intangible assets, with definite and indefinite lives, consist of acquired technology, customer relationships, channel partners, and goodwill.  They are recorded at cost and are amortized, except goodwill, on a straight-line basis based on the period of time the asset is expected to contribute directly or indirectly to future cash flows, which range from four to 15 years.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.  In accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets, management reviews definite life intangible assets to determine if events or circumstances have occurred which may cause the carrying values of intangible assets to be impaired.  The purpose of these reviews it to identify any facts or circumstances, either internal or external, which may indicate that the carrying value of the assets may not be recoverable.

Stock-based Compensation

We have two stock-based compensation plans, the 2005 Equity Incentive Plan and the 1997 Stock Option Plan, under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1997 Stock Option Plan was closed for purposes of new grants.  Both of these plans have been approved by our shareholders.

Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (Statement No. 123).  No stock-based employee compensation cost was recognized in our Statement of Operations for the six months ended June 30, 2005 as all options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (Statement No. 123(R)), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the six months ended June 30, 2006 includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement No. 123(R). Results for prior periods have not been restated.

SFAS No 123(R) requires us to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that in many cases are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate may significantly impact the grant date fair value resulting in a significant impact to our financial results.

Income Taxes

We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

BUSINESS

Business Description

Aspyra, Inc. formerly known as Creative Computer Applications, Inc. is a healthcare information technology and service provider that specializes in Clinical Information Systems (CIS) and Diagnostic Information Systems (DIS) for healthcare providers.  As a result of our merger with StorCOMM, Inc. a private company, on November 22, 2005, we broadened our portfolio of products to include the Picture Archive Communication Systems (PACS) products that were developed and sold by StorCOMM.  In connection with the merger we changed our name to Aspyra, Inc.

Aspyra’s software and services for hospitals and clinic-based laboratories, pharmacies, orthopedic centers, and imaging departments are highly scalable and can be used by a broad variety of healthcare providers.  Clinical information is data that is gathered concerning each individual patient’s health condition, diagnosis, and treatment that are used by doctors, nurses and other healthcare providers.  Such data may include laboratory test results, transcribed reports of radiological or imaging procedures, digital diagnostic images, medication administration records, and other clinical and diagnostic data.  Our products are deployed to provide automation of clinical information and digital diagnostic images that facilitates the operation of clinical departments and allows the rapid recording and processing of information that can be communicated, documented, and delivered to healthcare providers.

Currently, we market a CIS product line that includes a Laboratory Information System under the trade name CyberLAB®, a Radiology Information System under the trade name CyberRAD®, a Pharmacy Information System under the trade name CyberMED®, an Anatomic Pathology System under the trade name of CyberPATH®, a WebGateway™ portal for physician access to our CIS applications, and other related clinical application modules.  We also market a DIS product line that includes a general purpose PACS system under the trade name AccessNET™, a RIS/PACS integrated system under the trade name AccessRAD™, an orthopedic specialty PACS system under the trade name AccessMED™, and other related diagnostic application modules.

Our corporate offices are located at 26115-A Mureau Road, Calabasas, California 91302.  Our telephone number is (818) 880-6700 and our website address is www.aspyra.com.  Our business consists of four operational areas:  (1) Clinical Information Systems products, (2) Diagnostic Information System products, (3) service of our customer’s installations, and (4) implementation services.  Product lines consist of Laboratory Information Systems (LIS), Picture Archive Communication Systems (PACS), Pharmacy Information Systems (PhIS), Radiology Information Systems (RIS), Anatomic Pathology Systems, and Data Acquisition products.  We sell our CIS and DIS systems directly through our own sales force in North America, through channel partners and distributor programs with other companies, and we have reseller agreements in certain international markets.

History and Business Development

Since our inception as a California corporation in 1978 under our original corporate name of Creative Computer Applications, Inc., we have been primarily engaged in the development, marketing, installation, and service of Clinical Information Systems that automate the collection and management of patient clinical data for healthcare providers.

The percentage of our net sales attributable to the sale, license, and implementation of Clinical and Diagnostic Information Systems, accounted for approximately 29% and 40% of total revenues in fiscal year ended December 31, 2005 and for the six months ended June 30, 2006, respectively.  Management believes that the percentage of our net sales attributable to our sales of Clinical Information Systems activities will increase in fiscal 2006.  We also expect that our service revenues, which accounted for approximately 71 % of total revenues in fiscal year 2005, will continue to grow as additional new installations are added to our installed base.  As of June 30, 2006, we supported approximately 400 active application installations that are used in over 600 customer sites.

By automating the collection and organization of patient clinical data, our Clinical and Diagnostic Information Systems reduce operating costs, assist in meeting compliance requirements, address patient care and safety issues, improve the turnaround time of patients diagnosis and treatment, and increase the efficiency of healthcare providers overall.  In addition to such factors, we have been able to document significant return on investment scenarios, which further confirm the efficacy of our systems.  The healthcare industry continues to operate under increasing pressure from government regulatory agencies and third party payers of medical expense, as well as from increased competition in the healthcare industry, to control costs.  Management believes that there will be continuing demands to contain healthcare costs for the foreseeable future.  The growing need for improved healthcare technology is evidenced by approximately 90,000 patient deaths in 2005 due to improper medication resulting from incomplete or not easily accessible patient files, as well as a lack of standards for keeping medical records.  The U.S. Department of Health and Human Service (HHS) National Coordinator for Health Information Technology has set aside $4.5 billion for the development of an electronic patient medical record (EMR) system accessible from any medical organization at any location.

As part of our business strategy, we have consistently pursued the development of enhancements and new modules to our existing products, as well as the development of entirely new products and services to expand our business.  We have developed a clinician portal marketed as the Aspyra WebGateway, which provides access to our CyberLAB and CyberRAD products so that physicians, nurses and other caregivers can easily utilize them from virtually anywhere in the world, and we are continuing to build upon this technology platform in order to deploy other functionality.  Our WebGateway provides access to CyberLAB for order placement, patient inquiry, and results, and is compliant with security and privacy issues pertaining to the Health Insurance Portability and Accountability Act (HIPAA).  WebGateway also provides access to CyberRAD for orders, scheduling, exam inquiry, electronic signature, regulatory compliance, and other functions.  Our AccessNET family of products is highly scalable and permits their deployment in small standalone operations or in large enterprise hospitals.  Certain application modules can also be deployed in facilities that currently have PACS installations to provide enhanced capabilities for telemedicine using our thin client technology.

The board of directors and management, while deliberating the factors leading to the merger, determined that the convergence of our clinical systems product technology with a business offering PACS, would present significant opportunities for growth given the changes that were occurring in the healthcare market place.  The board of directors believed that the integration of clinical information systems that manage clinical operational activities in healthcare with diagnostic systems such as PACS systems, was becoming more important in the healthcare information systems market.  Our board of directors further believed that by combining CCA and StarComm into Aspyra it would better serve the addressable market and result in greater long-term growth opportunities than either independent company had operating alone.  We are still in the process of integrating the two companies.  Once the merged company is fully integrated we believe the combined company will:

•              offer integrated applications and services to a broader sector of the healthcare provider market;

•              have a broader sales and channel coverage than either company independently;

•              take advantage of financial synergies; and

•              have the scale to better compete in the marketplace.

While the merger was being completed, the board of directors and management determined it was in the best interests of the companies to begin developing and executing an integration plan.  In order to mitigate the delays in completing the merger and put the combined company in the best position to immediately execute its integration plan and launch new products following the merger, management determined it was in the best interests of the Company to proceed with the development of our integration plan, which required significant investment in infrastructure and product development.  Much of the costs associated with this investment were expensed as incurred, which increased our operating expenses during fiscal year ended December 31, 2005.  While some of these expenses were non-recurring, others including the addition of key personnel in product management, regulatory affairs, and product development, were important additions to management in order to assure the success of our integration strategy.

Business Development Strategy

Our strategy since completing the merger is to advance Aspyra’s position to become a leading company in the global healthcare information technology marketplace, which is growing rapidly.  We plan to accomplish this goal through increased market penetration, internal product development efforts, and selective product license or acquisitions of technologies and/or product lines.

We plan to increase market penetration through the expansion of our direct sales activities domestically as well as selectively seek new channel partners for some of our products in sectors that are underserved by us, such as orthopedics.  We also plan to expand into other international markets through establishing new relationships with channel partners and resellers and through the introduction of other products from our product portfolio that are now not currently being offered.  We also plan to increase cross selling into our respective installed base of customers.

We plan to create new integrated products from our product portfolio.  Our first integrated product

AccessRAD, which combines our RIS system and PACS system technologies, is substantially complete and is now being marketed.  AccessRAD addresses a growing demand for integrating the clinical, work flow and diagnostic activities in acute care hospitals and clinics.  In the same instance there is a growing demand to integrate PACS technology with anatomic pathology and laboratory systems that we can create from our product portfolio.  We also plan to continue to further develop our clinical and diagnostic applications.

We plan on licensing or acquiring software applications that enhance our clinical and diagnostic products and resell them to our end users, which will provide additional capabilities such as multidimensional image visualization in PACS and robotics in the laboratory.  At present Aspyra’s systems contain a large set of the clinical data and diagnostic images that make up the electronic patient medical record (EMR).  Accordingly we plan on evolving our product offerings into an EMR system by acquiring the missing components.

Clinical Information Systems

Our Clinical Information Systems are designed to provide cost effective, robust application features to manage comprehensive clinical activities throughout most sectors of the health care provider marketplace.  Our systems are highly user definable and scaleable, enabling a wide range of users and different types of healthcare providers to employ them.

Our Clinical Information System applications are designed around a common open systems architecture that is based on either the UNIX or Microsoft® operating system platforms and employs thin client technology at the point of user interface.  Our use of this technology allows easy integration into existing networks, as well as seamless integration with other systems.  Our suite of Clinical Information System applications allows for unprecedented scalability and flexibility ensuring that as the needs of a healthcare provider change, the systems can easily be adapted.  Our clinical applications are designed around flexible parameterized software, which enables the end user to tailor the software for its individual needs.

For clinical laboratories, we have integrated our software applications and data acquisition technology into Laboratory Information Systems, which are sold under its trade name CyberLAB.  Extensive applications for a wide variety of laboratory testing, compliance, and quality control procedures, including hematology, immunology, chemistry, microbiology, drug testing, toxicology, urinalysis, and cytology testing, are available with our systems.  Validation and reimbursement, multi-site reporting and management, database management, bedside specimen collections, point of care testing, auto-verification of results, decision support tools, remote communications and flexible user defined reporting capabilities are also included.  Additional modules are also available for complete microbiology testing and CyberPATH, our Anatomic Pathology system, can be fully integrated with CyberLAB.  Our Laboratory Information Systems are highly flexible and scalable and are used by laboratories of varying size and complexity.  During fiscal 2005, we expanded our point of care testing applications and introduced a new version of our CyberMATE® handheld mobile collection device as well as numerous other functional enhancements to our LIS product offering.

Our Pharmacy Information Systems, which are sold under the trade name CyberMED, integrate inpatient, outpatient, and long term care applications into a highly integrated software product.  CyberMED integrates unit dose, IVPB/TPN, controlled substances, floor stock, inventory control, and kinetics functions.  It performs labor-intensive operations such as patient profiling, drug inventory control, drug interactions, and patient billing.  An optional purchasing module can electronically place orders with suppliers and determine the fastest moving drugs, as well as track drug usage and costs.  CyberMED supports several third party database services for integrated drug interactions, pricing, and patient informational disclosures that are required by regulation.  Extensive reporting capabilities are supported including a user defined parameterized medication administration reporting module.

CyberRAD, our Radiology Information System, is also hybrid in its design, which allows for its deployment in inpatient, outpatient and multi-site settings.  Applications include extensive scheduling, reporting, film tracking, transcription, billing, and clinical functionality.  In addition, Document Imaging for storage and retrieval of important patient information, such as signed HIPAA Consent and Authorization Notices, Medical Necessity (Advanced Beneficiary Notice (ABN), and other patient information is included in CyberRAD.  CyberRAD has also been designed with easy to deploy built-in communication interface capabilities for diagnostic modalities and Picture Archive Communication Systems.

Our Clinical Information Systems support extensive communication capabilities to various healthcare information systems including Hospital Information Systems, nursing and practice management systems, Electronic Medical Record (EMR) Systems, for which we have developed over one hundred system-to-system communication interfaces.  Our Clinical Information Systems are employed in many settings that consist of multiple sites where testing or medical procedures are seamlessly integrated.  In addition, different types of enterprises, such as hospital and affiliated outreach clinics, can use our systems to integrate their activities thus enabling the execution of their business strategies.  The communication interfaces often support bi-directional data communications, whereby demographic and order requests are transmitted to the Clinical Information Systems and, in turn, billing information and results are re-transmitted to the host system.  Our Clinical Information Systems support their own order communications and test subsystems that have been employed in other accounts that have relied on the Clinical Information System’s communications capabilities.  Management believes that communications to other systems allowing connectivity between our CIS applications and patient care, electronic medical record systems, and other administrative information systems, are very important functional requirements in the marketability of our products.  We have focused considerable attention on the communication, networking, and connectivity capabilities of our products, and plans to further develop these capabilities as opportunities present themselves.

We have developed standard seamless integration and network connectivity for all our products through user selected network topologies, network protocols, and network operating systems.  Although each application has been configured to operate as a stand-alone product, all can be operated as an integrated package, residing on a shared platform or network, thereby eliminating the need for multiple interfaces, duplicate information handling, and their associated costs.  We continue the development of enhancements to CyberLINK®, a software integration and communications module that integrates all of its own clinical applications and provides a single communications gateway to or from other vendors’ systems.

We have designed our products to incorporate open systems architecture and to conform to computer industry standards, which enable them to be more easily integrated with other vendors’ products.  Healthcare industry standards, including Health Level Seven (HL7) and American Society for Testing and Materials (ASTM), and Digital Imaging and Communications in Medicine (DICOM) standards are employed throughout our software products and in our CyberLINK connectivity application.

Our Clinical Information Systems operate under various versions of UNIX and Microsoft® operating systems.  We began migrating some of our systems to a client-server architecture and CyberRAD, and CyberPATH operate in that environment.  However, as a result of technological advancements we are evolving all of our clinical applications to the thin client architecture that CyberLAB 7.0 now operates under.  Management believes that it is a superior architecture to client-server and has cost benefit attributes associated with it since it eliminates the need for more costly customer desktop PC’s and substantially reduces desk top administration.

Diagnostic Information Systems

Our AccessNET PACS and clinical image management systems achieve true enterprise-wide connectivity for all types of images and equipment, while providing leading edge product capabilities, support, and integration.  Our customers include hospitals of all sizes with associated remote locations; independent and hospital-managed imaging centers; orthopedic facilities and specialists; teaching and children’s facilities; and radiology groups serving multiple locations.  The scalability of the AccessNET PACS system has enabled it to be deployed into a diverse installed base.

PACS coordinate all aspects of digital imaging in hospitals and clinics.  This includes capturing images from DICOM and non-DICOM compliant imaging modalities and video sources, storing this clinical information in a secure environment, and distributing and displaying both clinical images and corresponding diagnostic information throughout hospital and clinics.  Aspyra’s PACS can integrate with existing hospital systems to share information as necessary.  For example, if a facility has a hospital information system that manages exam appointments, this system can integrate with Aspyra’s PACS to share information about the scheduled exams.  Typically, integration is accomplished using communications standards such as DICOM and HL7.

We released version 6.0 of our AccessNET PACS software in February 2006.  Among the enhancements for system administrators in version 6.0 is the Install Manager available in our Management Station application.  This new distribution / update mechanism allows users of the system to update their MedVIEW® viewing station software.  MedVIEW® will automatically detect when a newer version is available on an AccessNET server and will upgrade itself in the background without any user intervention.  The Install Manager also enables system administrators to track versions installed and distributed.  The system administrator can require the automatic update / upgrade or leave the installation timing to the discretion of the system user.  Enhancements to annotations, reports, DICOM Interchange CDs, and support for DICOM color images with segmented color tables are available in the new version along with new features for system administrators.

During fiscal year ended December 31, 2005, extensive development was undertaken to provide integration between CyberRAD and AccessNET, which led to the launch of a new integrated RIS/PACS product that is sold under the trade name AccessRAD.  Specifically developed to enhance workflow and provide instant availability to clinical information, AccessRAD is designed to meet the needs of acute-care hospitals, enterprise-wide delivery networks, and large imaging enterprises.  Furthering increasing efficiency, AccessRAD’s multisite module enables organizations to manage the workflow and reporting needs at multiple facilities with a single solution.  AccessRAD provides radiologists with a central command center to manage RIS and PACS functions.  All the tools for reading images, dictating, accessing images and reports, as well as electronically signing reports, are available on the AccessRAD desktop.  AccessRAD also helps organizations enhance patient safety by reducing the errors that result form redundant date entry, and the solution improves care delivery by providing clinicians with real-time information.

Our AccessMED is a version of AccessNET that was designed for the specialty PACS environment, such as orthopedics and cardiology.  It mirrors the workflow of medical specialists to improve efficiency and care delivery.  Work lists of patients and exams can be viewed in multiple ways based on the needs of clinicians or administrative users.  In addition, clinicians can bookmark interesting and special cases for quick and easy follow up, or for collaboration with other specialists.  AccessMED provides an unlimited configuration of viewing options for images, work lists, reports, prior studies and other clinical information.  Content-sensitive help screens and tutorials can be viewed on screen, providing users with a virtual expert at their fingertips while they complete their tasks.  Advanced workflow tools, such as embedded dictation and report generation, combine diagnostic and reporting capabilities into a single solution.

Specialized modules within AccessMED offer enhanced image viewing options.  AccessMED’s OrthoView™ module includes templates from virtually every major prosthetics manufacturer to provide clinicians with digital surgical planning capabilities.  In addition, AccessMED’s Image STITCH module provides the tools needed to combine multiple images into a single image for review, which is especially valuable for long bone and spinal images.

Data Acquisition Products

Our data acquisition products, which consist of clinical instrument data interfaces, increase the efficiency and accuracy of on-line data acquisition in biomedical laboratories by automating the collection and organization of test data.  Many of our data acquisition products use a microcomputer performing a specific discrete task.  All of our data acquisition products are “plug-in” compatible with each other, enabling an end user to easily expand its system.  Our data acquisition products conserve central computer resources, lower hardware costs, and significantly reduce costs of installation and system expansion, meeting the cost-containment needs of healthcare organizations.  However, as a result of technological changes and the improved communication capabilities of current generation clinical instruments, we are developing our new clinical instrument interfaces via software applications in a direct communications format and we are de-emphasizing our data acquisition product platform.

Service

We provide comprehensive services to our installed base of system customers through our own service organization, and provide extensive training and implementation of our systems to our customers.  We offer software support services, through a twenty-four hour “hotline,” and hardware repair under extended service contracts.  In most instances, we rely on third parties to service the hardware components that it sells but may assume responsibility for first call support.  We service our own data acquisition products and related software, used as part of our CIS product offerings, under service contracts offered to end users.  Our long-term inventory requirements for our service and repair business have historically been significant because we must retain a loaner pool of components used to service our customer base.  However, in recent years, we have de-emphasized providing hardware in connection with the sale of our CIS products and currently only provide the servers and a few specialty components for which we rely on the manufacturer to service.  In many instances our products include the hardware components that comprise a PACS system and in such cases we include a direct multi-year manufacturers warranty and service with such hardware components.

Our service revenues for fiscal year ended December 31, 2005 increased by approximately 17% from the fiscal year ended August 31, 2004, and they are expected to continue to grow as the installed base of system customers grows.  For the six months ended June 30, 2006 our service revenues increased approximately 42% as compared to the same period in fiscal 2005, partially as a result of combining the service business of the acquired businesses.  The majority of our customers are under service contracts.  We believe that the ability to offer comprehensive services to our customers is a very important facet of our business and solidifies a long-term relationship with our customer accounts.  The recurring revenue stream associated with this activity is a significant part of our business.  The ability to offer long-term service often leads to add-on sales opportunities for peripheral components, data acquisition products, and upgrades to newer computers and software applications.  In addition, the quality of service is an important aspect of the end users buying decision when making a system selection; therefore we are constantly fine-tuning the services we provide and our service organization as part of our marketing strategy.

We have deployed technology to automate a company-wide helpdesk system in order to more effectively service our customers and employ a “virtual company” concept by linking outside personnel via the Internet directly into our own internal network.  This permits our employees who are engaged in technical and service related activities to telecommute through this venue.  During fiscal year ended December 31, 2005, we converted our aged helpdesk system to a new customer relationship management system (CRM) and integrated it with our current general accounting system.  At present we are upgrading our company-wide network infrastructure and is integrating all of our business processes into the CRM and accounting systems.

We believe that the service of our customers is of utmost importance to our long-term success and business strategy.  Accordingly, a great deal of emphasis is placed on continuing to upgrade the service organization and on expanding the services that we offer towards a goal of establishing a higher degree of customer satisfaction.  As part of this effort, we routinely survey our customers in an effort to obtain a “report card” on how the service organization performs.  As part of our commitment to customer satisfaction, we routinely conduct surveys of varying subjects.  This proactive approach allows us to further understand the relationship with the customer.  Surveys are based on varying subjects, including sales, implementation or support processes, and corporate communication or product development.

We have appointed an employee to the position of Customer Advocate, who in addition to our other support personnel proactively contacts customers routinely to gauge their satisfaction related to our products and services.  With this mechanism we adjust our service organization to better address our customers’ requirements.  We anticipate adding additional support and implementation personnel during our fiscal 2006.

Significant Contracts and Programs

We have pursued a strategy of seeking out new market opportunities to expand the distribution of our products in two specific ways, first through joint ventures with other vendors of compatible products and services that are synergistic with Aspyra’s products, and secondly by entering new markets.

We are also seeking to expand our presence in international markets.  With our recently completed merger, we now have consolidated our international activities in our United Kingdom offices.  Currently most of the Company’s installations are in the United States; however, we also have systems placed in the United Kingdom, South Africa, Russia, Canada, the Caribbean, Malaysia, Thailand, and Singapore.

As part of our overall marketing strategy, we are also pursuing strategic relationships with organizations that operate multiple entity enterprises where we may have the opportunity to offer our array of products and services to the group.

During the fiscal year ended December 31, 2005 and the six-month period ended June 30, 2006, there were no customers, contracts or programs that generated over 10% of our net sales.

Product Development

The market for our products is characterized by rapid and significant technological change.  Our ability to compete in the market, and to operate successfully, depends in part on our ability to react to such change.  During the year ended December 31, 2005, and the year ended August, 31, 2004, amounts (exclusive of capitalized software) equal to approximately 18%, and 13%, respectively, of our net sales were expended for research and development.  During the six-month periods ended June 30, 2006 and 2005, we expended amounts (exclusive of capitalized software) equal to approximately 16% and 16.5%, respectively, for research and development.  We continue to expend a significant amount of resources for the development of new products, and for the development of additional enhancements to existing products and intend to continue to expend such resources in the future.

Our development plans are focused on evolving our clinical and diagnostic application products to a common user interface based on industry standard thin client technology.  By utilizing this common user interface architecture it allows for easier deployment in a traditional enterprise environment as well as projecting the applications natively over the Internet.  Management believes that the total cost of ownership (TCO) inherent in thin client architecture is very attractive to both current and future users.  As the product suite continues to migrate to a common look and feel, we are also building standard open systems connectivity to open database compliant, or ODBC relational database technology.  This architectural approach allows the product suite to take advantage of all current and any potential future relational database technologies.  Management’s goal is to drive the product suite to a total open systems environment, therefore allowing us to take advantage of new technologies as they appear.

In addition to the preceding, we have planned product development projects over the next three years that include additional enhancements to all of our products and additional new modules will be developed for CyberMATE, including adding wireless capabilities.  We also continue to develop enhancements to our WebGateway that will provide for greater functionality, and expanded use of our CIS products for physician users.

Research and development expenditures, net of capitalized software, amounted to approximately $962,000 for the six months ended June 30, 2006, $1,301,000 in fiscal year ended December 31, 2005, and $1,014,000 in fiscal year ended August 31, 2004.  Such expenditures were attributable to systems development, including the development of new Laboratory, Radiology, and Pharmacy Information Systems applications, and enhancements to those products.  Our Clinical Information Systems are programmed using an OBJECT COBOL language that provides a standard code structure for the business logic while the graphical presentation is written in JAVA® and HTML.  By employing run-time modules for UNIX and Windows, we have been able to port to a variety of hardware platforms with ease.  Our Diagnostic Information Systems are built upon the Microsoft® .net platform and are programmed using C# and C++.  We currently support our software applications on Intel® based Hewlett Packard®/Compaq® servers, Dell servers and IBM® RISC 6000 servers, the most popular computer providers in healthcare.  This capability has allowed us to become “platform independent” in vending its software products where some customers may be predisposed to certain hardware brands.  We also take advantage of using off the shelf software such as Microsoft® Word for transcription and document production and delivery.  All of our products are ODBC, and the data structures support the use of standard query language (SQL) report generators that allows a wide range of reporting capabilities.

Distribution and Marketing

We sell our CIS and DIS systems directly through our own sales force in North America, through channel partners and distributor programs with other companies, and we have reseller agreements in certain international markets.  We also sell directly in the United Kingdom through our offices located in West Surrey, England.  At present, our domestic direct field sales force consists of nine salespersons that are managed by two vice presidents of sales.

Towards the end of fiscal year ended December 31, 2005, with the conclusion of the merger, we launched a new corporate identity campaign in order to introduce the merged company under the new name Aspyra to the market place.  During fiscal year ended December 31, 2005, our marketing department in concert with the services of outside marketing consultants undertook the creation of a new corporate identity strategy including a new name, tagline, logo and branding.

In addition, we commenced new promotional activities and are compiling a significant database of accounts throughout the healthcare marketplace that is helping to position our sales activities.  In addition to direct marketing, we promote our products by attending national industry trade meetings, through media advertising, publishing articles in industry publications telemarketing campaigns, and through our website.  Because of the opportunity to meet larger audiences at national industry meetings, we intend to upgrade our participation at such meetings for fiscal 2006 with new larger exhibits and other promotional programs.  We have also formed joint marketing arrangements with other companies that have compatible products and services, which has increased sales penetration in the marketplace.

We have established and support an annual user symposium in order to encourage users of our Clinical Information Systems to participate in helping us to better serve our customers.  The focus of the symposium is to encourage open group communications with us about a range of subjects, including service and support and new product enhancements.  Since we have experienced success in vending multiple products to our customers, the national symposium proves to be a good forum to discuss general topics, such as our strategy and product direction, and provides an opportunity to focus on specific application issues in breakout sessions, special interest groups (SIGs) and roundtable discussions.  We also schedule advanced training courses as part of the symposium agenda that have had considerable attendance by our customers.

We also publish newsletters and articles, which are intended to expand communications with existing and potential customers.  During fiscal 2006, we expect to substantially increase expenditures associated with its marketing plan which include new web site enhancements, collateral materials, including new product marketing literature, and intends to expand its trade show attendance.

Competition

We have several significant competitors including GE Medical Systems, Merge Healthcare, Amicas, Misys, Phillips, and others, in the Clinical Information Systems business, many of which are much larger companies that may offer a wider array of products and services in addition to competitive clinical applications.  These competitors have significantly greater resources than we have, including greater name recognition, larger sales operations, greater ability to finance research and development and proceedings for regulatory approval, and more developed regulatory compliance and quality control systems.  Management believes, however, that few competing CIS products offer our hybrid multisite capabilities, variety of data interfaces, add-on capability, and flexibility that allows the systems to be user definable, so that they can be employed in different types of settings.  The multisite and multi-disciplinary or hybrid nature of our products are a strong selling point.  We have also received very good references about our service organization and the ability to respond to customers needs on a timely and cost effective basis.

The principal competitive factors in our business are technological competence, diversity of product line, price and performance characteristics, product quality, capability and reliability, marketing and distribution networks, service and support, ability to attract and retain trained technical employees and business reputation.  We believe that we have competitive advantages in many of these areas.  We have also positioned ourselves to focus on large multi-specialty clinics and community based and rural hospitals.  Such entities typically have diverse outpatient populations and operate in a number of locations that require special features designed in our products that assist them in maximizing their operating potential.

Manufacturing and Suppliers

We have utilized computers manufactured by several suppliers for our Clinical Information Systems in the past, and primarily use computers manufactured by Hewlett Packard/Compaq®, Dell, and IBM®.  Management believes that other computers, which can be used in our systems, are readily available from several suppliers.  As part of a strategy to limit the amount of hardware that we vend, we have migrated to a “just in time” inventory program whereby we have relied on purchasing inventory when we have received an order from a customer rather than stocking inventory on a routine basis.  We still maintain an inventory supply of certain items including spare parts and components for both our CIS product line and for our data acquisition product line.  In addition, we maintain a long-term inventory pool of components and parts to service customer’s hardware pursuant to its long term extended service agreements.  Our data acquisition products are assembled by its employees and subcontractors from prefabricated subassemblies, which are built by independent electronics assembly companies.  Management believes there are many competent subassembly companies within the immediate vicinity of our business location.  We obtain the components of our data acquisition products from a variety of suppliers and are not dependent on any one supplier for such components.

Our DIS systems are frequently integrated with a variety of third party specialized hardware and software components, which are readily available from a variety of manufacturers and distributors.  To integrate the majority of our system configurations the hardware is shipped to our location in Jacksonville Florida where it is configured with third party software and then installed with the software manufactured by us.  Any other ancillary components that do not require additional application software will be shipped direct to an installation.  When the DIS system has received all of the required software components, it is then shipped to the customer’s site where it is installed, integrated and tested at the customer site.

Our vendor relationships are intended to provide affordable hardware, software, and integration solutions that have been successfully tested with the AccessNET system.  Our vendors include:

•                                          Ciprico.  Ciprico provides Network Attached Storage (NAS) storage with high redundancy, high speed, and high volume capabilities.  Ciprico has been a provider for the entertainment industry and is moving into the healthcare arena.  They specialize in handling large volumes of image data.

•                                          InSite One.  Aspyra and InSite One, Inc. have formed an alliance to provide Aspyra’s software to InSite One customers and InSite One’s remote and on-site archive capabilities to Aspyra customers.  This partnership offers facilities another method of compliance with HIPAA’s regulations for the protection of patient information.  It also provides a high level of redundancy and disaster recovery capabilities at an affordable price.

•                                          Meridian Technique.  Aspyra has formed a partner relationship with Meridian Technique to provide customers with their OrthoView® product for orthopedic templating.  Meridian’s OrthoView provides access to templates from prosthetic manufacturer.

•                                          Microsoft®.  Aspyra has recently attained the Gold Certified level of the Microsoft® Partner Program.  As a Microsoft® Certified Partner, the Company reached the highest level within the program by earning the ISV/Software Solutions Competency for its AccessNET PACS, and the Networking Infrastructure Solutions Competency.

•                                          NAI Tech Products.  NAI Tech Products provides DICOM connectivity solutions for non-DICOM compliant imaging modalities.

•                                          Voxar®.  Post processing options provide additional methods to review patient information and make a diagnosis.  MedVIEW® 5.0 integrates with Voxar’s 3D Plug n’ View to provide image post-processing options including 3D imaging, Multi-planar reconstruction and Maximum intensity projection.

Warranties and Product Liability

We warrant that our products conform to their respective functional specifications for periods that vary according to product category.  We warrant our application software incorporated in our CIS products for 90 days post live operation, and warrant our DIS application software for periods up to one year post installation.  The warranty periods may differ depending on the program that the products are sold under.  However, customers may elect to enter into extended service agreements with us that further extends such warranties.  The computers and other hardware components that we currently sell as part of our CIS and DIS products are subject to the warranties of their manufacturers.  The manufacturers generally warrant their products against faulty material and workmanship for one to three years.  We pass through the manufacturers warranties to the end users and in most cases contracts with the manufacturers who are to provide onsite warranty services through the manufacturer’s service network.  Our data acquisition products and components are warranted against faulty materials and workmanship for 90 days.

We currently carry an aggregate of $4,000,000 in product liability insurance.  Management believes that this amount of insurance is adequate to cover our risks.  To further mitigate our risks, our standard hardware sales/software license agreement as well as our service agreement expressly limits our liabilities and the warranties of our products and services in accordance with accepted provisions of the Uniform Commercial code as adopted in most states.

Copyrights, Patents and Trade Secrets

We hold patents protecting some of our proprietary technology, which we have either filed directly or received through assignment.  We have copyrighted the designs of our proprietary components and application software.  Patent or copyright protection may not be available for many of our products.  A significant portion of our proprietary technology is in the form of software.  We have relied primarily on copyright and trade secret protection of our software.  Management believes that our business is more dependent upon marketing, service, and knowledge than on patent or copyright protection.  We have registered trademarks for CyberLAB CyberMED, CyberRAD, CyberPATH, CyberTERM, CyberLINK and CyberMATE, and have applied to register our trademarks on our other trade and company names.  We have retained special intellectual property counsel to advise management on the appropriate course to follow with respect to these issues and have continued to pursue measures to protect our intellectual property.

Governmental Regulation

Our products are subject to stringent government regulation in the United States and other countries.  These laws and regulations govern product testing, manufacture, labeling, storage, record keeping, distribution, sale, marketing, advertising and promotion.  We are also required to register as a medical device manufacturer with the Federal Drug Administration (FDA) and comply with FDA regulations.  The regulatory process can be lengthy, expensive and uncertain, and securing clearances or approvals often requires the submission of extensive testing and other supporting information.  If we do not comply with regulatory requirements, we may be subject to fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution.

The Federal Food, Drug and Cosmetic Act, more commonly known for its regulation of drugs in interstate commerce, was amended by the “Medical Device Amendments of 1976” (the “Amendments”) to cover devices used in medical practice.  These include instruments and reagents used in biomedical laboratory testing.  In 1987, the Federal Drug Administration (FDA) first classified a number of clinical software products as medical devices, but exempted most of them from routine regulations.  Subsequently, the FDA amended the policy.

We have been informed that the FDA requires most Class I and Class II medical devices, which include our Clinical Information System and Picture Archive Communications System products, to comply with its Quality System Regulation (QSR).  Additionally, the FDA requires all medical devices utilizing software to meet the design control requirements of the QSR.  We are in the process of implementing an updated quality policy and a modification of our internal policies to comply with this directive.  Management believes that the QSR procedures have an impact on our business to the extent that there are lengthened development cycles of new software and additional costs are incurred.  However, all of our competitors are faced with the same requirements.  Our Quality System will, however, allow for a higher level of customer satisfaction, as the internal processes and software must go through more rigorous audits and testing.

The FDA from time to time reevaluates its rules and classifications relevant to computer products used in connection with medical devices and software used in clinical applications.  No assurance can be given that our current or new products developed will not be subject to the provisions of the Amendments and implementing rules.  We have retained special counsel to advise us in such matters.  The likelihood of such changes and their effect on our business cannot be ascertained.  If the FDA were to determine that additional provisions should apply to all or some of our products, it is uncertain whether compliance with such interpretation would have a material adverse effect on us or our products or operations.

In general, we and our products are subject to direct governmental regulations applicable to manufacturers, including those regulations promulgated under the Occupational Safety and Health Act, and by the Environmental Protection Agency.  Our customers, however, are subject to significant regulation by the FDA, the Centers for Medicare and Medicaid Services, the Health and Human Services Administration, the Centers for Disease Control, and by state and local governmental authorities.  Such regulations require us to comply with certain requirements in order to sell our systems, and are a major focus of our development efforts in order to maintain the regulatory compliance of our products.  In addition, the new HIPAA regulations indirectly and directly are applicable to us and have been a focus of our new product development efforts during the last two fiscal years.

Backlog

Our backlog at December 31, 2005 was approximately $1,200,000 for software, hardware and interface products, and approximately $1,600,000 for deferred services, compared to approximately $200,000 for software, hardware and interface products, and $1,200,000 for deferred services, at August 31, 2004.  We also have annually renewable extended service agreements under contracts aggregating in excess of $6,500,000.  Our backlog at June 30, 2006 was approximately $1,800,000 for software, hardware and interface products and approximately $2,500,000 for deferred services, compared to approximately $1,165,000 for software, hardware and interface products, and $1,611,000 for deferred services at June 30, 2006.

Employees

At August 30, 2006, we had 103 full time employees of whom 27 are involved in product development, 18 in sales and marketing, 1 in production, 45 in technical services, training, and support, and 12 in administration.  There were no part time employees as of that date.  We are not subject to any collective bargaining agreements and consider our employee relations to be good.

Properties

Our headquarters are located in a leased facility in Calabasas, California.  The facility was constructed in 1991 and comprises approximately 16,850 square feet with an effective base rental of approximately $23,865 per month, plus common area maintenance costs and property taxes.  The facility is leased under an extension of the original lease and has a five year term that ends in October 2007.  The lease is subject to cost of living adjustments each year.  All other provisions of the original lease substantially remained the same.

The Calabasas facility is used as general offices and operations headquarters that includes warehousing, service and support, training, development, and assembly.  We consider the facility to be adequate for our intended purposes.  We carry adequate general liability insurance, as required by the respective leases, to cover any risks concerning the facility.

We also operate out of a leased facility in Jacksonville, Florida.  The facility in Jacksonville was constructed in 1991 and comprises approximately 8,422 square feet with an effective base rental of approximately $11,534 per month, including common area maintenance costs and property taxes.  The Jacksonville location has extended its lease to January 2012.

The Jacksonville facilities are used as general offices and for operations that includes warehousing, service and support, training, development, and assembly.  We carry adequate general liability insurance, as required by the respective leases, to cover any risks concerning the facilities.

Our United Kingdom subsidiary Aspyra Technologies, Ltd. is located in East Grinstead, West Sussex, United Kingdom.  In June 2005, a new lease was entered into for three years with the option to terminate after two years.  The combined space in the United Kingdom office is 640 square feet with a monthly rent of $3,166.  The facilities are used for general offices.

Legal Proceedings

There are no material active, pending, or threatened legal proceedings to which we are a party.

From time to time we may be involved in other litigation relating to claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties.  We may also be subject to claims arising out of our operations in the normal course of business.  As of the date of this prospectus, we are not a party to any such other litigation that would have a material adverse effect on us or our business.

MANAGEMENT

Directors and Executive Officers

Background information concerning each Director and executive officer of the Company is as follows:

Name	Age	Position
Steven M. Besbeck	58	Director and Chief Executive Officer
Lawrence S. Schmid	64	Director
Robert S. Fogerson, Jr.	53	Director
Norman R. Cohen	69	Director
Bradford G. Peters	38	Director
C. Ian Sym-Smith	76	Director
Anahita Villafane	36	Chief Financial Officer and Secretary
Bruce M. Miller	60	Chief Technology Officer
James R. Helms	61	Chief Operations Officer
William W. Peterson	53	Chief Sales and Marketing Officer
Samuel G. Elliott	53	Chief International Officer

Steven M. Besbeck has served as our president and chief executive officer since June 1983 and a director of Aspyra since November 1980.  He has also served as chairman of the board since November 2005.  Mr. Besbeck also served as Aspyra’s chief financial officer from November 1980 to June 2005.  Since September 1990, Mr. Besbeck has served as a director of IRIS International, Inc., a clinical diagnostics company.  Mr. Besbeck received a B.S. in Finance from the College of Business Administration at California State University of Long Beach.

Lawrence S. Schmid has served as a director of Aspyra since November 1991.  Since November 1990, Mr. Schmid has served as the president and chief executive officer of Strategic Directions International, Inc., a management consulting firm specializing in technology companies.  Mr. Schmid received a BSME from General Motors Institute and an M.B.A. from the Graduate School of Management at the University of California Los Angeles.

Robert S. Fogerson, Jr. has served as a director of Aspyra since May 1992.  Since January 1998, Mr. Fogerson has served as the general manager of ViroMED Labcorp, a laboratory providing clinical testing services.  Mr. Fogerson had previously served in various capacities at PharmChem Laboratories since 1975.  Mr. Fogerson received a B.A. from Stanford University.

Norman R. Cohen has served as a director of Aspyra since October 2003.  Mr. Cohen is a retired attorney.  Prior to his retirement in June 2003, Mr. Cohen had been in private practice for more than 40 years, primarily in the areas of corporate and securities law.  Mr. Cohen received a B.S. in Economics from the Wharton School of the University of Pennsylvania and an L.L.B from the Law School of the University of Pennsylvania.

Bradford G. Peters has served as a director of Aspyra since November 2005 and has previously served as a director of StorCOMM, Inc. since 1999.  Since June 1998, Mr. Peters has served as president of Blackfin Capital, LLC, a New York based, privately held investment management company.  Prior to founding Blackfin Capital, LLC, Mr. Peters worked for Morgan Stanley as a vice president in the private wealth management group from 1993 to 1998.  Since 1999, Mr. Peters has served as a director of Britesmile, Inc., a developer of teeth whitening technology, and a Nasdaq Small Cap Market Company, where he is a member of the audit committee, and chairman of the compensation committee.  Before joining Morgan Stanley, Mr. Peters received his M.B.A. in finance from Duke University in 1993.

C. Ian Sym-Smith has served as a director of Aspyra since November 2005 and had previously served as chairman of the board of directors of StorCOMM, Inc. since April 1997 and as a director of StorCOMM, Inc. since February 1996.  Mr. Sym-Smith has served as a director of several private and public companies.  Mr. Sym-Smith received his B.S. in electrical engineering from the College of Technology in Birmingham, England, and his M.B.A. from the Wharton School of Business.

Anahita Villafane has served as the chief financial officer of Aspyra since June 2005 and secretary since November 2005.  Ms. Villafane also served as ASPYRA’s controller and chief accounting officer from April 2000 to June 2005.  Prior to April 2000, Ms. Villafane was an audit manager with BDO Seidman, LLP since 1996.  Ms. Villafane received a B.S. in Accounting from California State University at Northridge, and is a Certified Public Accountant.

Bruce M. Miller served as the chief technology officer of Aspyra since its inception in 1978 and also served as chairman of the board from the Company’s inception until November 2005.  Mr. Miller is a graduate of Rutgers University.

James R. Helms has served as the chief operations officer of Aspyra since October 1982 and secretary from 1983 to November 2005.  Mr. Helms also served as a director from 1987 until November 2005.  Previously, Mr. Helms was an independent information systems consultant for more than five years.

William W. Peterson has served as Aspyra’s chief sales and marketing officer since November 2005.  Mr. Peterson joined StorCOMM, Inc. in March 2001 as regional vice president-central and was promoted to senior vice president of sales in May 2001 and chief operating officer in May 2002.  From 1990 to 2000 Mr. Peterson served as vice president, sales, marketing, and operations for Lynn Medical, a distributor of PAC’s systems.  Prior to that, he was involved in multiple startup companies in the healthcare marketplace.

Samuel G. Elliott has served as Aspyra’s chief international officer since November 2005 and had previously served as chief executive officer of StorCOMM, Inc. since March 1999 until November 2005.  He has also served as managing director of Aspyra Technologies Ltd., a wholly owned subsidiary of Aspyra organized under the laws of the United Kingdom, since March 1998.  From October 1996 to March 1998, Mr. Elliott served as the sales development manager of Comdisco Healthcare Group U.K., an asset management company and a subsidiary of Comdisco Inc. U.S.A.  Mr. Elliott served as national sales development manager of PPP Lifetime Care plc., a private medical insurance company and a subsidiary of Private Patients Plan Group, from July 1992 to September 1996.

None of the directors or executive officers were selected pursuant to any arrangement or understanding, other than with directors and executive officers of the Company acting within their capacity as such.  There are no family relationships among our directors or executive officers of the Company and no directorships are held by any director in any company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, other than as described above.

Executive Compensation

The following table shows the compensation paid over the past three fiscal years ended December 31, 2005, August 31, 2004 and 2003 with respect to:  (i) the Company’s Chief Executive Officer during the 2005 fiscal year and (ii) the three other most highly compensated executive officers (in terms of salary and bonus) serving at the end of the 2005 fiscal year whose annual salary and bonus exceeded $100,000.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation	Restricted Stock Award(s) ($)	Securities Underlying Options/ SAR’s (#)	LTIP Payouts ($)	All Other Compensation (1)

Steven M. Besbeck	2005	213,941	0	0	0	10,000	0	6,120
President, CEO	2004	192,886	0	0	0	10,000	0	5,156
	2003	198,159	0	0	0	10,000	0	5,288

Bruce M. Miller	2005	206,968	0	0	0	10,000	0	10,935
CTO	2004	187,847	0	0	0	10,000	0	9,000
	2003	191,107	0	0	0	10,000	0	8,994

James R. Helms	2005	165,099	0	0	0	10,000	0	14,165
COO	2004	141,972	0	0	0	10,000	0	11,465
	2003	136,661	0	0	0	10,000	0	11,418

Anahita Villafane	2005	110,835	0	0	0	10,000	0	5,157
CFO

(1)           Represents payments of health insurance benefits and the employer’s matching contribution for the 401(k) plan.

Employment Agreements

Messrs Steven M. Besbeck and Bruce Miller are employed by Aspyra on a month-to-month basis pursuant to the terms of their employment agreements.  Each agreement provides for a base salary at an annual rate of $196,902 for Mr. Besbeck and $191,757 for Mr. Miller, and authorizes the payment of other fringe benefits and bonuses made available by Aspyra to its senior executives.  The persons referred to above also received insurance benefits which were paid for by Aspyra and employer contributions to their 401(k) plan accounts as provided for in Aspyra’s 401(k) profit sharing plan.  These amounts, including amounts accrued and unconditionally vested under the 401(k) plan, are reflected in the table above.

Samuel G. Elliott and William W. Peterson who are the chief international officer and the chief sales, marketing and product management officer, respectively have entered into new employment agreements with Aspyra that became effective upon the closing of the merger on November 22, 2005.  The employment agreements will continue for 24 months.  Either Aspyra or the executives may terminate the employment agreements at any time for any reason.  A summary of the material terms of the employment agreements with Aspyra follows:

Title and Salary.  Mr. Elliott will serve as the chief international officer and will receive an annual base salary of $180,000 per year and Mr. Peterson will serve as the chief sales, marketing and product management officer and will receive an annual base salary of $150,000 per year.

Annual Bonus.  The compensation committee of Aspyra is responsible for administering a management incentive bonus plan that is predicated on the pre-tax profitability of the overall company.  Bonus pool funds will be allocated according to two criteria.  50% of the pool should be awarded to the participants according to salary percentage.  The remaining 50% will be allocated according to the accomplishment of individual goals set for each plan participant.

Benefits.  Messrs. Elliott and Peterson will participate in Aspyra’s employee benefits plans and programs.

Option Grant.  The Compensation Committee of Aspyra is responsible for administering the company’s Equity Incentive Plan and such grants under the plan are at the discretion of the committee.

Severance Benefits.  If Messrs. Elliott or Peterson are terminated for death or disability, for “cause,” or if the executive terminates his employment other than for “good reason,” we will pay all accrued and unpaid salary and bonus to the executive (or his beneficiaries in the case of death), as well as provide any accrued benefits and any benefits required to be provided by law.  The executive (or his beneficiaries in the case of death) will also be allowed to exercise all vested unexercised stock options and warrants outstanding at the termination date in accordance with terms of the instruments governing the options or warrants.  If Mr. Elliott or Mr. Peterson is terminated without cause or terminates his employment for good reason, the executive will receive the same benefits as he would have received for any other type of termination as described above.  In addition, he will be entitled to severance pay for a period of six months, commencing on the 30th day following the termination date, equal to his monthly base salary in effect immediately prior to the termination.  For purposes of the employment agreements, “cause” means any willful breach of duty by the executive in the course of his employment, continued violation of Aspyra’s policies after notice, violation of Aspyra’s insider trading policies, conviction of a felony or any crime involving fraud, theft, embezzlement, dishonesty or moral turpitude, engaging in activities which materially defame Aspyra, engaging in conduct which is materially injurious to Aspyra, or the executive’s gross negligence or continued failure of his duties.  In addition, “good reason” means the occurrence of Aspyra’s material and uncured breach of the employment agreement, or, in the event of a change in control of Aspyra, a reduction of total compensation, benefits, and perquisites, relocation greater than 50 miles, or material change in position or duties.

On February 7, 2005, Aspyra entered into Change in Control Agreements with Mr. Besbeck, Mr. Miller,

and James R. Helms, chief operations officer of Aspyra.  Each agreement provides that upon a change in control of Aspyra, if the employee is not offered full-time employment in a similar capacity as he had before the change in control, or if the employee is terminated without cause or resigns for good reason within one year of the change in control, then the employee will be entitled to 24 months of salary, bonus incentives for the year of termination, all accrued and unpaid salary, vacation pay and expense reimbursements, a pro rata share of any accrued incentive bonus based upon actual performance for the year of termination.   In addition, for 24 months after termination, the employee may participate in any health and welfare benefit plans, with Aspyra continuing to pay its share of the premiums.  Each agreement supersedes any other severance pay in any agreement between the employee and Aspyra or in any policy of Aspyra.  Each agreement will be effective as of January 28, 2003, the date upon which the agreements were authorized by Aspyra’s compensation committee.  Each agreement will terminate upon the first to occur of (i) termination of employment prior to a change in control; (ii) 36 months from the date of a change in control, or (iii) December 31, 2007.

We have adopted a profit sharing plan pursuant to which income tax is deferred on amounts contributed by employees under Section 401(k) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.  All employees, over the age of 21, are eligible to participate in the plan after the completion of six months of service.  Aspyra contributes, on a matching basis, 25% of the employee’s contribution up to 4%.  Aspyra’s contribution becomes vested at the rate of 20% for each full year of employment.  Both the employee and Aspyra contributions are subject to aggregate annual limits under the Code.

Compensation of Directors

Directors who are not officers or employees of the Company receive an annual retainer of $3,000 and a grant of 10,000 non-qualified stock options upon their election or reelection to the board.  In addition, independent directors are paid fees of $2,000 per meeting and are reimbursed for their reasonable expenses for attending such meetings.  At present, there are five independent directors, Lawrence S. Schmid, Robert S. Fogerson, Jr., Norman R. Cohen, C. Ian Sym-Smith, and Bradford G. Peters, who are not officers and/or employees of the Company.

Stock Option Plans

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan was adopted by the Board on August 2, 2005 and approved by shareholders at the annual meeting held on November 21, 2005.  The 2005 Plan replaced the former 1997 Stock option plan and incorporated 290,575 remaining unissued options into the new plan.  The 2005 plan allows for various types of equity-based awards that were not provided for under the previously existing shareholder-approved equity compensation plan.  Recent changes in the accounting treatment for stock options are expected to make the use of these additional types of awards more attractive in the future.

Summary of the 2005 Equity Incentive Plan

Eligible Participants.  Awards under the 2005 Plan may be granted to any of our employees, directors or consultants or those of our affiliates.  As of August 23, 2006, there were approximately 103 full-time employees and 5 non-employee directors who would be eligible to participate.  An incentive stock option may be granted under the 2005 Plan only to a person who, at the time of the grant, is an employee of us or a related corporation.

Number of Shares of Common Stock Available Under the 2005 Plan.  Under the Plan, the Company may award to eligible participants the following kinds of equity-based compensation, collectively referred to as “Awards”: stock options– both incentive stock options (ISO) and non-statutory stock options; stock awards – both restricted stock awards and restricted stock unit awards; stock appreciation rights; and cash awards.  Up to 1,290,875 shares of common stock may be available under the Plan.  The maximum aggregate number of shares that may be issued under the Plan through the exercise of ISOs is also 1,290,875.  The exercise price cannot be less than 100% of the fair market value of common stock on the date the option is granted..

Administration of the Plan.  The 2005 Plan is administered by the Board or a committee of the Board, which we refer to as the Committee.  Our Board has appointed our Compensation Committee as the Committee referred to in the 2005 Plan.  In the case of awards intended to qualify as “performance-based-compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code.  The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

The administrator also has the power to implement an award transfer program, whereby awards may be transferred to a financial institution or other person or entity selected by the administrator, and an exchange program whereby outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms).  Except to the extent prohibited by any applicable law, the Committee may delegate to one or more individuals the day-to-day administration of the 2005 Plan.

Award Types

Options.  A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time.  The exercise price of options granted under the 2005 Plan must be at least equal to the fair market value of our common stock on the date of grant.  In addition, the exercise price for any incentive stock option granted to any employee owning more than 10% of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant.

Unless the administrator determines to use another method, the fair market value of our common stock on the date of grant will be determined as the closing price for our common stock on the date the option is granted (or if no sales are reported that day, the last preceding day on which a sale occurred), using a reporting source selected by the administrator.  The administrator determines the acceptable form of consideration for exercising an option, including the method of payment, either through the terms of the option agreement or at the time of exercise of an option.

An option granted under the 2005 Plan generally cannot be exercised until it becomes vested.  The administrator establishes the vesting schedule of each option at the time of grant and the option will expire at the times established by the administrator.  After termination of the service of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement, to the extent the option is vested on the date of termination.  If termination is due to death or disability, the option generally will remain exercisable for 12 months following such termination.  In all other cases, the option generally will remain exercisable for three months.  However, an option may never be exercised later than the expiration of its term.  The term of any stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term for incentive stock options must not exceed five years.

Stock Awards.  Stock awards are awards or issuances of shares of our common stock that vest in accordance with terms and conditions established by the administrator.  Stock awards include stock units, which are bookkeeping entries representing an amount equivalent to the fair market value of a share of common stock, payable in cash, property or other shares of stock.  The administrator may determine the number of shares to be granted and impose whatever conditions to vesting it determines to be appropriate, including performance criteria and level of achievement versus the criteria that the administrator determines.  The criteria may be based on financial performance, personal performance evaluations and completion of service by the participant.  Unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase of the unvested portion of such shares at the original price paid by the participant, which we may exercise upon the voluntary or involuntary termination of the awardee’s service with us for any reason, including death or disability.

In the case of stock awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the measures established by the administrator must be qualifying performance criteria.  Qualifying performance criteria include any of the following performance criteria, individually or in combination:

•                  cash flow

•                  earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings)

•                  earnings per share

•                  growth in earnings or earnings per share

•                  stock price

•                  return on equity or average shareholders’ equity

•                  total shareholder return

•                  return on capital

•                  return on assets or net assets

•                  return on investment

•                  revenue

•                  income or net income

•                  operating income or net operating income

•                  operating profit or net operating profit

•                  operating margin

•                  return on operating revenue

•                  market share

•                  contract awards or backlog

•                  overhead or other expense reduction

•                  growth in shareholder value relative to the moving average of the S&P 500 Index or a peer group index

•                  credit rating

•                  strategic plan development and implementation

•                  improvement in workforce diversity

•                  EBITDA

•                  any other similar criteria

Qualifying performance criteria may be applied either to us as a whole or to a business unit, affiliate or business segment, individually or in any combination.  Qualifying performance criteria may be measured either annually or cumulatively over a period of years, and may be measured on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the administrator in writing in the award.

Stock Appreciation Rights.  A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock in an amount equal to the difference between (a) the fair market value of a share of our common stock on the date of exercise, and (b) the exercise price.  This amount will be paid in shares of our common stock with equivalent value.  The exercise price must be at least equal to the fair market value of our common stock on the date of grant.  Subject to these limitations, the administrator determines the exercise price, term, vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights terminate under the same rules that apply to stock options.

Cash Awards.  Cash awards are awards that confer upon the participant the opportunity to earn future cash payments tied to the level of achievement with respect to one or more performance criteria established by the administrator for a performance period.  The administrator will establish the performance criteria and level of achievement versus these criteria, which will determine the target and the minimum and maximum amount payable under a cash award.  The criteria may be based on financial performance and/or personal performance evaluations.  In the case of cash awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the measures established by the administrator must be specified in writing.

Transferability of Awards.  Unless the administrator determines otherwise, the 2005 Plan does not allow for the transfer of awards other than by beneficiary designation, will or by the laws of descent or distribution and only the participant may exercise an award during his or her lifetime.

Adjustments upon Merger or Change in Control.  The 2005 Plan provides that in the event of a merger with or into another corporation or our “change in control,” including the sale of all or substantially all of our assets, and certain other events, our Board or the Committee may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award, accelerate the vesting of options and stock appreciation rights, and terminate any restrictions on stock awards or cash awards or provide for the cancellation of awards in exchange for a cash payment to the participant.

Amendment and Termination of the 2005 Plan.  The administrator has the authority to amend, alter or discontinue the 2005 Plan, subject to the approval of the shareholders to the extent required by applicable laws, and no amendment will impair the rights of any award, unless mutually agreed to between the participant and the administrator.  The 2005 Plan will continue in effect for a term of ten years, unless terminated earlier in accordance with the provisions of the 2005 Plan.  As of August 23, 2006, 477,056 incentive stock options and 173,592 non-qualified options were granted and outstanding.

Options/SAR Grants In Last Fiscal Year

The following table sets forth information as to stock options granted under the 2005 Stock Option Plan for the fiscal year ended December 31, 2005 to each executive officer whose aggregate remuneration is set forth above.

Individual Grants

(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date

Bruce M. Miller	10,000	17%	2.65	12/08
Steven M. Besbeck	10,000	17%	2.65	12/08
James R. Helms	10,000	17%	2.65	12/08
Anahita Villafane	10,000	17%	2.65	12/08

Aggregated Option/SAR Exercises in Last Fiscal Year

The following table sets forth information as to stock options granted under the 1997 Stock Option Plan, and the net value received from the exercise of options (market value of stock on the date of exercise, less the exercise price) by each executive officer whose aggregate remuneration is set forth above.

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In- the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable

Bruce M. Miller	40,000	$43,600	20,000/ 20,000	19,375/ 15,025
Steven M. Besbeck	40,000	$40,000	20,000/ 20,000	19,750/ 16,150
James R. Helms	40,000	$50,000	20,000/ 20,000	21,075/ 17,125
Anahita Villafane	2,000	$2, 500	10,000/ 10,000	4,750/ 4,750

1997 Stock Option Plan

The Company’s 1997 Stock Option Plan was administered by the Board of Directors of the Company or a Committee of not less than two members thereof, which had the authority to determine the persons to whom the options may be granted, the number of shares to be covered by each option, the time or times at which the options may be granted or exercised and, for the most part, the terms and provisions of the options.  The Board of Directors discontinued the 1997 Plan at the time the shareholders approved the 2005 Equity Incentive Plan.

The 1997 Plan permitted the grant of both incentive stock options (“ISOs”) qualifying under section 422 of the Internal Revenue Code (“Code”) and non-qualified stock options (“NSOs”), which do not so qualify.  Under the 1997 Plan, the option exercise price of ISOs could not be less than 100% (or 110% if the optionee owns 10% or more of the outstanding voting securities of the Company) of the fair market value of the common shares on the date of grant.  The option exercise price of NSOs could not be less than 85% of the fair market value of the common shares on the date of grant.  No option under the 1997 Plan could be exercised more than ten years from the date of grant except that options granted to optionees owning 10% or more of the outstanding voting securities of the Company may not be exercised more than five years from the date of grant.

The 1997 Plan was intended to offer a proprietary interest in the Company to “Key Employees” and “Key Contractors” contributing to our success and, by increasing their proprietary interest, to encourage them to remain in the employ and service of the Company, to assist us in competing effectively for the services of new employees and to attract and retain the best available persons as directors.  “Key Employees” are defined as persons, including officers and directors, employed by us, or any parent or subsidiary of the Company, on a compensable basis who hold positions of responsibility with us or a parent or subsidiary.  “Key Contractors” are defined as persons (including officers whether or not they are also directors) employed by us or any parent or subsidiary of the Company to render services (including services solely as a member of the Board of Directors) to or on behalf of us or any parent or subsidiary of the Company.

No options may be exercised within 12 months after the date of grant and must be exercisable at the rate of at least 20% per year over five years from the date of grant; however, options granted to directors will be exercisable at the rate of 25% per year in each of the second, third, fourth and fifth years from the date of grant on a cumulative basis.

The 1997 Plan provided for the granting of ISOs to purchase a maximum of 500,000 Common Shares and for the granting of NSOs to purchase a maximum of 300,000 Common Shares.

The aggregate number of shares subject to options, the maximum number of shares which may be purchased, and the number of shares and the exercise price for shares covered by outstanding options will be adjusted appropriately upon a stock split or reverse split of the issued common shares, the payment of a stock dividend, or the re-capitalization, combination or reclassification, or other increase or decrease in common shares.

Stock options granted under the 1997 Plan may not be transferred except by will or according to the laws of descent and distribution.  During the lifetime of the optionee, stock options may be exercised only by the optionee or by his or her guardian or legal representative.

The 1997 Plan provides that if an optionee’s employment with us is terminated because of disability or death, no ISOs held by the optionee shall be exercisable later than 12 months after the date of termination.  Upon the death of an optionee, all options held or the unexercised portion thereof exercisable on the date of death are exercisable by the optionee’s personal representative, heirs or legatees at any time prior to the expiration of 12 months from the date of death.  An optionee holding ISOs, whose employment with us terminates other than by disability or death must exercise the ISOs within 90 days after such termination.

The 1997 Plan provided that if an optionee terminates employment with us because of retirement, with our consent, all NSOs held by the optionee, or unexercised portions thereof, expire on the date of retirement except for NSOs or unexercised portions thereof which were otherwise exercisable on the date of retirement, which expire unless exercised within 90 days after the date of retirement.  An optionee whose employment with us or service as a director of the Company is terminated for any reason other than those described above must exercise NSOs within 210 days after such termination of employment or service, as the case may be.

The 1997 Plan provided that no options shall be granted thereunder after April 25, 2007.  If options granted under the 1997 Plan expire for any reason or are canceled or terminated prior to April 25, 2007, the Common Shares allocable to any unexercised portion of such option may again be subject to an option.

As of August 23, 2006 110,000 incentive stock options and 70,000 non-qualified options were outstanding under the 1997 plan.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2005 with respect to all compensation plans under which equity securities of the company may be issued.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and other rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,290,575	$2.17	768,905
Equity compensation plans not approved by security holders	none		none
Total	1,290,575	$2.17	768,905

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Directors and Executive Officers

On November 22, 2005, we completed our merger with StorCOMM pursuant to the terms of the Agreement and Plan of Reorganization, dated August 16, 2005, or the merger agreement.  Bradford G. Peters and C. Ian Sym-Smith, who were members of the StorCOMM board, now serve as members of Aspyra’s Board of Directors and Samuel G. Elliott and William W. Peterson, who were members of the StorCOMM management, now serve as the chief international officer and the chief sales, marketing and product management officer, respectively, of Aspyra.  As a result of the merger, every 100 shares of StorCOMM common stock outstanding at the time of the merger was converted into the right to receive 2.4728 shares of Aspyra common stock.  In exchange for their shares of StorCOMM common stock, Messrs. Peters and Sym-Smith received 1,906,075 and 1,381,164 shares of Aspyra common stock, respectively.

Indemnification; Directors’ and Officers’ Insurance

Under the terms of the merger agreement, Aspyra agreed that it will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of StorCOMM and its subsidiaries, including Messrs. Peters, Sym-Smith, Elliott and Peterson, to the same extent these directors, officers and employees were indemnified or had the right to advancement of expenses as of the date of the merger agreement by StorCOMM pursuant to StorCOMM’s certificate of incorporation, by-laws and indemnification agreements, in existence on the date of the merger agreement with any of the directors, officers and employees of StorCOMM and its subsidiaries for acts or omissions occurring at or prior to the date of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the merger.

Sections 204(a)(10), 204(a)(11), 204.5 and 317 of the California General Corporation Law (“CGCL”) permit a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933.  Our Articles of Incorporation provide that the liability of directors for monetary damages shall be eliminated to the fullest extent permitted under California law.  In addition, Aspyra ‘s Articles of Incorporation provide that we are authorized to provide indemnification of agents, including directors, officers, employees and other agents (as defined in Section 317 of the CGCL) for breach of duty to Aspyra and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject only to the applicable limits set forth in Section 204 of the CGCL.

Our Bylaws provide that, to the maximum extent permitted by the CGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was an agent of Aspyra, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding.  We may advance expenses incurred in defending any proceeding prior to the final disposition of such proceeding to the maximum extent permitted by the CGCL.

The above discussion of the CGCL and our Articles of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, Articles of Incorporation and Bylaws.

Indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise.  We have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 317(i) of the CGCL further provides that a corporation may purchase and maintain insurance on behalf of any agent, including any director, officer, employee or other agent of the corporation.  Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent of Aspyra.  We have obtained policies of insurance under which, subject to the limitations of such policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer.

We have entered into agreements to indemnify its directors and executive officers in addition to the indemnification provided for in its Articles of Incorporation and Bylaws.  These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any of these people in any action or proceeding arising out of his or her services as a director or executive officer or at our request.  We believe that these provisions and agreements are necessary to attract and retain qualified people as directors and executive officers.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information known to Aspyra regarding beneficial ownership of Aspyra’s common stock at August 23, 2006 of (i) each director, (ii) each named executive officer, (iii) all officers and directors as a group, and (iv) each beneficial owner of more than five percent of Aspyra’s common stock.  Information as to beneficial owners who are not officers or directors of Aspyra is based on publicly available information as of August 23, 2006.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder.  Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 23, 2006, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  Unless otherwise indicated below, the address of each individual listed below is c/o Aspyra, Inc., 26115-A Mureau Road, Calabasas, California 91302.

	Common Shares Beneficially Owned at August 23 2006
Name	Number of Shares	Percent of Class
Steven M. Besbeck(1)	331,700	3.0%
James R. Helms(2)	139,300	1.3%
Bruce M. Miller(3)	377,500	3.5%
Lawrence S. Schmid(4)(10)	42,500	*
Robert S. Fogerson, Jr.(5)(11)	49,000	*
Norman R. Cohen(6)	10,000	*
Bradford G. Peters (12)	1,911,075	17.7%
C. Ian Sym-Smith (13)	1,386,279	12.9%
Anahita Villafane(7)	17,500	*
Samuel G. Elliott(8)	13,778	*
William W. Peterson(9)	8,612	*
All officers and Directors as a Group(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)	4,284,244	39.3%
Tebo Capital LLC (14)	1,123,500	10.3%
Potomac Capital Management LLC (15)	1,480,000	13.0%
James Shawn Chalmers (16)	596,000	5.4%

*              Indicates less than 1.0%

(1)           Includes 17,500 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Besbeck but excludes 52,500 shares of common stock issuable under currently non-exercisable stock options held by Mr. Besbeck.

(2)           Includes 17,500 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Helms but excludes 22,500 shares of common stock issuable under currently non-exercisable stock options held by Mr. Helms.

(3)           Includes 17,500 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Miller but excludes 22,500 shares of common stock issuable under currently non-exercisable stock options held by Mr. Miller.

(4)           Includes 27,500 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Schmid, but excludes 22,500 shares of common stock issuable under currently non-exercisable stock options held by Mr. Schmid.

(5)           Includes 27,500 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Fogerson but excludes 22,500 shares of common stock issuable under currently non-exercisable stock options held by Mr. Fogerson.

(6)           Includes 10,000 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Cohen but excludes 20,000 shares of common stock issuable under currently non-exercisable stock options held by Mr. Cohen.

(7)           Includes 12,500 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Ms. Villafane but excludes 17,500 shares of common stock issuable under currently non-exercisable stock options held by Ms. Villafane.

(8)           Includes 13,778 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Elliott but excludes 41,335 shares of common stock issuable under currently non-exercisable stock options held by Mr. Elliott.

(9)           Includes 8,612 shares of common stock issuable under currently exercisable stock options and options that may be exercisable within 60 days of August 23, 2006 held by Mr. Peterson but excludes 25,834 shares of common stock issuable under currently non-exercisable stock options held by Mr. Peterson.

(10)         Mr. Lawrence Schmid’s address is c/o Strategic Directions International, Inc., 6242 Westchester Parkway, Suite 100, Los Angeles, CA 90045.

(11)         Mr. Robert Fogerson’s address is 2111 Austrian Pine Lane, Minnetonka, MN 55305.

(12)         Mr. Bradford G. Peters’ address is c/o Blackfin Capital, LLC, 622 Third Avenue, 39th Floor, New York, NY 10017.

(13)         Mr. C. Ian Sym-Smith’s address is 485 Devon Park Dr., Wayne, PA 19087.

(14)         Tebo Capital LLC’s address is 12516 Alhambra Street, Leawood, KS 66209.

(15)         Potomac Capital Management LLC’s address is 825 Third Avenue, 33rd Floor, New York, NY 10022.  Based on information contained in Schedule 13G filed with the SEC on May 31, 2006 by Potomac Capital Management LLC, Potomac Capital Management Inc. and Paul J. Solit as joint filers.  Paul J. Solit is the Managing Member of Potomac Capital Management LLC and President of Potomac Capital Management Inc.  All of the joint filers state that they have shared voting and shared dispositive power over 1,128,310 shares.  The joint filers state that they own an aggregate of 1,480,000 shares consisting of 925,000 shares of common stock and warrants to purchase 555,000 shares of common stock, representing in the aggregate approximately 13.1% of the Company’s issued and outstanding shares.  However, in accordance with their warrant agreement, they may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of the Company’s common stock.

(16)         Mr. James Shawn Chalmers’ address is 705 South 10th Street, Blue Springs, Missouri 64015.  Based on information contained in Schedule 13D filed with the SEC on May 24, 2006 by Mr. Chalmers.  Mr. Chalmers states that he does not own any common stock directly but he is (i) the sole director and President and majority stockholder of J&S Ventures, Inc.; (ii) the sole manager and holder of 75% of the membership interests of Orion Capital Investments, LLC; and (iii) the sole trustee and sole beneficiary of the J.Shawn Chalmers Revocable Trust dated August 13, 1996.  Mr. Chalmers states that he has shared voting and shared dispositive power over 596,000 shares.

On November 22, 2005, Ann Kruger and Kyle Kruger as joint tenants, Gregory H. Ekizian Revocable Trust and Tebo Partners II, LLC purchased 1,500,000 shares of our common stock plus warrants to purchase up to 300,000 shares of our common stock pursuant to the Common Stock and Warrant Purchase Agreement (the “2005 Purchase Agreement”) dated August 18, 2005 by and among Aspyra and each of these selling shareholders.  The shares of common stock and warrants were sold in units, with each unit consisting of a single share of common stock and 1/5 of a warrant to purchase one share of common stock.  The price per unit was $2.00 and the exercise price of the warrants was $3.00.

On May 17, 2006, the remaining selling shareholders in the table below purchased 2,250,000 shares of our common stock plus warrants to purchase up to 1,350,000 shares of our common stock at pursuant to the Common Stock and Warrant Purchase Agreement (the “2006 Purchase Agreement”) dated May 4, 2006 by and among Aspyra and each of these selling shareholders.  The shares of common stock and warrants were sold in units, with each unit consisting of a single share of common stock and 3/5 of a warrant to purchase one share of common stock.  The price per unit was $2.00 and the exercise price of the warrants was $3.00.

The following table shows the names of the selling shareholders, and lists the number of shares of our common stock registered for sale by each selling shareholder under this prospectus.  It also shows the total number of shares of common stock owned by the selling shareholders before and after the offering, and the percentage of our total outstanding shares represented by these amounts.  We do not know when or in what amount the selling shareholders may choose to sell any of the shares offered by this prospectus.  Because the selling shareholders may offer all or some of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling shareholders will hold after completion of this offering.  The table assumes that the selling shareholders will sell all of the common stock being offered by this prospectus for their account.  The selling shareholders have not had a material relationship with us within the past three years other than as a result of the selling shareholders’ ownership of our securities, except with respect to the Placement Agent fee as described below.  None of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers.

We paid a commission of five percent (5%) of the fees received from the private placement consummated on November 22,  2005 and a commission of seven percent (7%) of the fees received from the private placement consummated on May 17, 2006 to Great American Investors, Inc. (the “Placement Agent”).  We also indemnified the Placement Agent with respect to the private placements.  In addition, Todd Tumbleson, the Managing Director of the Placement Agent, is the natural person who exercises voting power and investment control over three of the selling shareholders including Tebo Partners II, LLC, Tebo Capital SEP IRA and Tebo Capital LLC.

The following table is based on information provided to us by the selling shareholders named in the table, and does not necessarily indicate beneficial ownership for any other purpose.  The selling shareholders may, however, have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided such information.  The number of shares of common stock beneficially owned by the selling shareholders is determined in accordance with the rules of the SEC.  The number of shares beneficially owned includes any shares as to which the selling shareholders have sole or shared voting power or investment power.  Shares which each selling shareholder has the right to acquire within 60 days of the date of this prospectus are included in the shares owned by that selling shareholder and are treated as outstanding for purposes of calculating the ownership percentage of that selling shareholder, but not for any other selling shareholder.  The term “selling shareholders” includes the shareholders listed below and their transferees, assignees, pledgees, donees or other successors.  The percent of beneficial ownership for the selling shareholders is based on 10,769,400 shares of stock outstanding as of August 23, 2006.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Percent of Outstanding Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares of Common Stock to be Offered Pursuant to this Prospectus		Number of Shares of Common Stock Beneficially Owned After the Offering (2)	Percent of Outstanding Shares of Common Stock Beneficially Owned After the Offering (2)
Ann Krueger and Kyle Krueger, joint tenants by entirety	396,000	4.4%	336,000	(3)	60,000	*
Gregory H. Ekizian Revocable Trust	378,000	4.2%	378,000	(4)	0	*
Tebo Partners II, LLC (5)	1,123,500	11.3%	1,086,000	(6)	37,500	*
Potomac Capital Partners LP (8)	640,611	7.0%	640,611	(7)	0	*
Potomac Capital International Ltd (8)	393,021	4.4%	393,021	(7)	0	*
Pleiades Investment Partners R.LP (8)	446,368	5.0%	446,368	(7)	0	*
Orion Capital LLC (9)	329,000	3.6%	320,000	(7)	9,000	*
J. Shawn Chalmers Revocable Trust (9)	263,500	2.7%	240,000	(7)	23,500	*
Slater FF&E Fund LLC c/o Slater Capital (10)	160,000	1.8%	160,000	(7)	0	*
Joe C. Higday Trust	160,000	1.8%	160,000	(7)	0	*
Daniel R. Henry	176,000	2.0%	176,000	(7)	0	*
Ronald R, Comer Trust	40,000	*	40,000	(7)	0	*
James McCroy IRA c/o Harrington Wealth Mgmt	160,000	1.8%	160,000	(7)	0	*
Tebo Capital SEP IRA c/o Harrington Wealth Mgmt (5)	40,000	*	40,000	(7)	0	*
Tebo Capital LLC (5)	40,000	*	40,000	(7)	0	*
Robert K Green Trust	160,000	1.8%	160,000	(7)	0	*
Martin Gregory Haake Trust	24,000	*	24,000	(7)	0	*
David G. Orscheln	80,000	*	80,000	(7)	0	*
Sands Partnership No. 1 Money Purchase Plan and Trust (11)	80,000	*	80,000	(7)	0	*
Prime Petroleum Profit Sharing Trust (12)	80,000	*	80,000	(7)	0	*
James H. McCroy	192,000	2.2%	192,000	(7)	0	*
Francis & Joanne Hanna	40,000	*	40,000	(7)	0	*
Philip C. Young	16,000	*	16,000	(7)	0	*
Cynthia Mason	16,000	*	16,000	(7)	0	*
Leon and Delores Wright	16,000	*	16,000	(7)	0	*
Al Desmarteau	20,000	*	20,000	(7)	0	*
Denise Desmarteau	20,000	*	20,000	(7)	0	*
James & Katherine Hammond	16,000	*	16,000	(7)	0	*
Ron Loew	16,000	*	16,000	(7)	0	*
Scott & Kathy Duncan	8,000	*	8,000	(7)	0	*

*              Indicates less than 1.0%

(1)           The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under Rule 13d-3, the number of shares beneficially owned includes any shares as to which a person has sole or shared voting power or investment power.  Shares that a person has the right to acquire within 60 days of the date of this prospectus are included in the shares owned by that person and are treated as outstanding for purposes of calculating the ownership percentage of that person, but not for any other person.

(2)           Assumes that all shares being offered by the selling shareholders under this prospectus are sold, that the selling shareholders acquire no additional shares of common stock before the completion of this offering, and that the selling shareholders dispose of no shares of common stock other than those offered under this prospectus.

(3)           Consists of 280,000 shares of common stock and 56,000 shares of common stock issuable upon exercise of the warrant acquired pursuant to the 2005 Purchase Agreement.

(4)           Consists of 315,000 shares of common stock and 63,000 shares of common stock issuable upon exercise of the warrant acquired pursuant to the 2005 Purchase Agreement.  Gregory H. Ekizian is the trustee of the revocable trust.

(5)           Todd Tumbleson is the natural person who exercises voting power and investment control over Tebo Partners II, LLC, Tebo Capital SEP IRA and Tebo Capital LLC.  Additionally, Mr. Tumbleson owns 15,000 shares of common stock jointly with his spouse and 22,500 shares of common stock in an individual IRA, which holdings are included in the amount held by Tebo Partners II, LLC contained in the table.

(6)           Consists of 905,000 shares of common stock and 181,000 shares of common stock issuable upon exercise of the warrant acquired pursuant to the 2005 Purchase Agreement.

(7)           The following table sets forth information regarding the number of shares of common stock and shares of common stock issuable upon exercise of warrants acquired pursuant to the 2006 Purchase Agreement:

Name of Selling Stockholder	Shares of Common Stock	Shares of Common Stock Issuable Upon the Exercise of Warrants
Potomac Capital Partners LP	400,382	240,229
Potomac Capital International Ltd	245,638	147,383
Pleiades Investment Partners RLP	278,980	167,388
Orion Capital LLC	200,000	120,000
J. Shawn Chalmers Revocable Trust	150,000	90,000
Slater FF&E Fund LLC c/o Slater Capital	100,000	60,000
Joe C. Higday Trust	100,000	60,000
Daniel R. Henry	110,000	66,000
Ronald R, Comer Trust	25,000	15,000
James McCroy IRA c/o Harrington Wealth Mgmt	100,000	60,000
Tebo Capital SEP IRA c/o Harrington Wealth Mgmt	25,000	15,000
Tebo Capital LLC	25,000	15,000
Robert K Green Trust	100,000	60,000
Martin Gregory Haake Trust	15,000	9,000
David G. Orscheln	50,000	30,000
Sands Partnership No. 1 Money Purchase Plan and Trust	50,000	30,000
Prime Petroleum Profit Sharing Trust	50,000	30,000
James H. McCroy	120,000	72,000
Francis & Joanne Hanna	25,000	15,000
Philip C. Young	10,000	6,000
Cynthia Mason	10,000	6,000
Leon and Delores Wright	10,000	6,000
Al Desmarteau	12,500	7,500
Denise Desmarteau	12,500	7,500
James & Katherine Hammond	10,000	6,000
Ron Loew	10,000	6,000
Scott & Kathy Duncan	5,000	3,000

*  The warrants are fully vested and have a purchase price of $3.00 per share.

(8)           Paul J. Solit is the natural person who exercises voting power and investment control over Potomac Capital Partners LP, Potomac Capital International Ltd. and Pleiades Investment Partners R.LP.

(9)           James Shawn Chalmers is the natural person who exercises voting power and investment control over Orion Capital LLC and is the trustee of the J. Shawn Chalmers Revocable Trust.  Mr. James Shawn Chalmers is also the sole director, President and majority stockholder of J&S Ventures, Inc., which owns 3,500 shares of the Company’s common stock, which are not being offered pursuant to this prospectus.

(10)         Steven L. Martin is the natural person who exercises voting power and investment control over Slater FF&E Fund LLC.

(11)         Barton J. Cohen is the natural person who exercises voting power and investment control over Sands Partnership No. 1 Money Purchase Plan and Trust.

(12)         A. Baron Cass III is the natural person who exercises voting power and investment control over Prime Petroleum Profit Sharing Trust.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, no par value, of which 10,769,400 are currently outstanding.  The holders of our common stock (i) have equal ratable rights divided from funds legally available for dividends, when and if declared by the Board of Directors; (ii) are entitled to share ratably in all assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs; and (iii) do not have subscription, conversion or preemptive rights. Shares of common stock are entitled to one vote for each share held of record by them on all matters except the election of directors as to which shareholders may cumulate their votes subject to compliance with applicable nomination and notice requirements imposed by California Corporation Law.  In cumulative voting, each holder is permitted to cast such number of votes in the aggregate as equals the number of shares of stock held multiplied by the number of directors to be elected. The holders may cast the whole number of such votes for one nominee for director or distribute the votes among two or more nominees as the holder sees fit.

Preferred Stock

We are authorized to issue up to 500,000 shares of preferred stock, no par value, of which no shares are currently issued and outstanding.  The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series.  Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Stock Options

As of August 23, 2006, there were outstanding stock options to purchase 650,648 shares of our common stock pursuant to our 2005 Equity Incentive Plan and 1997 Stock Option Plan at a weighted average exercise price of $2.17 per share and an additional 820,227 shares reserved for future grant under our stock option plans.

Warrants

As of August 23, 2006, there were outstanding warrants to purchase 1,650,000 shares of our common stock with an exercise price of $3.00 per share.

Registration Rights

On August 18, 2005, we entered into a Registration Rights Agreement with the selling shareholders in the 2005 Purchase Agreement,  providing them with certain rights to require us to register up to 1,800,000 shares of our common stock acquired by them pursuant to the private placement consummated on November 22, 2005, in connection with our merger with StorCOMM.  On May 4, 2006, we entered into a separate Registration Rights Agreement with the selling shareholders in the 2006 Purchase Agreement, providing them with certain rights to require us to register up to 3,600,000 shares of our common stock acquired by them pursuant to the private placement consummated on May 17, 2006.

Provisions of our Articles of Incorporation and Bylaws

There is set forth below a description of the provisions contained in our articles of incorporation and bylaws that could impede or delay an acquisition of control of our company that our Board of Directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Number of Directors; Filling Vacancies

Our bylaws provides that the number of directors shall be not less than five or more than nine, the exact number to be fixed only by resolution of our Board of Directors from time to time.  Our bylaws further provides that vacancies on the Board of Directors may be filled by a majority vote of the remaining directors or by the sole remaining director.

Amendments to Bylaws

Our bylaws provides that only our Board of Directors or the shareholders entitled to exercise a majority of the voting power of the Company have the power to amend or repeal our bylaws.

Transfer Agent

Our common stock is traded on the American Stock Exchange under the symbol “APY.”  The transfer agent for our shares of common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders.  The selling shareholders and their successors, including its transferees, assignees, pledges, donees or other successors, may dispose of the shares covered by this prospectus from time to time for their own accounts.  They will act independently of us in making decisions regarding the timing, manner and size of each sale.  They may sell their shares on the American Stock Exchange, in the over-the-counter market or in privately negotiated transactions.  They may sell their shares directly or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders or from the purchasers of the shares.  The compensation received by a particular underwriter, broker, dealer or agent might exceed customary commissions.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may dispose of their shares through any of the following methods or any combination of these methods:

•              purchases by a broker or dealer as a principal and resale by that broker or dealer for its own account under this prospectus;

•              ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long or short sales made after the effectiveness of the registration statement of which this prospectus is a part;

•              cross trades or block trades in which the broker or dealer engaged to make the sale will attempt to sell the securities as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•              through the writing of options;

•              in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;

•              any combination of the above transactions; or

•              any other lawful method.

In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, may be sold under Rule 144 rather than under this prospectus.

The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise.  In these transactions, broker-dealers may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders.

The selling shareholders also may sell shares short and redeliver the shares to close out such short positions.  The selling shareholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares.  The broker-dealer may then resell or otherwise transfer the shares covered by this prospectus (which may be amended or supplemented to reflect the transaction).  The selling shareholders also may loan or pledge the shares to a broker-dealer or another financial institution.  If a selling shareholder defaults on the loan or the obligation secured by the pledge, the broker-dealer or institution may sell the shares so loaned or pledged under this prospectus (which may be amended or supplemented to reflect the transaction).

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder.  Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both.  Compensation received by a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.

Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of shares.  Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares and that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part until the earliest to occur of the following:

•

the second anniversary of the closing of the Purchase Agreement (provided, however, that with respect to the Registrable Shares that are Warrant Shares, the foregoing date shall be the second anniversary of the date the related Warrant was exercised);

•

the date on which all Registrable Shares then held by the purchaser may be sold or transferred in compliance with Rule 144 under the Securities Act (or any other similar provisions then in force) without any volume or manner of sale restrictions thereunder; and

•

such time as all Registrable Shares held by the purchaser have been sold (A) pursuant to a registration statement, (B) to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or (C) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale.

We may suspend the selling shareholders’ right to resell shares under this prospectus for limited periods if required to do so by regulatory action or because material information or events affecting us are not adequately disclosed in the then available prospectus.

We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees.  The selling shareholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by the selling shareholders.  We have also agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.  If we are required to supplement this prospectus or post-effectively amend the registration statement to disclose a specific plan of distribution of the selling shareholders, the supplement or amendment will describe the particulars of the plan of distribution, including the shares of common stock, purchase price and names of any agent, broker, dealer, or underwriter or arrangements relating to any such entity or applicable commissions.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, no person engaged in the distribution of the shares may simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of the distribution.  In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act the associated rules and regulations under the Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of the shares by the selling shareholders.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders and have informed the selling shareholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

LEGAL MATTERS

The validity of the issuance of the shares of common stock in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, 800 Anacapa Street, Santa Barbara, California 93101.

EXPERTS

The financial statements included elsewhere in this prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the SEC, we file reports, proxy statements and other information with the SEC.  You may read and copy these reports, proxy statements and other information at the public reference room maintained by the SEC at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C.  20549

You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330.  In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system.  The SEC maintains a web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered with this prospectus.  This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC.  You should refer to the registration statement for further information with respect to us and our securities.  Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.  Copies of the registration statement, including exhibits, may be obtained without charge at the website maintained by the SEC at www.sec.gov, or may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from that office upon payment of the fees prescribed by the SEC.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus).  You should direct any requests for copies to:  Investor Relations, Aspyra, Inc., 26115-A Mureau Road, Calabasas, California 91302; telephone number (818) 880-6700.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS ASPYRA, INC.

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Balance Sheets - December 31, 2005 and 2004

Statements of Operations - Years ended December 31, 2005 and August 31, 2004, and four months ended December 31, 2004 and unaudited four months ended December 31, 2003

Statements of Shareholders’ Equity and Comprehensive Loss - Years ended December 31, 2005 and August 31,2004, and four months ended December 31, 2004

Statements of Cash Flows - Years ended December 31, 2005 and August 31, 2004, and four months ended December 2004 and unaudited four months ended December 31, 2003

Notes to Consolidated Financial Statements

Condensed Consolidated Balance Sheets, at June 30, 2006 and December 31, 2005

Condensed Consolidated Statements of Operations for the six months ended June 30, 2006 and June 30, 2005

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and June 30, 2005

Notes to Condensed Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Aspyra, Inc. and Subsidiaries

Calabasas, California

We have audited the accompanying consolidated balance sheets of Aspyra, Inc. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each years ended December 31, 2005 and August 31, 2004.  We have also audited the consolidated statement of operations and comprehensive loss, shareholders’ equity and cash flows for the four-month period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aspyra, Inc. and Subsidiary at December 31, 2005 and August 31, 2004, and the results of its operations and comprehensive loss and its cash flows the years ended December 31, 2005 and August 31, 2004 and for the four month period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP
Los Angeles, California
April 12, 2006

ASPYRA, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash	$1,329,753	$1,655,063
Receivables, net	1,547,699	1,736,768
Inventory	207,345	86,298
Prepaid expenses and other assets	589,510	256,289
Deferred tax asset	—	539,420

TOTAL CURRENT ASSETS	3,674,307	4,273,838

PROPERTY AND EQUIPMENT, net	511,919	345,004
INVENTORY OF COMPONENT PARTS	158,302	186,599
CAPITALIZED SOFTWARE COSTS, net of accumulated amortization of $1,211,445 and $878,021	1,885,887	1,531,573
INTANGIBLES, net	4,697,240	—
GOODWILL	7,698,434	—
DEFERRED TAX ASSET	—	254,457
	$18,626,089	$6,591,471

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Notes payable	$995,403	$300,000
Accounts payable	1,218,698	377,768
Accrued liabilities:
Vacation pay	384,887	243,060
Accrued payroll	355,277	128,227
Accrued settlement (Note 5)	154,300	—
Other	338,098	173,808
Deferred service contract income	1,611,644	1,235,032
Deferred revenue on system sales	1,165,521	226,111

TOTAL CURRENT LIABILITIES	6,223,828	2,684,006

NOTES PAYABLE	220,871	—

TOTAL LIABILITIES	6,444,699	2,684,006

COMMITMENTS

SHAREHOLDERS’ EQUITY:
Common shares, no par value; 20,000,000 shares authorized; 8,489,400, and 3,321,900 shares issued and outstanding at December 31, 2005 and 2004	16,974,222	6,195,692
Accumulated deficit	(4,790,142)	(2,288,227)
Accumulated other comprehensive loss	(2,690)	—

TOTAL SHAREHOLDERS’ EQUITY	12,181,390	3,907,465
	$18,626,089	$6,591,471

See notes to consolidated financial statements.

ASPYRA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended		Four months ended
	December 31, 2005	August 31, 2004	December 31, 2004	December 31, 2003
				(unaudited)
NET SYSTEM SALES AND SERVICE REVENUE:
System sales	$2,112,782	$3,295,708	$844,069	$541,019
Service revenue	5,092,975	4,360,264	1,547,173	1,457,182
TOTAL SYSTEM SALES AND SERVICE REVENUE	7,205,757	7,655,972	2,391,242	1,998,201

COSTS OF PRODUCTS AND SERVICES SOLD:
System sales	1,817,566	1,913,745	610,294	607,784
Service revenue	1,878,030	1,592,801	542,151	540,751
TOTAL COSTS OF PRODUCTS AND SERVICES SOLD	3,695,596	3,506,546	1,152,445	1,148,535

GROSS PROFIT	3,510,161	4,149,426	1,238,797	849,666

RESEARCH AND DEVELOPMENT EXPENSE	1,300,690	1,014,235	406,214	342,824
SELLING AND ADMINISTRATIVE EXPENSES	3,892,900	2,855,703	1,099,279	992,595
TOTAL OPERATING EXPENSES	5,193,590	3,869,938	1,505,493	1,335,419

OPERATING INCOME (LOSS)	(1,683,429)	279,488	(266,696)	(485,753)

OTHER INCOME (EXPENSE):
Interest income	26,461	4,603	4,589	1,761
Interest and other expense	(37,934)	(3,704)	(2,020)	(1,888)
TOTAL OTHER INCOME (EXPENSE)	(11,473)	899	2,569	(127)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,694,902)	280,387	(264,127)	(485,880)

PROVISION FOR INCOME TAXES	807,013	117,763	—	—

NET INCOME (LOSS)	$(2,501,915)	$162,624	$(264,127)	$(485,880)
EARNINGS (LOSS) PER SHARE:

Basic	$(.62)	$.05	$(.08)	$(.15)

Diluted	$(.62)	$.05	$(.08)	$(.15)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	4,038,233	3,318,900	3,319,650	3,318,900
Diluted	4,038,233	3,467,939	3,319,650	3,318,900

See notes to consolidated financial statements.

ASPYRA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

	Common Shares	Common Shares Amount	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

BALANCE, September 1, 2003	3,318,900	$6,192,692	$(2,186,724)	$—	$4,005,968

Net income	—	—	162,624	—	162,624

BALANCE, August 31, 2004	3,318,900	6,192,692	(2,024,100)	—	4,168,592

Net loss	—	—	(264,127)	—	(264,127)

Exercise of stock options	3,000	3,000	—	—	3,000

BALANCE, December 31, 2004	3,321,900	6,195,692	(2,288,227)	—	3,907,465

Components of comprehensive loss:

Net loss	—	—	(2,501,915)	—	(2,501,915)

Foreign currency translation adjustment	—	—	—	(2,690)	(2,690)

Total comprehensive loss					(2,504,605)

Exercise of stock options	169,500	171,400	—	—	171,400

Stock issued for merger	3,498,000	7,765,560	—	—	7,765,560

Stock and warrants issued for private placement (net of $158,430 of costs)	1,500,000	2,841,570	—	—	2,841,570

BALANCE, December 31, 2005	8,489,400	$16,974,222	$(4,790,142)	$(2,690)	$12,181,390

See notes to consolidated financial statements.

ASPYRA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash

	Years ended		Four months ended
	December 31, 2005	August 31, 2004	December 31, 2004	December 31, 2003
				(unaudited)
OPERATING ACTIVITIES

Net income (loss)	$(2,501,915)	$162,624	$(264,127)	$(485,880)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	184,683	116,473	42,416	44,489
Amortization of capitalized software costs	333,424	432,516	136,330	141,456
Amortization of acquired intangibles	62,760	—	—	—
Provision for doubtful accounts	47,982	70,000	34,432	10,000
Deferred tax provision	793,877	105,858	285,209	285,209
Increase (decrease) (excluding acquisition) from changes in:
Receivables	560,115	270,971	(48,860)	456,525
Inventories	(78,001)	114,308	44,651	34,807
Prepaid expenses and other assets	(283,290)	(35,731)	10,559	22,652
Accounts payable	539,065	(21,755)	191,899	(23,146)
Accrued liabilities	(222,821)	126,096	(31,518)	(43,895)
Deferred service contract income	(272,726)	60,143	59,523	72,506
Deferred revenue on system sales	198,717	(256,625)	(18,771)	(209,154)

Net cash provided by (used in) operating activities	(638,130)	1,144,878	156,534	20,360

INVESTING ACTIVITIES
Additions to property and equipment	(325,718)	(80,660)	(203,606)	(25,301)
Purchase of StorCOMM, net of cash received	(1,648,013)	—	—	—
Additions to capitalized software costs	(687,738)	(564,803)	(175,242)	(180,500)

Net cash used in investing activities	(2,661,469)	(645,463)	(378,848)	(205,801)

FINANCING ACTIVITIES
Borrowings on line of credit	800,000	—	300,000	—
Payments on line of credit	(600,000)	—	—	—
Payments on notes payable	(230,539)	—	—	—
Payments on capital lease obligations	(5,452)	(361)	—	(361)
Net proceeds from sale of stock in private placement	2,841,570	—	—	—
Exercise of stock options and warrants	171,400	—	—	—

Net cash provided by (used in) financing activities	2,976,979	(361)	300,000	(361)

Foreign currency translation adjustment	(2,690)	—	—	—

NET INCREASE (DECREASE) IN CASH	(325,310)	499,054	80,686	(185,802)
CASH, beginning of year	1,655,063	1,075,323	1,574,377	1,075,323
CASH, end of year	$1,329,753	$1,574,377	$1,655,063	$889,521

See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Aspyra, Inc. (formerly known as Creative Computer Applications, Inc.) (the Company or ASPYRA), a California corporation, was formed in 1978.  The Company is a healthcare information technology and service provider that specializes in Clinical Information Systems (CIS) and Diagnostic Information Systems (DIS) for healthcare providers.

The Company’s software and services for hospitals and clinic-based laboratories, pharmacies, orthopedic centers, and imaging departments are highly scalable and can be used by a broad variety of healthcare providers.  Clinical information is data that is gathered concerning each individual patient’s health condition, diagnosis, and treatment that are used by doctors, nurses and other healthcare providers.  Such data may include laboratory test results, transcribed reports of radiological or imaging procedures, digital diagnostic images, medication administration records, and other clinical and diagnostic data.  The Company’s products are deployed to provide automation of clinical information and digital diagnostic images that facilitates the operation of clinical departments and allows the rapid recording and processing of information that can be communicated, documented, and delivered to healthcare providers.

The Company headquarters is located in Calabasas, California.  The Company also has locations in Jacksonville, Florida and the United Kingdom.  The Company primarily markets its products in the United States, United Kingdom, Canada, the Caribbean, and South-East Asia.

On November 22, 2005, the Company completed the merger of Xymed.com, Inc., a Delaware corporation and wholly owned subsidiary of ASPYRA, with and into StorCOMM, Inc. (“StorCOMM”), a Delaware corporation, pursuant to the terms of the Agreement and Plan of Reorganization, dated August 16, 2005 (the “Merger Agreement”), by and among ASPYRA, Xymed.com, Inc. and StorCOMM.

On November 22, 2005, simultaneously with the closing of the merger, ASPYRA completed a private placement whereby the company issued 1,500,000 Common Shares and warrants to purchase 300,000 Common Shares pursuant to a Common Stock and Warrant Purchase Agreement, dated August 18, 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of ASPYRA and its subsidiaries after elimination of all intercompany accounts and transactions.

Cash and Cash Equivalents

The Company considers all liquid assets with an initial maturity of three months or less to be cash equivalents.

Receivables and Concentration of Credit Risk

Receivables potentially expose the Company to concentrations of credit risk.  The Company provides credit to a large number of hospitals, clinics, reference laboratories and other healthcare institutions in various geographical areas.  The Company performs ongoing credit evaluations and maintains a general security interest in the item sold until full payment is received.

The Company maintains the majority of its cash and cash equivalents in a number of commercial bank accounts.  Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 each.  At December 31, 2005, the Company had approximately $581,404 at a bank, which was in excess of the FDIC insurance limit.

Inventories

Inventories consist primarily of computer hardware held for resale and are stated at the lower of cost or market (net realizable value).  Cost is determined using the first-in, first-out method.  Supplies are charged to expense as incurred.

The Company also maintains an inventory pool of component parts to service systems previously sold, which is classified as non-current in the accompanying balance sheets.  Such inventory is carried at the lower of cost or market and is charged to cost of sales based on usage.  Allowances are made for quantities on hand in excess of estimated future usage.  At December 31, 2005 and 2004 the inventory allowance was $116,781 and $150,073, respectively.

Property and Equipment

Property, equipment, and leasehold improvements are stated at cost less accumulated depreciation.  Depreciation of machinery and equipment, furniture and fixtures, and data processing equipment is computed for financial reporting purposes using the straight-line method over the estimated useful life of the related asset, ranging from three to five years.  Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life or the lease term.  Accelerated depreciation methods are used for income tax reporting purposes.  The Company periodically reviews such assets for possible impairments and expected losses, if any, are recorded currently.

Capitalized Software Costs

In accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”‘ software costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design.  Thereafter, all software development costs are capitalized until the point that the product is ready for sale and subsequently reported at the lower of unamortized cost or net realizable value.  The Company considers annual amortization of capitalized software costs based on the ratio of current year revenues by product to the product’s total estimated revenues method, subject to an annual minimum based on straight-line amortization over the product’s estimated economic useful life, not to exceed five years.  The Company reviews capitalized software costs for impairment on an annual basis.  To the extent that the carrying amount exceeds the estimated net realizable value of the capitalized software cost, an impairment charge is recorded.

During the years ended December 31, 2005 and August 31, 2004, the Company capitalized $687,738 and $564,803, respectively of software development costs.  Amortization expense of capitalized software development costs, included in cost of sales, for the years ended December 31, 2005 and August 31, 2004 amounted to $333,424 and $432,516, respectively.  During the four months ended December 31, 2004 and 2003, the Company capitalized $175,242 and $180,500 (unaudited), respectively, of software development costs.  Amortization expense of capitalized software development costs, included in cost of sales, for the four months ended December 31, 2004 and 2003 amounted to $136,330 and $141,456 (unaudited), respectively.

Revenue Recognition

System Sales

In accordance with Statement of Position 97-2, “Software Revenue Recognition”, (“SOP 97-2”), as amended by SOP 98-4, SOP 98-9, and clarified by Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, the Company recognizes revenue on sales of Clinical Information Systems and data acquisition products when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and the system is functional, (iii) the vendor’s fee is fixed or determinable and (iv) collectability is probable.  Also in accordance with SOP 97-2, as amended, the Company allocates the fee of a multiple element contract to the various elements based on vendor-specific objective evidence of fair value.  Revenue allocated to a specific element is recognized when the basic revenue recognition criteria above is met for that element.  If sufficient vendor-specific objective evidence for all elements does not exist to allocate revenue to the elements, all revenue from the arrangement generally is deferred until such evidence does exist or until all elements have been delivered.  Implementation revenue, consisting primarily of installation and training, is recognized as revenue as the services are performed.

As a result of the above provisions, the Company recorded deferred revenue on system sales of $1,165,521 and $226,111, respectively, at December 31, 2005 and 2004.

Service Revenue

Service revenues are recognized ratably over the contractual period (usually one year) or as the services are provided.  These services are not essential to the functionality of any other elements and are separately stated.  At December 31, 2005 and 2004, the Company had deferred service revenues of $1,611,644 and $1,235,032, respectively.

Deferred Revenue and Income

Deferred revenue on system sales and deferred service contract income represent cash received in advance or accounts receivable from system and service sales of which the above criteria have not been met for the current reporting of income.

Stock Based Compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (SFAS No. 123), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation- Transition and Disclosure-an amendment of FASB No. 123” (SFAS No. 148), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which a company acquires goods or services from non-employees in exchange for equity instruments.  SFAS No. 123, as amended by SFAS No. 148, also gives the option to account for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock issued to Employees,” or SFAS No. 123.

The Company accounts for stock based compensation to employees using the intrinsic value method in accordance with APB 25 which measures compensation cost for employee stock options as the excess, if any, of the fair market price of the Company’s stock at the measurement date over the amount an employee must pay to acquire stock.  The Company accounts for stock based compensation to non-employees in accordance with SFAS No. 123, as amended by SFAS No. 148.  The Company applies SFAS No. 123 and 148 in valuing options granted to non-employees and estimates the fair value of such options using the Black-Scholes option-pricing model.  The fair value is recorded as expense as services are provided.  See “Recent Accounting Pronouncements” for additional discussion.

The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation.

	Year Ended		Four Months Ended
	December 31, 2005	August, 31, 2004	December 31, 2004	December 31, 2003
				(unaudited)
Net income (loss), as reported	$(2,501,915)	$162,624	$(264,127)	$(485,880)
Add: Stock-based compensation expense included in reported net income, net of related tax effects	—	—	—	—

Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(193,770)	(81,803)	(22,267)	(22,447)

Net income (loss), pro forma	$(2,695,685)	$80,821	$(286,394)	$(508,327)

Basic net earnings (loss) per share, as reported	$(.62)	$.05	$(.08)	$(.15)
Basic net earnings (loss) per share, pro forma	(.67)	.02	(.09)	(.15)

Diluted net earnings (loss) per share, as reported	(.62)	.05	(.08)	(.15)
Diluted net earnings (loss) per share, pro forma	(.67)	.02	(.09)	(.15)

At December 31, 2005, August 31, 2004, December 31, 2004, and 2003, options and warrants to purchase 821,670, 150,000, 402,000, and 320,000 shares, respectively, were outstanding and could affect future periods, but were not included in the computation of diluted earnings (loss) per common share because the effect would be antidilutive.

The fair value of option grants is estimated on the date of grants utilizing the Black-Scholes option pricing with the following weighted average assumptions for grants in 2005, 2004 and 2003; expected life of options ranging from 3 to 5 years; expected volatility ranging from 67% to 126%; and risk-free interest rate ranging 3.4% to 6.1%.  The weighted average fair value on the date of grants for options granted during the years ended December 31, 2005 and August 31, 2004, was $1.80, $0.91, respectively.  There were no options granted during the four months ended December 31, 2004 and 2003.

Earnings Per Share

The Company computes earnings (loss) per common share under Statement of Financial Accounting Standards No. 128, “Earnings per Share” (SFAS No. 128), which requires presentation of Basic and Diluted earnings (loss) per share.  Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, such as stock options, warrants or convertible debentures, unless antidilutive (see Note 10).

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes. SFAS No. 109 requires a Company to use the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.  Under SFAS No. 109, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

Assets and liabilities of the foreign subsidiary with functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the balance sheet date.  Results of their operations are translated using the average exchange rates during the period.  The resulting foreign currency translation adjustment is included in stockholders’ equity as a component of accumulated other comprehensive income (loss).

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Goodwill and Other Intangible Assets

Goodwill represents the residual purchase price after allocation of the purchase price of assets acquired.  Other intangible assets consist primarily of purchased technology and customer relationships.  The Company accounts for goodwill and other intangible assets in accordance with SFAS 142 “Goodwill and Other Intangible Assets”.  Under SFAS 142, goodwill is not amortized but tested for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Other intangible assets are carried at cost less accumulated amortization.  Amortization is computed using the straight-line method over the estimated useful lives of four to fifteen years.

Fair Value of Financial Instruments

Quoted market prices generally are not available for all of the Company’s financial instruments.  Accordingly, fair values are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors.  These estimates involve uncertainties and matters of judgment, and therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.  Cash, receivables, accounts payable, accrued liabilities, deferred service contract income and deferred revenue on system sales are recorded at carrying amounts which approximate fair value due to the short maturity of these instruments.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), (“Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value.  The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition.  We are required to adopt SFAS 123R in the first quarter of fiscal 2006.  Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-payments, the amortization method for compensation cost and the transition method to be used at the date of adoption.  The transition methods include prospective and retroactive adoption methods.  The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would restate prior periods to record compensation expense for all unvested stock options beginning with the first period restated.  We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share.  We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not yet determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.  Additionally, in March 2005, the SEC staff issued a Staff Accounting Bulletin (“SAB 107”) which expressed views of the staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provided the staff’s views regarding the valuation of share-based payment arrangements for public companies.  In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS No. 123R.  While management has not yet completed its evaluation of this statement, the adoption of this statement is expected to have a material negative impact on the Company’s results of operations.  However, due to the “non-cash” nature of stock option expense, management does not expect the adoption of this statement to have an impact on the Company’s financial position and cash flows.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges.  In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.  The Company will adopt this statement as required, and the Company does not believe the adoption will have a material effect on the Company’s results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,” which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  The statement defines a nonmonetary exchange with commercial substance as one in which the future cash flows of an entity are expected to change significantly as a result of the exchange.  SFAS No. 153 is effective for fiscal years beginning after June 15, 2005.  The Company will adopt this statement as required, and it does not believe the adoption will have a material effect on the Company’s results of operation or financial condition.

In May 2005, the Financial Accounting Standards Board issued Statement No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,” or SFAS No. 154. SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle.  Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change.  SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles.  SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements.  We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated results of operations or financial position.

NOTE 2 - LIQUIDITY

As of December 31, 2005, the Company’s working capital amounted to a deficit of $2,549,521 compared to a working capital of $2,038,629, as of August 31, 2004.  At December 31, 2005, the Company’s credit facilities with its bank consisted of a revolving line of credit of $1,000,000, of which $500,000 was outstanding.  The bank credit agreement is through May 1, 2006.  The deficit working capital position on a consolidated basis is the result of the merger with StorCOMM, which had a substantial negative working capital position at the time of the merger closing.  Management is evaluating restructuring some of the liabilities of StorCOMM as well as considering additional equity financing to accelerate its business development plans which in turn may improve its working capital position.

The Company’s primary source of working capital has been generated from the private placement and from borrowings.  The Company’s results of operations for the current fiscal year ended December 31, 2005 produced negative operating cash flow of $638,130, which was not sufficient to fund its product development activities, and to invest in new marketing programs, which required the Company to seek financing.  An unanticipated decline in sales, delays in implementations where payments are tied to delivery and/or performance of services, or cancellations of contracts could have a negative effect on cash flow from operations and could in turn create short-term liquidity problems.  We believe that our current cash and cash equivalents, and cash flow from operations, will be sufficient to meet our current anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months.  We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders.  The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations.  In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.  Although there are no present understandings, commitments or agreements with respect to the acquisition of any other businesses, applications or technologies, we may, from time to time, evaluate acquisitions of other businesses, applications or technologies.

NOTE 3 - RECEIVABLES

Receivables are summarized as follows:

	December 31,
	2005	2004

Billed receivables	$1,233,651	$1,301,111
Unbilled receivables	347,919	483,019
Allowance for doubtful accounts	(33,871)	(47,362)

	$1,547,699	$1,736,768

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	December 31,
	2005	2004

Machinery and equipment	$253,993	$243,628
Furniture and fixtures	391,095	330,569
Data processing equipment	1,483,589	1,053,482
Leasehold improvements	104,928	104,928

	2,233,605	1,732,607
Accumulated depreciation and amortization	(1,721,686)	(1,387,603)

	$511,919	$345,004

Depreciation and amortization expense for property and equipment for the years ended December 31, 2005 and August 31, 2004 was $184,683 and $116,473.  Depreciation and amortization expense for property and equipment for the four months ended December 31, 2004 and 2003 was $42,416 and $44,489 (unaudited).

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

Intangible assets are summarized as follows:

December 31, 2005

Acquired technology	$2,650,000
Customer relationships	2,000,000
Channel partners	110,000

4,760,000
Accumulated depreciation and amortization	(62,760)

Intangible assets, net	$4,697,240

Goodwill	$7,698,434

Amortization expense for intangible assets for the year ended December 31, 2005 was $62,760.  Annual estimated amortization expense for each of the five succeeding fiscal years is as follows:

Fiscal year ending December 31,
2006	$602,496
2007	602,496
2008	602,496
2009	599,631
2010	575,004
Thereafter	1,715,117
Total	4,697,240

NOTE 6 - DEBT

Long-term debt at December 31, 2005 and 2004 consists of the following:

	December 31,
	2005	2004

Line of credit of $1,000,000 with a bank with interest at the bank’s prime rate plus 1% (Prime at December 31, 2005 was 7.25%). The line matured on February 1, 2006, and is collateralized by substantially all of the Company’s assets. The maturity date on the existing balance at February 1, 2006 was extended to May 1, 2006.	$500,000	$300,000
Note acquired in conjunction with StorCOMM merger with interest rate of 7%. Payment terms in accordance with previous judgment in the amount of $25,000 due monthly.	520,871	—
Unsecured Note acquired in conjunction with StorCOMM merger. Principal plus interest was settled and paid on February 14, 2006.	21,325	—
Unsecured notes acquired in conjunction with StorCOMM merger with interest ranging from 7.00% to 8.00%. These notes are due upon demand.	174,078	—
Total	1,216,274	300,000

Less: current portion	995,403	300,000

Long-term portion	$220,871	$—

The fair value of the note acquired in conjunction with the StorCOMM merger was $506,620 at December 31, 2005.  The carrying amounts of the other debt listed above approximate its fair value based on its terms and short maturities.

The Company acquired debt related to a lawsuit settlement in conjunction with the StorCOMM merger.  The settlement bears interest at 6% and is payable in monthly installments of $25,000.  Final payment is due June 17, 2006.  The balance on the settlement at December 31, 2005 is $154,300, which is included in accrued settlement on the balance sheet.

NOTE 7 - COMMITMENTS

Operating Leases

The Company leases office and warehouse space in Calabasas, California, Jacksonville, Florida, and the United Kingdom under non-cancelable operating leases expiring in October, 2007, October, 2006, and June, 2010, respectively.

Future minimum lease payments, by year and in the aggregate, under the facility leases with initial or remaining terms of one year or more are as follows:

Fiscal year ending December 31,	Operating Leases

2006	$458,518
2007	285,277
2008	39,910
2009	39,910
2010	19,955

Total minimum lease payments	$843,570

Rent expense for the years ended December 31, 2005 and August 31, 2004 and the four months ended December 31, 2004 and 2003 was approximately $313,000, $278,000, $93,000 and $93,000 (unaudited), respectively.

Capital Leases

The Company entered into a master agreement to lease equipment as of October 26, 2005.  The equipment will be used for the Company’s infrastructure and will facilitate the integration of the three locations.  As of December 31, 2005 the equipment under the lease agreement was not fully installed and functional.  The equipment is expected to be fully functional and operational in April 2006.  Monthly payments for the lease are estimated to be $19,000 for the first three years and $14,000 for the remaining two years and are expected to begin in April 2006.  The equipment lease provides for an option to purchase at the end of the lease term.

Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan that allows eligible employees to defer up to 100% of their earnings, on a pre-tax basis, subject to dollar limitations of the Internal Revenue Code.  The Company provides a discretionary match on eligible employee contributions, which is determined on an annual basis.  The amount of matching contribution for 2005 and 2004 was 25% of the eligible employee’s contribution up to 4% of the eligible employee’s total salary.  Vesting of the matching contributions by the Company is 20% for each full year of employment.  For the years ended December 31, 2005 and August 31, 2004 and the four months ended December 31, 2004 and 2003, contributions were $32,900, $25,356, $10,295 and $8,794 (unaudited), respectively.

Guarantees and Indemnifications

In accordance with the bylaws of the Company, officers and directors are indemnified for certain events or occurrences arising as a result of the officer or director’s serving in such capacity.  The term of the indemnification period is for the lifetime of the officer or director.  The maximum potential amount of future payments the Company could be required to make under the indemnification provisions of its bylaws is unlimited.  However, the Company has a director and officer liability insurance policy that reduces its exposure and enables it to recover a portion of any future amounts paid.  As a result of its insurance policy coverage, the Company believes the estimated fair value of the indemnification provisions of its bylaws is minimal and therefore, the Company has not recorded any related liabilities.

The Company enters into indemnification provisions under agreements with various parties in the normal course of business, typically with customers and landlords.  Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement.  These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights.  These indemnification provisions generally survive termination of the underlying agreement.  The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited.  The Company maintains general liability, errors and omissions, and professional liability insurance in order to mitigate such risks.  The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements.  As a result, the

Company believes the estimated fair value of these agreements is minimal.  Accordingly, the Company has not recorded any related liabilities.

Warranties and Product Liability

The Company warrants that its products conform to their respective functional specifications.  The Company’s data acquisition products and components are warranted against faulty materials and workmanship for 90 days.  The Company also warrants its application software incorporated in its Laboratory, Radiology, and Pharmacy Information Systems for 90 days and its application software incorporated in its PACS systems for 1 year.  However, such warranties are extended throughout the term of extended service agreements that customers may elect to enter into with the Company.  Direct costs associated with the initial warranties have been insignificant.  The computers that the Company currently sells as part of its Clinical Information and Diagnostic Systems are subject to the warranties of their manufacturers.  The manufacturers generally warrant their products against faulty material and workmanship for one to three years.  The Company passes through the manufacturers warranties to the end users and in most cases contracts with the manufacturers are to provide onsite warranty services through the manufacturers service network.

The Company currently carries an aggregate of $4,000,000 in product liability insurance.  Management believes that this amount of insurance is adequate to cover its risks.  To further mitigate its risks, the Company’s standard hardware sales/software license agreement as well as its service agreement expressly limits its liabilities and the warranties of its products and services in accordance with accepted provisions of the Uniform Commercial code as adopted in most states.

NOTE 8 – SHAREHOLDERS’ EQUITY

Stock Option Plan and Warrants

In November 2005, the Company adopted the 2005 Equity Incentive Plan.  The purpose of the Plan is to encourage ownership in the Company by key personnel whose long-term service is considered essential to the Company’s continued progress and, thereby, encourage recipients to act in the shareholders’ interest and share in the Company’s success.  Under the Plan, the Company may award to eligible participants the following kinds of equity-based compensation, collectively referred to as “Awards”: stock options– both incentive stock options (ISO) and non-statutory stock options; stock awards – both restricted stock awards and restricted stock unit awards; stock appreciation rights; and cash awards.  Up to 1,290,875 shares of common stock may be available under the Plan.  The maximum aggregate number of shares that may be issued under the Plan through the exercise of ISOs is also 1,290,875.  The exercise price cannot be less than 100% of the fair market value of common stock on the date the option is granted.  At December 31, 2005, the 2005 plan has 521,670 options outstanding and 160,000 options exercisable.  The plan expires in 2015.

Option and warrant activity through December 31, 2005 is summarized below:

	Non-Qualified Plans		Incentive Plans		Warrants
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

September 1, 2003	380,000	$0.94	285,000	$1.13	—	—

Options granted range from $1.51 to $1.66	30,000	$1.51	30,000	$1.56	—	—
Options cancelled at $1.00	—	—	(20,000)	$1.00	—	—
Options expired at $.90	(300,000)	$0.90	—	—	—	—

Options and warrants outstanding at August 31, 2004	110,000	$1.20	295,000	$1.18	—	—

Options exercised range at $1.00	—	—	(3,000)	$1.00	—	—

Options outstanding at December 31, 2004	110,000	$1.20	292,000	$1.18	—	—

Options and warrants granted range from $2.65 to $3.00	53,592	$2.66	258,078	$2.73	300,000	$3.00
Options cancelled at $1.00	—	—	(2,500)	$.72	—	—
Options expired at $1.00	(20,000)	$1.00	—	—
Options exercised range from $.72 to $1.00	(20,000)	$1.00	(149,500)	$.99	—	—
Options outstanding at December 31, 2005	123,592	$1.89	398,078	$2.25	300,000	$3.00

Options exercisable at December 31, 2005	57,500	$1.82	102,500	$1.67	300,000	$3.00

Information relating to stock options and warrants at December 31, 2005 summarized by exercise price is as follows:

	Outstanding			Exercisable
		Weighted Average		Weighted Average
Exercise Price Per Share	Shares	Life (Months)	Exercise Price	Shares	Exercise Price

Incentive Stock Option Plan:

$ 0.72	20,000	14.0	$0.72	15,000	$0.72
$ 0.79	20,000	14.0	$0.79	15,000	$0.79
$ 1.51	20,000	38.0	$1.51	5,000	$1.51
$ 1.60	50,000	29.5	$1.60	25,000	$1.60
$ 1.66	10,000	38.0	$1.66	2,500	$1.66
$ 1.76	20,000	29.5	$1.76	10,000	$1.76
$ 2.65	60,000	48.0	$2.65	30,000	$2.65
$ 2.75	198,078	35.0	$2.75	—	$2.75

	398,078	34.1	$2.25	102,500	$1.67

Non-Qualified Stock Option Plan:

$ 0.72	20,000	14.0	$0.72	15,000	$0.72
$ 1.51	30,000	38.0	$1.51	7,500	$1.51
$ 1.60	20,000	29.5	$1.60	10,000	$1.60
$ 2.65	50,000	48.0	$2.65	25,000	$2.65
$ 2.75	3,592	35.0	$2.75	—	$2.75

	123,592	36.7	$1.89	57,500	$1.82

The Company accounts for employee stock-based compensation arrangements using the intrinsic value method in accordance with APB No. 25 and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123 as amended by SFAS No. 148.  Accordingly, no compensation expense has been recognized for options issued to employees in conjunction with the stock option agreements and stock-based compensation plans discussed above.

The fair value of option grants is estimated on the date of grants utilizing the Black-Scholes option pricing with the following weighted average assumptions for grants in 2005, 2004 and 2003; expected life of options ranging from 3 to 5 years; expected volatility ranging from 67% to 126%; and risk-free interest rate ranging 3.4% to 6.1%.  The weighted average fair value on the date of grants for options granted during the years ended December 31, 2005 and August 31, 2004, was $1.80, $0.91, respectively.  There were no options granted during the four months ended December 31, 2004 and 2003.

The Company issued 300,000 warrants pursuant to a private placement transaction (see Note 12).  The fair value of the warrants is estimated utilizing the Black-Scholes option pricing with the following weighted average assumptions; expected life of warrants of 2 years; expected volatility of 100.13%; and risk-free interest rate of 4.4%.  The fair value for the warrants was approximately $430,000.

NOTE 9 - INCOME TAX PROVISION (BENEFIT)

The provision (benefit) for income taxes for the years ended December 31, 2005 and August 31, 2004 and for the four months ended December 31, 2004 consists of the following:

	Year Ended		Four Months Ended
	December 31, 2005	August 31, 2004	December 31, 2004

Current taxes:
Federal	$—	$—	$—
State	13,136	7,697	3,473
	13,136	7,697	3,473

Deferred
Federal	(3,665,386)	102,457	(101,361)
State	10,363	8,909	688

	(3,655,023)	111,366	(100,673)

Change in valuation allowance	4,448,900	(1,300)	97,200

Income tax provision	$807,013	$117,763	$—

Income tax provision differs from the amount obtained by applying the statutory federal income tax rate to income before income tax expense for the years ended December 31, 2005 and August 31, 2004 and for the four months ended December 31, 2004 as follows:

	Year Ended		Four Months Ended
	December 31, 2005	August 31, 2004	December 31, 2004

Computed provision (benefit) for taxes based on income at statutory rate	(34.0)%	34.0%	(34.0)%

State taxes, net of benefit of state net operating loss carryforward	1.4	6.5	1.6

Change in valuation allowance	80.2	(1.1)	32.4

Permanent differences and other	—	2.6	—

	47.6%	42.0%	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2005 and 2004 are approximately as follows:

	December 31,
	2005	2004

Deferred tax assets:
Allowance for doubtful accounts	$13,500	$18,900
Inventory uniform capitalization and reserve	53,800	67,300
Accrued vacation	91,600	78,200
Deferred revenue	408,100	344,200
Depreciation and amortization	68,600	86,800
Net operating loss carryforwards	5,882,900	617,200
Tax credits	699,000	566,400
Other	1,400	9,500

Gross deferred tax assets	7,218,900	1,788,500

Deferred tax liability:
Deferred tax liability on intangible assets	(1,634,700)	—
Capitalized software costs	(754,300)	(612,600)

Gross deferred tax liability	(2,389,000)	(612,600)

Valuation allowance	(4,829,900)	(382,000)

Net deferred tax assets	$—	$793,900

On November 23, 2005, the Company purchased intangible assets that were not deductible for tax purposes, and a deferred tax liability of $1,634,734 was recorded.  In addition, the Company recorded a deferred tax asset of $1,634,734 which is expected to be realized over the term of the deferred tax liability.  The deferred tax asset and deferred tax liability were recorded as of the acquisition date and included in goodwill.

At December 31, 2005, the Company had state and federal net operating loss carryforwards available to offset future taxable income of approximately $28,000,000 and $35,485,000, respectively, that expire at various dates through 2025, and general business tax credit carryforwards available to offset future state and federal income tax payable of approximately $296,000 and $699,000, respectively.  While the Federal general business tax credits expire at various dates through 2025, the state general business tax credits can be carried forward indefinitely.  The Company also has alternative minimum tax (AMT) net operating loss carryforwards of approximately $35,261,000 to offset future AMT taxable income that expires through various dates through 2025.  Internal Revenue Code Section 382 imposes limitations on the utilization of net operating loss and tax credit carryovers pursuant to an ownership change as a consequence of the merger with StorCOMM.  The annual loss limitation amount is $885,000.

The major temporary tax differences that are expected to reverse next year are deferred revenue, allowance for doubtful accounts, accrued vacation, Section 263A Unicap inventory, amortization of intangible assets, and component inventory reserve.  However, the Company expects new temporary differences to be established in these years, which will either reduce or exceed the reversing temporary differences.

The Company annually evaluates the realization of the net deferred tax asset, taking into consideration prior earnings history, projected operating results and the reversal of temporary tax differences.  At December 31, 2005, the Company evaluated the net deferred tax asset taking into consideration operating results and determined that a valuation allowance of approximately $4,829,900 should be maintained.

NOTE 10 – EARNINGS (LOSS) PER SHARE

	Years Ended		Four Months Ended
	December 31, 2005	August 31, 2004	December 31, 2004	December 31, 2003

Basic weighted average shares outstanding	4,038,233	3,318,900	3,319,650	3,318,900

Dilutive effect of stock options and warrants	—	149,039	—	—

Diluted weighted average shares outstanding	4,038,233	3,467,939	3,319,650	3,318,900

At December 31, 2005, August 31, 2004, December 31, 2004, and 2003, options and warrants to purchase 821,670, 150,000, 402,000, and 320,000 shares, respectively, were outstanding and could affect future periods, but were not included in the computation of diluted earnings (loss) per common share because the effect would be antidilutive.

NOTE 11 – SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company determines and discloses its segments in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” which uses a “management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of a company’s reportable segments.  SFAS 131 also requires disclosures about products or services, geographic areas and major customers.  The Company’s management reporting structure provides for only one reportable segment and accordingly, no separate segment information is presented.

The Company had no customers that accounted for more than 10% of the Company’s sales during the years ended December 31, 2005 and August 31, 2004 and the four months ended December 31, 2004 and 2003 (unaudited).

NOTE 12 – ACQUISITION OF STORCOMM, INC.

On November 22, 2005 (the “Effective Date”), the Company acquired StorCOMM, Inc. pursuant to an Agreement and Plan of Reorganization dated August 16, 2005 (the “Merger Agreement”).  Simultaneously with the closing of the merger, ASPYRA sold in a private placement 1,500,000 shares of its common stock and warrants to purchase up to 300,000 shares of its common stock for $3,000,000 pursuant to the terms of the Common Stock and Warrant Purchase Agreement dated August 18, 2005.  The private placement closed and became effective on November 22, 2005.

Pursuant to the Merger Agreement, the Company issued 3,498,000 shares of common stock in exchange for the business and assets of StorCOMM.  Based upon the average closing price of the common stock for August 11, 2005 through August 19, 2005, the value of the common stock was $7,765,560.  In addition, the Company paid approximately $1,157,000 in transaction costs and had advanced StorCOMM $595,387.

The acquisition of StorCOMM is accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards (SFAS) no. 141, “Business Combinations.”  The total purchase price related to the acquisition of StorCOMM was $9,517,590.

StorCOMM will operate as a wholly owned subsidiary of ASPYRA and the Company’s financial statements will include the results of StorCOMM from the closing date of the acquisition (November 22, 2005).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.  The allocation of the purchase price is based in part on independent third-party valuation of certain intangible assets.  The excess purchase price over the estimated fair value of the assets acquired and liabilities assumed is recorded as goodwill.

At November 22, 2005

Current assets	$1,286,767
Purchased technology	1,976,836
Other intangible assets	2,110,000
Goodwill	7,698,434

Total assets acquired	13,072,037
Current liabilities	3,554,447

Total liabilities assumed	3,554,447

Net assets acquired	9,517,590

The purchased technology is comprised of internally created software, which was valued by the independent third-party who assigned an expected useful life of 6 years.

The other intangible assets are primarily comprised of customer relationships valued by the independent third-party.  The expected useful life assigned is 15 years.

The excess of the purchase price over the estimated fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

Since there is no step up in basis of the acquired intangible assets for tax purposes, amortization of purchased technology and other intangible assets is not deductible for tax purposes.  A $1,634,734 deferred tax liability is calculated at the blended tax rate of 40% applied to the $1,976,836 purchased technology and $2,110,000 other intangible assets.  At December 31, 2005, in accordance with SFAS 141, $1,634,734 of the deferred tax liability is expected to be realized over the term as the deferred tax asset, therefore $1,634,734 of the deferred tax liability was offset against the deferred tax asset on Aspyra, Inc. as part of the consolidated income tax provision.  As a result of the transaction, ASPYRA’S deferred tax asset valuation was reduced.  In accordance with SFAS 109, the change in valuation allowance was offset against goodwill.

The following summarized unaudited pro forma consolidated results of operations are presented as if the acquisition of StorCOMM occurred on September 1, 2003.  The unaudited pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisition been completed and presented.

	Years Ended		Four Months Ended
	December 31, 2005	August 31, 2004	December 31, 2004	December 31, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	12,856,600	13,498,129	5,078,375	3,162,561
Net Loss	(3,632,239)	(887,456)	(1,094,499)	(982,614)
Loss per share-basic and diluted	(.90)	(.27)	(.33)	(.30)

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Year Ended		Four Months Ended
	December 31, 2005	August 31, 2004	December 31, 2004	December 31, 2003
				(unaudited)

Supplemental cash flow disclosure:
Interest	$27,140	$3,704	$2,020	$1,888
Income taxes	$1,165	$4,099	$4,919	$3,795
Noncash investing and financing activities:
The Company purchased all of the capital stock of StorCOMM for a total purchase price of $9,517,590. In Conjunction with the acquisition, Liabilities were assumed as follows:
Assets acquired	$13,072,037	$—	$—	$—
Issuance of common stock for purchase of StorCOMM	(7,765,560)	$—	$—	$—
Capitalized merger costs	(1,156,643)	$—	$—	$—
Advance to StorCOMM	(595,387)
Liabilities assumed	$3,554,447	$—	$—	$—

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$3,338,547	$1,329,753
Restricted cash (Note 6)	1,000,000	—
Receivables, net	1,879,960	1,547,699
Inventory	308,591	207,345
Prepaid expenses and other assets	559,526	589,510
TOTAL CURRENT ASSETS	7,086,624	3,674,307

PROPERTY AND EQUIPMENT, net	1,160,558	511,919
INVENTORY OF COMPONENT PARTS	126,301	158,302
CAPITALIZED SOFTWARE COSTS, net of accumulated amortization of $930,974 and $1,211,445	2,237,104	1,885,887
INTANGIBLES, net	4,395,986	4,697,240
GOODWILL	7,698,434	7,698,434
	$22,705,007	$18,626,089
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable (Note 6)	$1,374,078	$995,403
Accounts payable	1,023,972	1,218,698
Accrued liabilities:
Vacation pay	373,800	384,887
Accrued payroll	293,850	355,277
Accrued settlement	—	154,300
Accrued interest and penalty	184,876	—
Other	389,222	338,098
Deferred service contract income	2,492,013	1,611,644
Deferred revenue on system sales	1,773,136	1,165,521
Capital lease – current portion	127,297	—
TOTAL CURRENT LIABILITIES	8,032,244	6,223,828

CAPITAL LEASE	470,413	—
NOTES PAYABLE	87,486	220,871
TOTAL LIABILITIES	8,590,143	6,444,699

SHAREHOLDERS’ EQUITY:
Common shares, no par value; 20,000,000 shares authorized; 10,769,400 and 8,489,400 shares issued and outstanding	21,098,076	16,974,222
Additional paid-in-capital	207,415	—
Accumulated deficit	(7,168,039)	(4,790,142)
Accumulated other comprehensive loss	(22,588)	(2,690)
TOTAL SHAREHOLDERS’ EQUITY	14,114,864	12,181,390

	$22,705,007	$18,626,089

See Notes to Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2006	2005
	(Unaudited)

NET SYSTEM SALES AND SERVICE REVENUE:
System sales	$2,373,252	$883,707
Service revenue	3,546,644	2,497,588
	5,919,896	3,381,295

COSTS OF PRODUCTS AND SERVICES SOLD:
System sales	1,910,467	824,568
Service revenue	1,396,148	824,693
	3,306,615	1,649,261

Gross profit	2,613,281	1,732,034

OPERATING EXPENSES
Selling, general and administrative	3,884,169	1,599,977

Research and development	961,692	558,940

Total operating expenses	4,845,861	2,158,917

Operating loss	(2,232,580)	(426,883)

INTEREST AND OTHER INCOME	20,924	9,142

INTEREST EXPENSE	(166,242)	(7,761)

Loss before provision for income taxes	(2,377,898)	(425,502)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	$(2,377,898)	$(425,502)

LOSS PER SHARE (Note 5):

Basic	$(.26)	$(.13)
Diluted	(.26)	(.13)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	9,051,800	3,368,567
Diluted	9,051,800	3,368,567

See Notes to Condensed Consolidated Financial Statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash

	Six Months Ended June 30,
	2006	2005
	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(2,377,898)	$(425,502)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	470,737	67,260
Provision for doubtful accounts	18,371	21,528
Amortization of capitalized software costs	148,369	178,636
Stock based compensation	207,415	—
Increase (decrease) from changes in:
Receivables	(350,632)	1,004,680
Inventories	(69,245)	(40,339)
Prepaid expenses and other assets	29,985	(58,517)
Accounts payable	(194,726)	(68,349)
Accrued liabilities	9,186	(9,485)
Deferred service contract income	161,492	(396,285)
Deferred revenue on system sales	1,326,492	143,785

Net cash provided by (used in) operating activities	(620,454)	417,412

INVESTING ACTIVITIES
Additions to property and equipment	(181,637)	(169,759)
Additions to deferred merger costs	—	(199,790)
Additions to capitalized software costs	(499,586)	(340,421)

Net cash used in investing activities	(681,223)	(709,970)

FINANCING ACTIVITIES
Borrowings on line of credit	400,000	—
Payments on notes payable	(154,710)	(100,000)
Payments on capital leases	(38,775)	—
Increase in restricted cash	(1,000,000)
Net proceeds from sales of stock in private placement	4,101,088	—
Buyback of fractional shares related to merger	(234)	—
Exercise of stock options	23,000	92,000

Net cash provided by (used in) financing activities	3,330,369	(8,000)

Foreign currency translation adjustment	(19,898)	—

NET INCREASE (DECREASE) IN CASH	2,008,794	(300,558)

CASH, beginning of period	1,329,753	1,655,063

CASH, end of period	$3,338,547	$1,354,505

See notes to Condensed Consolidated Financial Statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1-Presentation of Financial Statements

In the opinion of management of Aspyra, Inc. (the “Company” or “ASPYRA”), the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring accruals) necessary to present fairly the Company’s financial position as of June 30, 2006, the results of its operations for the six-month periods ended June 30, 2006 and 2005, and cash flows for the six months ended June 30, 2006 and 2005.  These results have been determined on the basis of accounting principles generally accepted in the United States and practices applied consistently with those used in preparation of the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results expected for any other period or for the entire year.

Note 2-Liquidity

As of June 30, 2006, the Company’s working capital amounted to a deficit of $945,620 compared to a deficit of $2,549,521, as of December 31, 2005.  The deficit working capital position on a consolidated basis is the result of ASPYRA merging with Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM, Inc.), which had a substantial negative working capital position at the time of the merger and the increase in deferred revenues, which in the aggregate amounted to approximately $4,265,000 at June 30, 2006.  On May 17, 2006, the Company sold in a private placement transaction 2,250,000 shares of its common stock and warrants to purchase up to 1,350,000 shares of its common stock pursuant to the terms of the Common Stock and Warrant Purchase Agreement, dated May 4, 2006.  The private placement generated $4,500,000, less costs, and improved the Company’s working capital position.

The Company’s primary source of working capital has been generated from the private placements, which were completed in November 2005 and May 2006, and from borrowings.  The private placement that was completed in November 2005 generated $3,000,000, less costs.  The Company’s results of operations for the six months ended June 30, 2006 produced negative operating cash flow of $620,454.  An unanticipated decline in sales, delays in implementations where payments are tied to delivery and/or performance of services, or cancellations of contracts could have a negative effect on cash flow from operations and could in turn create short-term liquidity problems.  We believe that our current cash and cash equivalents, and cash flow from operations, will be sufficient to meet our current anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months.  We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. Although there are no present understandings, commitments or agreements with respect to the acquisition of any other businesses, applications or technologies, we may, from time to time, evaluate acquisitions of other businesses, applications or technologies.

Note 3- Inventories

Inventories consist primarily of computer hardware held for resale and are stated at the lower of cost or market (net realizable value).  Cost is determined using the first-in, first-out method. Supplies are charged to expense as incurred.

The Company also maintains an inventory pool of component parts to service systems previously sold, which is classified as non-current in the accompanying balance sheets.  Such inventory is carried at the lower of cost or market and is charged to cost of sales based on usage.  Allowances are made for quantities on hand in excess of estimated future usage.  At June 30, 2006 and December 31, 2005 the inventory allowance was $146,781 and $116,781, respectively.

Note 4- Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.  In accordance with SFAS No. 144, Accounting for Impairment of

Long-Lived Assets, management reviews definite life intangible assets to determine if events or circumstances have occurred which may cause the carrying values of intangible assets to be impaired. The purpose of these reviews is to identify any facts and circumstances, either internal or external, which may indicate that the carrying values of the assets may not be recoverable.  At June 30, 2006, the net carrying value of goodwill and intangible assets were $7,698,434 and $4,395,986, respectively.

Note 5-Earnings per Share

The Company accounts for its earnings per share in accordance with SFAS No.128, which requires presentation of basic and diluted earnings per share.  Basic earnings per share is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the reporting period.  Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts, such as stock options, to issue common stock were exercised or converted into common stock.

Earnings per share has been computed as follows:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005

NET LOSS	$(2,377,898)	$(425,502)
Basic weighted average number of common shares outstanding	9,051,800	3,368,567

Dilutive effect of stock options	—	—

Diluted weighted average number of common shares outstanding	9,051,800	3,368,567

Basic loss per share	$(.26)	$(.13)

Diluted loss per share	$(.26)	$(.13)

For the six months ended June 30, 2006, options to purchase 532,485 shares of common stock at per share prices ranging from $.72 to $2.75 were not included in the computation of diluted loss per share because inclusion would have been anti-dilutive.  For the six months ended June 30, 2005, options to purchase 314,000 shares of common stock at per share prices ranging from $.72 to $2.75 were not included in the computation of diluted loss per share because inclusion would have been anti-dilutive.

Note 6-Debt Obligations

The Company’s line of credit with its bank provides for $1,000,000 on a revolving basis through May 19, 2007.  The line of credit is secured by a $1,000,000 time deposit account.  On June 30, 2006, the total amount due to the bank was $900,000.  The Company acquired a note in conjunction with the merger with Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM, Inc.), with an interest rate of 7% with payments in the amount of $25,000 due monthly.  As of June 30, 2006, the total amount due on this note was $387,486.  The Company also acquired unsecured notes in conjunction with the merger with interest rates ranging from 7% to 8%.  These notes are due upon demand and the balance outstanding at June 30, 2006 was $174,078.

Note 7-Stock-Based Compensation

As of June 30, 2006, the Company has two stock-based compensation plans, the 2005 Equity Incentive Plan and the 1997 Stock Option Plan, under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1997 Stock Option Plan was terminated for purposes of new grants.  Both of these plans have been approved by our shareholders.

Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” No stock-based employee compensation cost was recognized in our Statement of Operations for the six months ended June 30, 2005 as all options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment”, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the six months ended June 30, 2006 includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).  As SFAS No. 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the six months ended June 30, 2006 has been reduced by estimated forfeitures based on historical trends of option forfeitures.  The Company has recorded approximately $207,415 of stock-based compensation expense during the six months ended June 30, 2006 as a result of the adoption of SFAS No. 123(R).  The Company did not record any excess tax benefits as a result of adopting SFAS No. 123(R) in the six months ended June 30, 2006 because the Company is currently providing a valuation on future tax benefits realized until it can sustain a level of profitability that demonstrates its ability to utilize the assets.  Results for prior periods have not been restated.

A summary of option activities under the stock option plans during the six months ended June 30, 2006 is presented as follows:

Stock Options	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	521,670	$2.17	34.7 mos.	$251,600
Granted	50,000	$2.48
Exercised	(30,000)	$0.77
Canceled or Expired	(9,185)	$2.75

Outstanding at June 30, 2006	532,485	$2.26	32.8 mos.	$181,900

Exercisable at June 30, 2006	230,621	$1.98	28.2mos.	$135,600

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the 180,000 options that were in-the-money at June 30, 2006.  As of June 30, 2006, there was approximately $318,421 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under our stock awards plans. That cost is expected to be recognized over a weighted-average period of two years.  The share-based compensation will be amortized based on the accelerated method over the vesting period.

A summary of the status of the Company’s non-vested stock options during the six months ended June 30, 2006 is presented below:

Non-vested Options	Shares	Weighted- Average Grant- Date Fair Value
Non-vested at January 1, 2006	361,670	$2.36
Granted	50,000	2.48
Exercised	—	—
Vested	(100,621)	2.39
Forfeited or expired	(9,185)	2.75

Non-vested at June 30, 2006	301,864	$2.48

The following table illustrates the proforma effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123(R) to all periods presented.

Six Months Ended June 30, 2005
Net loss before stock-based compensation expense	$(425,502)
Less: total stock based employee compensation expense determined under fair value based method for all awards	(22,021)
Net loss	$(447,523)

Basic net loss per share:
Net loss before stock-based compensation	$(.13)
Stock-based compensation	(.00)
Basic net loss per share	$(.13)
Diluted net loss per share:
Net loss before stock-based compensation	$(.13)
Stock-based compensation	(.00)
Diluted net loss per share	$(.13)

The Company issues all of its options at fair market value at the time of grant.  The fair value of each option was estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rates ranging from 3.4% to 4.5%, expected life of options ranging from 3 to 5 years; volatility ranging from 70% to 106% and no assumed dividends.  The weighted-average grant-date fair value of options granted during 2005 was estimated to be $1.80.  There were 50,000 options granted in the six months ended June 30, 2006 at a weighted average fair value of $2.48 per share.  For the six months ended June 30, 2006, the Company used a forfeiture rate of 0% and 4% for non-qualified stock options and incentive stock options, respectively.

SFAS No. 123(R) requires us to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield, vesting percentage and forfeitures. These estimations and judgments are determined by us using many different variables that in many cases are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate may significantly impact the grant date fair value resulting in a significant impact to our financial results.

Note 8-Commitments and Contingencies

In accordance with the bylaws of the Company, officers and directors are indemnified for certain events or occurrences arising as a result of the officer or director’s serving in such capacity.  The term of the indemnification period is for the lifetime of the officer or director.  The maximum potential amount of future payments the Company could be required to make under the indemnification provisions of its bylaws is unlimited.  However, the Company has a director and officer liability insurance policy that reduces its exposure and enables it to recover a portion of any future amounts paid.  As a result of its insurance policy coverage, the Company believes the estimated exposure for the indemnification provisions of its bylaws is minimal and, therefore, the Company has not recorded any related liabilities.

The Company enters into indemnification provisions under agreements with various parties in the normal course of business, typically with customers and landlords.  Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement.  These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights.  These indemnification provisions generally survive termination of the underlying agreement.  The maximum potential amount of future payments the Company could be required to make under these indemnification provisions cannot be estimated.  The Company maintains general liability, errors and omissions, and professional liability insurance in order to mitigate such risks.  The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements.  As a result, the Company believes the estimated exposure under these agreements is minimal.  Accordingly, the Company has not recorded any related liabilities.

Note 9-Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Note 10-Acquisition of StorCOMM, Inc.

On November 22, 2005, the Company acquired StorCOMM, Inc. pursuant to an Agreement and Plan of Reorganization dated August 16, 2005 (the “Merger Agreement”).  Simultaneously with the closing of the merger, ASPYRA sold in a private placement 1,500,000 shares of its common stock and warrants to purchase up to 300,000 shares of its common stock for $3,000,000 pursuant to the terms of the Common Stock and Warrant Purchase Agreement dated August 18, 2005.  The private placement closed and became effective on November 22, 2005.

Pursuant to the Merger Agreement, the Company issued 3,498,000 shares of common stock in exchange for the business and assets of StorCOMM. Based upon the average closing price of the common stock for August 11, 2005 through August 19, 2005, the value of the common stock was $7,765,560. In addition, the Company paid approximately $1,157,000 in transaction costs and had advanced StorCOMM $595,387.

The acquisition of StorCOMM is accounted for as a purchase business combination in accordance with Statement of SFAS No. 141, “Business Combinations.” The total purchase price related to the acquisition of StorCOMM was $9,517,590.

StorCOMM operates as a wholly owned subsidiary of ASPYRA and the Company’s financial statements include the results of StorCOMM from the closing date of the acquisition (November 22, 2005).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price was based on an independent third-party valuation of certain intangible assets. The excess purchase price over the estimated fair value of the assets acquired and liabilities assumed is recorded as goodwill.

At November 22, 2005

Current assets	$1,286,767
Purchased technology	1,976,836
Other intangible assets	2,110,000
Goodwill	7,698,434

Total assets acquired	13,072,037

Current liabilities	3,554,447

Total liabilities assumed	3,554,447

Net assets acquired	$9,517,590

The purchased technology is comprised of internally created software, which was valued by the independent third-party who assigned an expected useful life of six years.

The other intangible assets are primarily comprised of customer relationships valued by the independent third-party. The expected useful life assigned is fifteen years.

The excess of the purchase price over the estimated fair value of the assets acquired and the liabilities assumed was recorded as goodwill, which is expected to be deductible for income tax purposes.

Since there is no step up in basis of the acquired intangible assets for tax purposes, amortization of purchased technology and other intangible assets is not deductible for tax purposes. A $1,634,734 deferred tax liability is calculated at the blended tax rate of 40% applied to the $1,976,836 purchased technology and $2,110,000 other intangible assets. At December 31, 2005, in accordance with SFAS No. 141, $1,634,734 of the deferred tax liability is expected to be realized over the term as the deferred tax asset, therefore $1,634,734 of the deferred tax liability was offset against the deferred tax asset of ASPYRA as part of the consolidated income tax provision. As a result of the transaction, ASPYRA’S deferred tax asset valuation was reduced. In accordance with SFAS No. 109, the change in valuation allowance was offset against goodwill.

The following summarized unaudited pro forma consolidated results of operations are presented as if the acquisition of StorCOMM occurred on January 1, 2005. The unaudited pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisition been completed and presented.

Six Months Ended
June 30, 2005
(unaudited)

Revenues	$6,828,882
Net Loss	(1,166,307)
Loss per share-basic and diluted	(.14)

In January 2006, StorCOMM, Inc. changed its name to Aspyra Diagnostic Solutions, Inc.

Note 11-Private Placement

On May 17, 2006, ASPYRA sold in a private placement 2,250,000 shares of its common stock and warrants to purchase up to 1,350,000 shares of its common stock pursuant to the terms of the Common Stock and Warrant Purchase Agreement, dated May 4, 2006 (the “Purchase Agreement”), by and among ASPYRA and each of the Purchasers. The shares of common stock and warrants were sold in units, with each unit consisting of a single share of ASPYRA common stock and three-fifths of a warrant to purchase one share of ASPYRA common stock. The price per unit was $2.00 for an aggregate purchase price of $4,500,000, less costs.  The exercise price of the warrants is $3.00 per share.  These shares were issued and sold pursuant to the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) that is available for offers and sales to accredited investors pursuant to Rule 506 of Regulation D under the Securities Act and Section 4(2) of the Securities Act.  Simultaneously with the execution of the Purchase Agreement, ASPYRA and each of the Purchasers entered into a Registration Rights Agreement, dated May 4, 2006, pursuant to which each of the Purchasers shall be entitled to certain registration rights.

During the second quarter ended June 30, 2006 the Company accrued approximately $98,000 which is attributable to a penalty related to the private placement transaction that was completed in November 2005, whereby the investors were entitled to receive an amount of 1% per month of the private placement of $3,000,000 if the

Company’s registration statement had not been declared effective within 120 days of the closing of the private placement.

Note 12-Supplemental Cash Flow

During the six months ended June 30, 2006, the Company entered into capital leases for the purchase of equipment totaling $636,485 of which $38,775 was paid during the period.

Note 13-Subsequent Events

On August 3, 2006, Aspyra Diagnostic Solutions, Inc. (formerly StorCOMM, Inc.) executed an amendment to its operating lease for the Jacksonville office location.  The amendment extends the term of the lease, which expires on October 31, 2006 to January 31, 2012 with an effective base rental of approximately $11,534 per month, plus common area maintenance costs, sales tax and property taxes.

Note 14-New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an amendment of APB No. 43, Chapter 4,” which requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” as amendment of APB Opinion No. 29 “Accounting for Nonmonetary Transactions”. This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring during our fiscal year beginning January 1, 2006. The adoption of this standard did not have a material impact on our results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. Statement No. 154 is effective for accounting changes made in our fiscal year beginning January 1, 2006. The adoption of this standard did not have a material impact on our results of operations or financial position.

SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes a contractual obligation to service a financial asset in certain circumstances. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss, or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS No. 156 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of SFAS No. 156 on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48) an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Upon adoption, the cumulative effect of applying the recognition and measurement provisions of FIN 48, if any, shall be reflected as an adjustment to the opening balance of retained earnings.

FIN 48 requires that subsequent to initial adoption a change in judgment that results in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. Currently, we record such changes in judgment, including audit settlements, as a component of our income tax provision. Thus, our reported quarterly income tax rate may become more volatile upon adoption of FIN 48. This change will not impact the manner in which we record income tax expense on an annual basis.

FIN 48 also requires expanded disclosures including identification of tax positions for which it is reasonably possible that total amounts of unrecognized tax benefits will significantly change in the next twelve months, a description of tax years that remain subject to examination by major tax jurisdiction, a tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of each annual reporting period, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate and the total amounts of interest and penalties recognized in the statements of operations and financial position. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this standard on our consolidated financial statements.